Exhibit 99.2

ARRANGEMENT

involving

PNI DIGITAL MEDIA INC.,
STAPLES, INC.,

and

STAPLES CANADA ACQUISITION ULC
a wholly-owned subsidiary of
STAPLES, INC.

SPECIAL MEETING OF SHAREHOLDERS OF
PNI DIGITAL MEDIA INC.
TO BE HELD ON JULY 8, 2014

NOTICE OF SPECIAL MEETING AND
MANAGEMENT PROXY CIRCULAR
JUNE 4, 2014

THE BOARD OF DIRECTORS RECOMMENDS
THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT

These materials are important and require your immediate attention. They require holders of shares of PNI Digital Media Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you have any questions or require assistance with voting your Proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

June 4, 2014

Dear Shareholder:

On behalf of the board of directors (the “Board”) of PNI Digital Media Inc. (“PNI”), I would like to invite you to attend the upcoming special meeting of shareholders of PNI (the “Special Meeting”), the details of which are as follows:

Date:	July 8, 2014

Time:	9:00 a.m. (PDT)

Place:	Offices of McMillan LLP, Suite 1500, 1055 West Georgia Street, Vancouver, BC.

At the Special Meeting, you will be asked to approve an arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) that will result in, among other things, the acquisition by Staples Canada Acquisition ULC (“Staples Acquireco”), a wholly-owned subsidiary of Staples, Inc. (“Staples”), of all of the issued and outstanding common shares of PNI (the “PNI Shares”, and each a “PNI Share”) for consideration of $1.70 per PNI Share in cash, upon the terms and subject to the conditions of the arrangement agreement among Staples, Staples Acquireco and PNI made as of May 2, 2014 (the “Arrangement Agreement”).

The Board, after careful consideration and having received financial and legal advice, and following the receipt of the opinion of its financial advisor as to the fairness, from a financial point of view, of the consideration to be received by holders of PNI Shares (“PNI Shareholders”) pursuant to the Arrangement, and the unanimous recommendation of the special committee of the Board comprised of independent directors created to oversee and supervise the process surrounding the Arrangement, has determined unanimously that the Arrangement Agreement providing for the Arrangement is fair to PNI Shareholders and in the best interests of PNI and recommends that PNI Shareholders vote FOR the special resolution of PNI Shareholders approving the Arrangement (the “Arrangement Resolution”).

To become effective, the Arrangement Resolution must be approved by the affirmative vote of at least 66 2 /3 % of the votes cast by PNI Shareholders present in person or represented by proxy at the Special Meeting and entitled to vote at the Special Meeting. In addition, as the Arrangement constitutes a “business combination” pursuant to Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the Arrangement Resolution must also be approved by a simple majority of the votes cast at the Special Meeting by PNI Shareholders, excluding the votes cast by any holders of PNI Shares that are required to be excluded in order to obtain “minority approval” pursuant to MI 61-101. The Arrangement is also subject to the approval of the Supreme Court of British Columbia, and certain other conditions customary in transactions of this nature.

All of the directors and officers of PNI, and PNI’s largest shareholder, Invesco Canada Ltd., who together own approximately 17.8% of the issued and outstanding PNI Shares, have entered into voting support agreements with Staples pursuant to which they have agreed, subject to the terms of such agreements, to vote their PNI Shares in favour of the Arrangement and any actions required in furtherance of the Arrangement.

The accompanying notice of special meeting of PNI Shareholders and management proxy circular of PNI dated June 4, 2014 describe the Arrangement and include certain other information to assist you in considering how to vote on the Arrangement Resolution. You are urged to read all of this information carefully and in its entirety and, if you require assistance, to consult your financial, legal, tax or other professional advisor. You may also obtain more

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information about PNI on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

Your vote is important regardless of how many PNI Shares you own. We hope that you will be able to attend the Special Meeting. If you are a registered holder of PNI Shares (a “Registered Shareholder”), whether or not you plan to attend the Special Meeting in person, please vote by completing the enclosed form of proxy and returning it in the envelope provided for this purpose, or by following the procedures for Internet, telephone or facsimile voting provided in the accompanying form of proxy, before 9:00 a.m. (PDT) on July 4, 2014 (or, if the Special Meeting is adjourned or postponed, at the time on the business day in Vancouver, British Columbia that is 48 hours (excluding Saturdays, Sundays, and holidays) before the Special Meeting) Registered Shareholders of PNI can submit their proxies to PNI (a) by delivering the completed proxy using the pre-addressed, postage prepaid envelope provided for this purpose, or alternatively by mailing the proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1; (b) over the internet by going to www.investorvote.com and following the instructions provided; (c) by telephone, by calling 1-866-732-VOTE (8683) (toll free within North America) or 312-588-4290 (International) and following the instructions provided; or (d) by facsimile to PNI, c/o Computershare Investor Services Inc., at 1-866-249-7775 (toll free within North America) or (416) 263-9524 (direct).

If you are a Registered Shareholder, we also encourage you to complete, sign, date and return the enclosed letter of transmittal (printed on green paper) to facilitate the prompt payment for your PNI Shares if the Arrangement is completed.

If, like many PNI Shareholders, you hold your PNI Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure that your vote is counted at the Special Meeting and you should arrange for your intermediary to complete the necessary transmittal documents to facilitate the prompt payment for your PNI Shares if the Arrangement is completed.

You will be asked at the Special Meeting to make important decisions. If you are in doubt as to how to make these decisions, please contact your financial, legal, tax or other professional advisor. If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agents: Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

If PNI Shareholders approve the Arrangement Resolution and all of the other conditions to the Arrangement are satisfied or, where permitted, waived, it is anticipated that the Arrangement will be completed in mid-July of 2014.

On behalf of the Board, I would like to take this opportunity to thank you for the support you have shown as a shareholder of PNI as we prepare to take part in this important event in PNI’s history.

Yours very truly,

“Kyle Hall” (signed)

Kyle Hall
President and Chief Executive Officer

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NOTICE OF SPECIAL MEETING OF PNI SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the holders (“PNI Shareholders”) of common shares (“PNI Shares”) of PNI Digital Media Inc. (“PNI”) will be held on July 8, 2014, commencing at 9:00 a.m. (PDT) at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, for the following purposes:

(a)

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated June 2, 2014, as the same may be amended (the “Interim Order”), and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is attached as Appendix A to the accompanying management proxy circular of PNI (the “Circular”), approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving, among other things, the acquisition by Staples Acquisition Canada ULC (“Staples Acquireco”), a wholly-owned subsidiary of Staples, Inc. (“Staples”), of all of the issued and outstanding PNI Shares, including the shares issuable on exercise of outstanding stock options of PNI and warrants of PNI, all as more particularly described in the Arrangement Agreement (as defined below); and

(b)	to transact such further or other business as may properly be brought before the Special Meeting or at any adjournment or postponement thereof.

The enclosed Circular contains a summary of the terms of the arrangement agreement among Staples, Staples Acquireco and PNI dated May 2, 2014 (the “Arrangement Agreement”) providing for the Arrangement. The plan of arrangement to give effect to the Arrangement (the “Plan of Arrangement”) and the Interim Order are attached to the Circular as Appendix B and Appendix E, respectively. The full text of the Arrangement Agreement may be found under PNI’s profile on SEDAR at www.sedar.com.

The Board of Directors of PNI unanimously recommends that PNI Shareholders vote FOR the Arrangement Resolution. PNI Shareholders of record as of 5:00 p.m. (PDT) on June 4, 2014, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment(s) or postponement(s) thereof.

If you are a registered PNI Shareholder (a “Registered Shareholder”), whether or not you plan to attend the Special Meeting in person, please vote by completing the enclosed form of proxy and returning it in the envelope provided for this purpose, or by following the procedures for internet, telephone or facsimile voting provided in the accompanying Circular, before 9:00 a.m. (PDT) on July 4, 2014 (or, if the Special Meeting is adjourned or postponed, at the time on the business day in Vancouver, British Columbia that is 48 hours (excluding Saturdays, Sundays, and holidays) before the Special Meeting Registered Shareholders of PNI can submit their proxies to PNI (a) by delivering the completed proxy using the pre-addressed, postage prepaid envelope provided for this purpose, or alternatively by mailing your proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1; (b) over the internet by going to www.investorvote.com and following the instructions provided; (c) by telephone, by calling 1-866-732-VOTE (8683) (toll free within North America) or 312-588-4290 (International) and following the instructions provided; or (d) by facsimile to PNI, c/o Computershare Investor Services Inc., at (416) 263-9524.

If you are a non-registered PNI Shareholder (a “Beneficial Shareholder”), you must follow the instructions provided by your broker, investment dealer, bank, trust company or other intermediary to ensure that your vote is counted at the Special Meeting.

If you do not vote, or do not instruct your broker, investment dealer, bank, trust company or other intermediary how to vote, you will not be considered to be present in person or represented by proxy for the purpose of voting on the Arrangement Resolution. PNI Shares represented by a properly executed proxy will be voted on any ballot that may be conducted at the Special Meeting in accordance with your instructions and, if you specify a choice with respect to any matter to be acted upon at the Special Meeting, your PNI Shares will be voted accordingly. In the absence of instructions, your PNI Shares will be voted FOR the Arrangement Resolution.

Pursuant to the Interim Order, Registered Shareholders have been granted a right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid an amount equal to the fair value of

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their PNI Shares, in accordance with the BCBCA, as modified and supplemented by the Interim Order. This right is described in the Circular. The dissent procedures are technical and require that a Registered Shareholder who wishes to dissent must send to PNI c/o McMillan LLP, Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Attention: Karen Carteri, not later than 2:00 p.m. (PDT) on July 3, 2014 (or, if the Special Meeting is adjourned or postponed, the business day in Vancouver, British Columbia, Toronto, Ontario, and New York, New York that is two business days immediately preceding the date set for the Special Meeting), a written notice of objection to the Arrangement Resolution and must otherwise comply strictly with the dissent procedures described in the Circular, and the BCBCA, as modified and supplemented by the Interim Order. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent. See “Dissenting Registered Shareholders’ Rights” in the Circular and Appendix F to the Circular. A Beneficial Holder of PNI Shares who wishes to exercise Dissent Rights must arrange for the relevant Registered Shareholder to deliver the Dissent Notice.

The Circular provides additional information relating to matters to be dealt with at the Special Meeting and is deemed to form part of this notice. Any adjourned or postponed Special Meeting resulting from an adjournment or postponement of the Special Meeting will be held at a time and place to be specified either by PNI before the Special Meeting or by the chairman of the Special Meeting at the Special Meeting.

If you have any questions or require assistance with voting your Proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 4th day of June, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Kyle Hall” (signed)

Kyle Hall
President and Chief Executive Officer

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TABLE OF CONTENTS

NOTICE TO PNI SHAREHOLDERS IN THE UNITED STATES	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1

CURRENCY	2

REFERENCE TO ADDITIONAL INFORMATION	3

INFORMATION CONTAINED IN THIS CIRCULAR	3

INFORMATION PERTAINING TO STAPLES AND STAPLES ACQUIRECO	3

INFORMATION CONCERNING THE SPECIAL MEETING AND VOTING AT THE SPECIAL MEETING	3
Management Solicitation of Proxies	3
Voting Securities, Record Date and Principal Holder of Voting Securities	4
Voting By Registered Shareholders	4
Voting By Beneficial Shareholders	6
Questions	7

GLOSSARY OF TERMS	8

SUMMARY	16
Overview	16
The Parties	16
Recommendation of the Special Committee	16
Recommendation of the Directors	17
Reasons for the Recommendations of the Special Committee and the Board	17
Risk Factors Related to the Arrangement	19
Opinion of Cantor Fitzgerald	20
Interests of Directors, Senior Officers and Others in the Arrangement	21
Particulars of the Arrangement	21
Shareholder Approvals	22
Arrangement Mechanics	22
The Arrangement Agreement	23
Sources of Funds for the Arrangement	27
Voting Support Agreements	27
Procedures for Surrender of Share Certificates and Payment of Consideration	27
Principal Legal Matters	27
Certain Canadian Federal Income Tax Considerations	28
Dissent Rights	28

THE ARRANGEMENT	29
Background to the Arrangement	29
Recommendation of the Special Committee	32
Recommendation of the Directors	32
Reasons for the Recommendations of the Special Committee and the Board	33
Risk Factors Related to the Arrangement	35
Opinion of Cantor Fitzgerald	36
Interests of Directors, Senior Officers and Others in the Arrangement	38
Principal and Beneficial Holders of PNI Shares	41
Particulars of the Arrangement	41
Shareholder Approvals	42
Arrangement Mechanics	42

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Sources of Funds for the Arrangement	43
Voting Support Agreements	43
Expenses of the Arrangement	45

THE ARRANGEMENT AGREEMENT	45
Conditions Precedent to the Arrangement	45
Representations and Warranties	47
Covenants of PNI	48
Covenants of Staples and Staples Acquireco	51
Mutual Covenants of the Parties	51
Non-Solicitation Obligations of PNI	51
Superior Proposal	53
Staples’s Right to Match	54
Termination	54
Termination Fees and Expenses	55
Directors’ and Officers’ Insurance and Indemnification	56
Amendment	56

PROCEDURES FOR SURRENDER OF SHARE CERTIFICATES AND PAYMENT OF CONSIDERATION	57
All references to “certificates” in this section include DRS Advice.	57
Delivery Requirements	57
Delivery of Consideration	58

PRINCIPAL LEGAL MATTERS	59
Court Approval of the Arrangement and Completion of the Arrangement	59
Canadian Securities Law Considerations	59

INFORMATION CONCERNING PNI	62
General	62
Description of Share Capital	63
Price Range and Trading Volume Data	63
Independent Auditors	64
Risk Factors Related to PNI	64
Indebtedness of Directors and Executive Officers	64

INFORMATION CONCERNING STAPLES AND STAPLES ACQUIRECO	64
Staples	64
Staples Acquireco	65
Summary Description of Staples’s Business	65

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	65
General	65
Holders Resident in Canada	65
Holders Not Resident in Canada	67

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES	67

DISSENTING REGISTERED SHAREHOLDERS’ RIGHTS	69

OTHER INFORMATION AND MATTERS	71

DEPOSITARY	71

LEGAL MATTERS	71

WHERE YOU CAN FIND MORE INFORMATION	71

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APPROVAL OF PNI DIGITAL MEDIA INC	72

CONSENT OF CANTOR FITZGERALD	73

CONSENT OF MCMILLAN LLP	74

APPENDIX A – ARRANGEMENT RESOLUTION	A-1

APPENDIX B – PLAN OF ARRANGEMENT	B-1

APPENDIX C – OPINION OF CANTOR FITZGERALD	C-1

APPENDIX D – NOTICE OF APPLICATION FOR FINAL ORDER	D-1

APPENDIX E – INTERIM ORDER	E-1

APPENDIX F – DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)	F-1

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PNI DIGITAL MEDIA INC.

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of PNI. Proxies may also be solicited by Staples on behalf of the management of PNI. The accompanying form of proxy is for use at the Special Meeting and at any adjournment or postponement of the Special Meeting and for the purposes set forth in the accompanying Notice of Special Meeting. A glossary of certain terms used in this Circular can be found beginning on page 8 of this Circular.

NOTICE TO PNI SHAREHOLDERS IN THE UNITED STATES

PNI is a corporation existing under the laws of Canada. The solicitation of proxies for the Special Meeting by means of this Circular is not subject to the proxy requirements of the United States Securities Exchange Act of 1934, as amended. Accordingly, the solicitations and transactions contemplated in this Circular are made in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. PNI Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the United States Securities Exchange Act of 1934, as amended. Specifically, information concerning the operations of PNI contained in this Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The financial statements of PNI have been prepared in accordance with IFRS or in accordance with GAAP, in each case as applicable for the periods to which such financial statements relate, and thus may not be comparable to financial statements of United States companies.

PNI Shareholders who are resident in, or citizens of, the United States should be aware that the transactions described in this Circular may have tax consequences for them which may not be described herein.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that each of PNI and Staples Acquireco exists and is organized under the laws of Canada, that some or all of their respective directors and senior officers and certain of the experts named in this Circular are not residents of the United States, and that all or a substantial portion of their respective assets are located outside the United States. As a result, it may be difficult or impossible for PNI Shareholders in the United States to effect service of process within the United States upon certain of the directors or senior officers of PNI or Staples Acquireco, or certain of the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, PNI Shareholders should not assume that the courts of Canada would enforce (a) judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States, or (b) in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

THIS CIRCULAR, THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THESE TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Circular, including the Appendices to this Circular, contain “forward-looking statements” and “forward-looking information” under applicable Securities Laws (collectively, the “forward-looking statements”) relating, but not limited to, the expected timetable for completing the Arrangement, satisfaction of conditions precedent to such completion, and any other statements regarding PNI’s expectations, intentions, plans and beliefs. Forward-looking statements can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, “will” or similar words suggesting future outcomes or other expectations, intentions, plans, beliefs, objectives, assumptions or statements about future events or performance.

PNI Shareholders are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. In evaluating these statements, PNI Shareholders should specifically consider various factors, including the risks outlined under the headings “Information Concerning PNI — Risk Factors Related to PNI” and “The Arrangement — Risk Factors Related to the Arrangement” in this Circular and those documents incorporated by reference herein, which risks may cause actual results to differ materially from any forward-looking statement.

Assumptions upon which forward-looking statements related to the Arrangement are based include, without limitation, (a) that the PNI Shareholders will approve the Arrangement Resolution in the manner required by the Interim Order; (b) that the Court will approve the Arrangement; and (c) that all other conditions to the completion of the Arrangement will be satisfied or, where permitted, waived. Many of these assumptions are based on factors and events that are not within the control of PNI and may not prove to be correct.

Factors that could cause actual results of PNI to vary materially from results anticipated by such forward-looking statements include, but are not limited to, the Parties’ ability to consummate the Arrangement; the conditions to the completion of the Arrangement, including the receipt of Shareholder approvals, and Court approval required for the Arrangement (which may not be obtained or may not be obtained on the terms expected or on the anticipated schedule); the Parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatment of the Arrangement; and the other factors described in PNI’s annual report for the fiscal year ended September 30, 2013, dated December 10, 2013, and its most recent annual and quarterly financial statements, all of which are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

You are further cautioned that the list of forward-looking statements, risks and assumptions set forth or referred to above is not exhaustive. All forward-looking statements in this Circular, including the Appendices hereto, are qualified by these cautionary statements. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking statements are discussed in PNI’s public filings with the Canadian Securities Administrators. The statements in this Circular are made as of the date of this Circular and PNI does not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent expressly required by applicable Laws. In addition, PNI does not undertake any obligation to comment on analyses, expectations or statements made by third parties in respect of PNI, its financial or operating results, or its securities.

The forward-looking statements and information contained in this Circular are made as of the date hereof and PNI does not undertake any obligation update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable Securities Laws. Although PNI believes that the assumptions inherent in the forward looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

CURRENCY

Unless otherwise stated, all references in this Circular to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian dollars, identified by the “$” sign. On June 3, 2014, the noon rate of exchange as reported by the Bank of Canada was $1.00 = USD$0.9162. PNI Shareholders in the United States are urged to obtain a current market quotation for the U.S. dollar/Canadian dollar exchange rate.

REFERENCE TO ADDITIONAL INFORMATION

You can obtain additional documents related to PNI without charge on SEDAR at www.sedar.com. You can also obtain documents related to PNI by requesting them from the Chief Financial Officer of PNI, at Suite 100 – 425 Carrall Street, Vancouver, BC V6B 6E3, or by facsimile at 604-893-8966.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at June 4, 2014, except where otherwise noted.

No person has been authorized by PNI, Staples or Staples Acquireco to give information or to make any representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by PNI.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Any responsibility of PNI, Staples or Staples Acquireco for any third party’s non-compliance with the laws in such jurisdiction is expressly disclaimed.

All summaries of the terms and conditions of, and all references to, the Arrangement, the Arrangement Agreement and the Voting Support Agreements in this Circular are qualified in their entirety by reference, in the case of the Arrangement, to the complete text of the Plan of Arrangement attached as Appendix B to this Circular, and in the case of the Arrangement Agreement, to the complete text of the Arrangement Agreement, which has been filed on SEDAR at www.sedar.com, and in the case of the Voting Support Agreements, to the complete text of each of the Voting Support Agreements filed on SEDAR and available at www.sedar.com.

PNI Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

If you hold PNI Shares through a broker, investment dealer, bank, trust company or other Intermediary, you should contact your Intermediary for instructions and assistance in voting.

INFORMATION PERTAINING TO STAPLES AND STAPLES ACQUIRECO

Certain information pertaining to Staples, Staples Acquireco and their affiliates, including, but not limited to, information under “Information Concerning Staples and Staples Acquireco” in this Circular, has been furnished to PNI by Staples and by Staples on behalf of Staples Acquireco. PNI and its Directors have relied upon this information without having made independent inquiries as to the accuracy or completeness thereof. Although PNI does not have any knowledge that would indicate that any such information is untrue or incomplete, neither PNI nor any of its Directors, senior officers or advisors assumes any responsibility for the accuracy or completeness of such information, nor for any failure by Staples or Staples Acquireco to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to them.

INFORMATION CONCERNING THE SPECIAL MEETING AND VOTING AT THE SPECIAL MEETING

Management Solicitation of Proxies

This Circular is being furnished in connection with the solicitation of proxies by the management of PNI for use at the Special Meeting (or any adjournment or postponement thereof). The Special Meeting is to be held on July 8, 2014 at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia commencing at 9:00 a.m. (PDT), for the purposes set out in the accompanying Notice of Special Meeting. PNI will conduct its solicitation of proxies primarily by mail but proxies may be solicited personally or by telephone by directors, officers and regular employees of PNI. Proxies may also be solicited by Staples on behalf of the management of PNI.

In connection with the solicitation of proxies, PNI has retained Laurel Hill Advisory Group (the “Proxy Solicitation Agent”) to assist with PNI’s communications with its shareholders. In connection with these services, the Proxy Solicitation Agent is expected to receive a fee of approximately $25,000 plus out-of-pocket expenses.

All solicitation costs in connection with the Special Meeting will be borne by PNI.

Quorum

A quorum of Shareholders will be present at the Special Meeting if not less than one PNI Shareholder present in person or represented by proxy or a duly authorized representative, representing not less than five percent (5%) of the issued and outstanding PNI Shares, is present at the opening of the Special Meeting.

Voting Securities, Record Date and Principal Holder of Voting Securities

PNI is authorized to issue an unlimited number of PNI Shares. As of 5:00 p.m. (PDT) on June 4, 2014, the record date for the Special Meeting, there were 41,445,803 PNI Shares issued and outstanding. Each PNI Share carries the right to one vote.

Only PNI Shareholders of record as of the record date will be entitled to vote at the Special Meeting. In accordance with the provisions of the BCBCA, PNI prepared a list of PNI Shareholders on the record date. Each Shareholder named in the list will be entitled to vote PNI Shares shown opposite his, her or its name on the list at the Special Meeting, on all matters that properly come before the Special Meeting.

To become effective, the Arrangement Resolution must be approved by the affirmative vote of at least 66 2 /3 % of the votes cast by PNI Shareholders present in person or represented by proxy at the Special Meeting and entitled to vote at the Special Meeting. In addition, as the Arrangement constitutes a “business combination” pursuant to MI 61-101, the Arrangement Resolution must also be approved by a simple majority of the votes cast at the Special Meeting, excluding the votes cast by any holders of PNI Shares that are required to be excluded in order to obtain “minority approval” pursuant to MI 61-101. See “Principal Legal Matters — Canadian Securities Law Considerations — Minority Approval” in this Circular.

To the knowledge of the directors and senior officers of the PNI, and based on PNI’s review of the records maintained by its transfer agent, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”) and insider reports filed with System for Electronic Disclosure by Insiders, no persons own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of PNI, except as follows. Invesco Canada Ltd. owns or exercises control or direction over, directly or indirectly, 5,030,000 PNI Shares representing approximately 12.14% of the currently issued and outstanding PNI Shares.

As of the date of this Circular, the Directors and senior officers of PNI beneficially own, directly or indirectly, or exercise control or direction over, 2,332,970 PNI Shares, which represent approximately 5.6% of the issued and outstanding PNI Shares. All of such Directors and senior officers entered into the PNI Voting Support Agreements with Staples pursuant to which each of them agreed, subject to the terms thereof, to vote his PNI Shares in favour of the Arrangement and any actions required in furtherance of the Arrangement. See “The Arrangement —Voting Support Agreements” in this Circular

Voting By Registered Shareholders

The following instructions are for registered holders of PNI Shares (“Registered Shareholders”). If you are a Beneficial Shareholder, please see “Voting By Beneficial Shareholders” below and follow your Intermediary’s instructions on how to vote your PNI Shares.

A Registered Shareholder is a Shareholder whose share certificate bears the name of the Shareholder. If you are a Registered Shareholder, you can vote your PNI Shares in person at the Special Meeting or by proxy.

Voting in Person

Registered Shareholders who attend the Special Meeting may vote PNI Shares registered in their names on resolutions put before the Special Meeting, namely the Arrangement Resolution. To ensure your vote is counted, complete and return the accompanying form of proxy as soon as possible even if you plan to attend the Special Meeting in person. Even if you return a completed proxy, you can attend the Special Meeting and your vote can be taken and counted at the Special Meeting. Please register your attendance with the scrutineer, Computershare Investor Services Inc., upon arrival at the Special Meeting.

Voting by Proxy

If you do not wish to attend the Special Meeting or do not wish to vote in person, by internet, or by telephone, you may vote by proxy by properly completing a form of proxy (printed on blue paper) and depositing it with the transfer agent, Computershare Investor Services Inc., (the “Transfer Agent”), no later than 9:00 a.m. (PDT) on July 4, 2014 (or, if the Special Meeting is adjourned or postponed, at the time on the Business Day in Vancouver, British Columbia that is 48 hours (excluding Saturdays, Sundays and holidays) before the Special Meeting). A proxy is a document that authorizes another person to attend the Special Meeting and cast votes at the Special Meeting on behalf of a Registered Shareholder. If you are a Registered Shareholder, you can use the accompanying form of proxy or any other legal form of proxy.

Form of Proxy

The form of proxy accompanying this Circular confers discretionary authority upon the nominees named in the enclosed form of proxy with respect to amendments or variations of matters identified in the Notice of Special Meeting or other matters which may properly come before the Special Meeting.

The persons named in the accompanying form of proxy are Directors or officers of PNI. You may choose those individuals or any other person to act as your proxyholder for casting your votes for you at the Special Meeting. If you want to authorize a Director or officer of PNI to act as your proxyholder, please leave the line near the top of the proxy form blank, as their names are pre-printed on the form. A Registered Shareholder has the right to appoint a person, who need not be a Shareholder, to attend and act on the Shareholder’s behalf at the Special Meeting other than the persons named in the proxy as proxyholders. If you want to authorize another person as your proxyholder, fill in that person’s name in the blank space located near the top of the accompanying proxy form.

The securities represented by the proxy will be voted in accordance with the instructions of the Shareholder on any ballot. If you mark on the proxy how you want to vote on a particular matter (by checking “FOR” or “AGAINST”), your proxyholder must vote your PNI Shares as instructed. If you do NOT mark on the proxy how you want to vote on a particular matter, your proxyholder is entitled to vote your PNI Shares as he or she sees fit. If your proxy does not specify how to vote on any particular matter, and if you have authorized a Director or officer of PNI to act as your proxyholder, your PNI Shares will be voted at the Special Meeting FOR the Arrangement Resolution.

The completed proxy must be signed by the Registered Shareholder or such Registered Shareholder’s attorney authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof, duly authorized. Instructions for using each of the voting methods are set out on the form of proxy.

Depositing a Proxy

To be valid, the form of proxy must be filled out, correctly signed (exactly in the manner in which the Registered Shareholder’s PNI Shares are registered) and returned to the Transfer Agent by delivering it by 9:00 a.m. (PDT) on July 4, 2014 (or, if the Special Meeting is adjourned or postponed, at the time on the Business Day in Vancouver, British Columbia that is 48 hours (excluding Saturdays, Sundays and holidays) before the Special Meeting) as follows:

(i)	MAIL: by using the pre-addressed, postage prepaid return envelope accompanying this Circular, or alternatively you may mail your proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

(ii)	INTERNET: by going to www.investorvote.com and following the instructions provided;

(iii)	TELEPHONE: by calling 1-866-732-VOTE (8683) (toll free within North America) or 312-588-4290 (International) from a touch tone telephone and following the instructions provided; or

(iv)	FACSIMILE: to PNI, c/o Computershare Investor Services Inc., at 1-866-249-7775 (toll free within North America) or (416) 263-9524 (direct).

It is the responsibility of the Registered Shareholder appointing some other person to represent him, her or it to inform such person that the person has been so appointed.

Revoking a Proxy

If you want to revoke your proxy after you have completed and delivered it, another properly executed proxy bearing a later date should be completed and delivered by you as set out above under “Depositing a Proxy”, or you can deposit an instrument in writing executed by you or your attorney authorized in writing that is received: (a) at the registered office of PNI or the Transfer Agent by 5:00 p.m. (PDT) on July 7, 2014 (or the last Business Day in Vancouver, British Columbia before the day set for the Special Meeting, or any adjournment or postponement thereof); (b) with the scrutineer of the Special Meeting, to the attention of the chairman of the Special Meeting, at or immediately prior to the commencement of the Special Meeting (or any adjournment or postponement of the Special Meeting); or (c) in any other manner permitted by law. Attendance at the Special Meeting without voting will not itself revoke a proxy. If the instrument of revocation is deposited with the chairman of the Special Meeting on the day of the Special Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy. If you revoke your proxy and do not replace it with another proxy that is properly deposited, you may still vote PNI Shares registered in your name in person at the Special Meeting.

Voting By Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold PNI Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of PNI Shares) or as set out in the following disclosure.

If PNI Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those PNI Shares will not be registered in the shareholder’s name on the records of the Company. Such PNI Shares will more likely be registered under the names of intermediaries. If your PNI Shares are held on your behalf, or for your account, by an Intermediary, you are a Beneficial Shareholder (as opposed to a Registered Shareholder). In Canada, the vast majority of such PNI Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. In accordance with Securities Laws, the Company has distributed copies of the Notice of Meeting and this Circular to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Intermediaries are required to forward the Notice of Meeting and this Circular to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them.

Every Beneficial Shareholder should carefully follow the instructions provided by its Intermediary in order to ensure that their Shares are voted at the applicable Meeting and contact their Intermediaries promptly if they need assistance. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to Registered Shareholders; however, its purpose is limited to instructing the Registered Holders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”) in lieu of the applicable form of proxy. The Beneficial Shareholder is requested to complete and return the VIF by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the Internet to vote the Shares held by the Beneficial Shareholder at www.proxyvote.com. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of PNI Shares to be represented at the applicable Meeting. A Beneficial Shareholder receiving a VIF cannot use that VIF to vote PNI Shares directly at the applicable Meeting, as the VIF must be returned as directed by Broadridge well in advance of the applicable Meeting in order to have the PNI Shares voted.

Additionally, there are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or "OBOs"; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or "NOBOs". The Company may utilize the Broadridge QuickVote™ service to assist Non-Registered Shareholders that are NOBOs with voting their PNI Shares. Laurel Hill Advisory Group may contact NOBOs to conveniently obtain a vote directly over the telephone.

Proxies returned by Intermediaries as “non-votes” because the Intermediary has not received instructions from the Beneficial Shareholder with respect to the voting of PNI Shares will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. PNI Shares represented by Intermediary “non-votes” will not be counted in determining whether there is a quorum.

Questions

If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agents: Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

GLOSSARY OF TERMS

The following glossary of terms used in this Circular, including the Summary section, but not including the Appendices, is provided for ease of reference:

“Acceleration Benefit” has the meaning described under the heading “Principal Legal Matters— Canadian Securities Law Considerations — Special Transaction Rules”.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any person or group of persons other than the Staples (or any affiliate of Staples or any person acting in concert with the Staples or any affiliate of Staples) after May 2, 2014 relating to (i) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities) (ii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its Subsidiaries (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

“affiliate” has the meaning given to that term in NI 45-106.

“allowable capital loss” has the meaning described under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

“Appendices” means, collectively, the appendices to this Circular.

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or supplement thereto made in accordance with the Arrangement Agreement.

“Arrangement Agreement” means the arrangement agreement among Staples, Staples Acquireco and PNI dated May 2, 2014, as it may be amended, supplemented or otherwise modified in accordance with its terms, providing for, among other things, the Arrangement.

“Arrangement Resolution” means the special resolution of the PNI Shareholders approving the Arrangement and presented at the Special Meeting substantially in the form attached as Appendix A to this Circular.

“BCBCA” means the British Columbia Business Corporations Act, SBC 2002, c 57, and the regulations made thereunder, as amended.

“Beneficial Shareholder” means a holder of PNI Shares who holds such PNI Shares beneficially through an Intermediary.

“Bloom Litigation” has the meaning described under the heading “The Arrangement - Background to the Arrangement”

“Board” or “Board of Directors” means the board of directors of PNI, as constituted from time to time.

“Board Recommendation” means the unanimous recommendation of the Board that PNI Shareholders vote in favour of the Arrangement Resolution.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means, except as otherwise noted, any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia, Toronto, Ontario or New York, New York.

“Cairns Employment Agreement” has the meaning described under the heading “The Arrangement – Interests of Directors, Senior Officers and Others in the Arrangement – Change of Control Provisions”

“Canadian Securities Administrators” means, collectively, the securities commissions or other similar regulatory authorities in each of the provinces and territories of Canada.

“Cantor Fitzgerald” means Cantor Fitzgerald Canada Corporation, an affiliate of Cantor Fitzgerald, L.P., in its capacity as the financial advisor to the Special Committee and as the issuer of the Cantor Fitzgerald Opinion.

“Cantor Fitzgerald Opinion” means the written opinion of Cantor Fitzgerald as to whether the Consideration to be received by PNI Shareholders is fair, from a financial point of view, to PNI Shareholders, a copy of which is attached as Appendix C to this Circular.

“CDS” means CDS Clearing and Depositary Services Inc.

“Change in Recommendation” means any occurrence where the Board or any committee of the Board (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within three (3) Business Days after having been requested in writing by Staples and Staples Acquireco to do so the Board Recommendation, or (B) takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than two (2) Business Days after first learning of an Acquisition Proposal, or (C) takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Board or a committee of the Board does not support the Arrangement and the Arrangement Agreement or does not believe that the Arrangement and the Arrangement Agreement are in the best interests of PNI Shareholders or the Board fails to publicly reaffirm (without qualification), within three (3) Business Days after having been requested in writing by Staples and Staples Acquireco to do so, the Board Recommendation.

“Circular” means this management proxy circular of PNI, including the Notice of Special Meeting, all Appendices and all documents incorporated by reference in this Circular, as the same may be amended, supplemented or otherwise modified from time to time.

“COC Benefit” has the meaning described under the heading “Principal Legal Matters — Canadian Securities Law Considerations — Special Transaction Rules”.

“Company” or “PNI” means PNI Digital Media Inc., a corporation existing under the laws of British Columbia.

“Company Employee” means the employees of the Company and its Subsidiaries.

“Company Termination Fee” means the amount of $2 million payable by PNI to Staples Acquireco as liquidated damages in the circumstances described in Section 8.2 of the Arrangement Agreement and otherwise in accordance with its terms.

“Computershare” means Computershare Investor Services Inc.

“Confidentiality Agreement” means the confidentiality agreement dated May 2, 2014 between PNI and Staples.

“Consideration” means the cash consideration to be received by PNI Shareholders pursuant to the Arrangement Agreement and the Plan of Arrangement as consideration for each PNI Share outstanding immediately prior to the Effective Time, consisting of $1.70 per PNI Share.

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which PNI or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia.

“CRA” means the Canada Revenue Agency.

“Depositary” means Computershare, in its capacity as depositary for the Arrangement for the receipt of certificates representing PNI Shares and related Letters of Transmittal deposited pursuant to the Arrangement.

“Directors” means, collectively, the members of the Board of Directors from time to time, and “Director” means any one of them.

“Disclosure Letter” means the disclosure letter dated May 2, 2014 that was provided by PNI to Staples and Staples Acquireco in connection with the Arrangement Agreement.

“Dissent Notice” means the written objection of a Registered Shareholder to the Arrangement Resolution, submitted to PNI in accordance with dissent procedures described under the heading “Dissenting Registered Shareholders’ Rights”.

“Dissent Rights” means the rights of dissent provided for under the BCBCA of the PNI Shareholders in respect of the Arrangement Resolution, as modified by the Interim Order, the Final Order and the Plan of Arrangement.

“Dissent Shares” means PNI Shares in respect of which Dissent Rights are duly exercised.

“Dissenting Non-Resident Holder” has the meaning described under the heading “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Dissenting Non-Resident Holders”.

“Dissenting Resident Holder” has the meaning described under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Dissenting Resident Holders”.

“Dissenting Shareholder” means any Registered Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights.

“Effective Date” means the date on which the Plan of Arrangement is effective.

“Effective Time” means the time when the Arrangement will be deemed to have been completed, which shall be 12:01 a.m. PDT on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Egan Employment Agreement” has the meaning described under the heading “The Arrangement– Interests of Directors, Senior Officers and Others in the Arrangement – Change of Control Provisions”

“Engagement Letter” means the engagement letter dated March 12, 2014 whereby the Special Committee engaged Cantor Fitzgerald.

“Escrow Agent” means the third party escrow agent under the Escrow Agreement.

“Escrow Agreement” means the escrow agreement to be entered into on or before the date that is two (2) Business Days before the Effective Date among PNI, Staples, Staples Acquireco and the Escrow Agent for the deposit of PNI’s source code and related documentation for its owned software with the Escrow Agent.

“Exchanges” means the TSX and the OTC QB.

“Executive Employment Agreements” means, collectively, the Cairns Employment Agreement, the Egan Employment Agreement, the Hall Employment Agreement, the Lawrence Employment Agreement, and the Thomas Employment Agreement.

“Final Order” means the final order of the Court under section 291 of the BCBCA in form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to each of the Parties, each acting reasonably) on appeal.

“forward-looking statements” has the meaning described under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

“GAAP” means generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange (including the Exchanges).

“Hall Employment Agreement” has the meaning described under the heading “The Arrangement – Interests of Directors, Senior Officers and Others in the Arrangement – Change of Control Provisions”

“Holder” or “Holders” has the meaning described under the heading “Certain Canadian Federal Income Tax Considerations — General”.

“IFRS” means Canadian generally accepted accounting principles for publicly accountable enterprises being International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board effective for financial reporting periods beginning on or after January 1, 2011.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Special Meeting, as such order may be amended by the Court with the consent of each of PNI, Staples, and Staples Acquireco, each acting reasonably.

“Intermediary” means an intermediary with which a Beneficial Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

“Invesco” means Invesco Canada Ltd.

“Invesco Voting Support Agreement” means the agreement between Staples and Invesco, as further described under the heading “The Arrangement — Voting Support Agreements”.

“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets.

“Lawrence Employment Agreement” has the meaning described under the heading “The Arrangement – Interests of Directors, Senior Officers and Others in the Arrangement – Change of Control Provisions”

“Letter of Transmittal” means the letter of transmittal sent by PNI to Registered Shareholders in connection with the Arrangement and accompanying this Circular.

“Lien” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Matching Period” has the meaning described under the heading “The Arrangement Agreement — Superior Proposal”.

“Material Adverse Effect” means any change, effect, event or development that, individually or in the aggregate with such other changes, effects, events or developments, has or could reasonably be expected to have, a material and adverse effect on the operations, results of operations, properties, assets, liabilities, obligations, business, or financial condition of the Company and its Subsidiaries, taken as a whole, except any change, effect, event or development resulting from or arising in connection with:

(a)	general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada, the United States or the United Kingdom;

(b)

any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts or other armed conflict, in each case, whether occurring within or outside of Canada, the United States or the United Kingdom;

(c)

the announcement of the Arrangement Agreement, including any actions of competitors, or any loss or threatened loss of, or adverse change or threatened adverse change in the relationship of the Company with any Governmental Entity or any of its customers, employees, executives, financing sources, distributors or suppliers arising as a consequence of the same;

(d)

any change or proposed change in Law or generally accepted accounting principles or accounting rules or the interpretation thereof applicable to the industries or markets in which the Company or any of its Subsidiaries operate;

(e)	any action taken by the Company in accordance with the Arrangement Agreement or with the prior written consent of Staples or Staples Acquireco;

(f)	any change affecting the industries or markets in which the Company or any of its Subsidiaries operate; and

(g)

any change in the trading price or any change in the trading volume of the PNI Shares (it being understood that the causes underlying such change in trading price or trading volume (other than those in clauses (a) to (f) above) may be taken into account in determining whether a Material Adverse Effect has occurred).

provided, however, that with respect to paragraphs (a), (b), (d) and (f), such matters do not have a materially disproportionate effect on the Company and its Subsidiaries as a whole, relative to companies of similar size operating in the industries or markets in which the Company or any of its Subsidiaries operate, and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall be deemed not to be, illustrative or interpretative for the purpose of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $1 million in the aggregate; (iii) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company; (iv) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $1 million over the remaining term; (v) providing for the establishment, investment in, organization or formation of any joint venture, limited liability company or partnership in which the interest of the Company and/or its Subsidiaries has a fair market value which exceeds $1 million; (vi) that creates an exclusive dealing arrangement or right of first offer or refusal; (vii) that is a collective agreement; (viii) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $1 million; (ix) that limits or restricts (A) the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of persons to whom the Company or any of its Subsidiaries may sell products or deliver services; (xii) that is made out of the Ordinary Course; or (x) that is otherwise material to the Company and its Subsidiaries, taken as a whole; and includes each of the Contracts listed in the Disclosure Letter.

“material fact” has the meaning ascribed to it in the Securities Laws.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Minority PNI Shareholders” means, collectively, all PNI Shareholders other than Kyle Hall and Robert Chase.

“misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“NOBO” has the meaning given to that term in NI 54-101.

“Non-Resident Holder” or “Non-Resident Holders” has the meaning described under the heading “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”.

“Notice of Appearance” has the meaning described under the heading “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement”.

“Notice of Intention” has the meaning described under the heading “Dissenting Registered Shareholders’ Rights”.

“Notice of Special Meeting” means the Notice of Special Meeting of PNI Shareholders accompanying this Circular.

“OBO” has the meaning given to that term in NI 54-101.

“Optionholders” means, collectively, the holders of PNI Options, and each an “Optionholder”.

“Ordinary Course” means, with respect to an action taken by the Company, that such action is consistent in nature, scope and magnitude with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the business of the Company.

“OTC QB” means the OTC QB marketplace of the OTC Markets Group.

“Outside Date” means August 16, 2014, or such later date as may be agreed to in writing by the Parties.

“Parties” means the Company, Staples and Staples Acquireco and “Party” means any one of them.

“PDT” means Pacific Daylight Time.

“person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, in the form of Appendix B to this Circular, and any further amendments or variations thereto made in accordance the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Staples and PNI, each acting reasonably.

“PNI Options” means the outstanding options to purchase PNI Shares issued pursuant to the Stock Option Plan.

“PNI Shareholders” means, collectively, Registered Shareholders and Beneficial Shareholders.

“PNI Shares” means the common shares in the capital stock of PNI Company, and each a “PNI Share”.

“PNI Voting Support Agreements” means the agreements between Staples and all of the Directors and senior officers of PNI, as further described under the heading “The Arrangement — Voting Support Agreements”.

“PNI Warrants” means the outstanding share purchase warrants exercisable into PNI Shares at an exercise price of $1.15 per PNI Share until December 20, 2015.

“Proposed Amendments” has the meaning described under the heading “Certain Canadian Federal Income Tax Considerations — General”.

“Proxy Solicitation Agent” means Laurel Hill Advisory Group.

“Purchaser Termination Fee” means the amount of $2.361 million payable by Staples to PNI as liquidated damages in the circumstances described in Section 8.2 of the Arrangement Agreement.

“Required Approval” means the approval of the Arrangement Resolution by the affirmative vote of (a) not less than 66 2/3% of the votes cast on the Arrangement Resolution by the PNI Shareholders and (b) a majority of the votes cast on the Arrangement Resolution by the Minority PNI Shareholders in accordance with MI 61-101, in each case present in person or represented by proxy at the Special Meeting.

“Registered Shareholder” means a holder of PNI Shares who holds such PNI Shares in his, her or its own name and who is entered on the register of PNI Shareholders.

“Resident Holder” or “Resident Holders” has the meaning described under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”.

“Response” has the meaning described under the heading “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement”.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as amended from time to time.

“Securities Laws” means the Securities Act and any other applicable provincial or state securities Laws in Canada or the United States.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators.

“Special Committee” means the special committee of the Board, comprised of independent Directors, established on February 28, 2014 for the purposes of considering and evaluating of the terms and conditions of the proposed Arrangement with Staples.

“Special Meeting” means the special meeting of PNI Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order, to consider the Arrangement and the Arrangement Resolution as set out in this Circular.

“Staples” means Staples, Inc., a company existing under the laws of Delaware.

“Staples Acquireco” means Staples Canada Acquisition ULC, a company existing under the BCBCA as a wholly-owned subsidiary of Staples.

“Stock Option Plan” means the stock option plan of PNI dated February 22, 2012.

“Subsidiary” has the meaning specified in Section 1.1 of NI 45-106.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party to acquire not less than all of the outstanding PNI Shares or all or substantially all of the assets of PNI on a consolidated basis that: (a) did not result from or involve a breach of PNI’s breach of the non-solicitation covenants in the Arrangement Agreement; (b) is, in the opinion of the Board, acting in good faith after receiving the advice of its outside legal and financial advisors, reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (c) is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the PNI Shares or assets, as the case may be; (d) is not subject to any due diligence condition; (e) that the Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to PNI Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Staples or Staples Acquireco pursuant to their matching rights under the Arrangement Agreement; and (f) is made in writing after the date of the Arrangement Agreement, including any variation or other amendment of any Acquisition Proposal made prior to the date of the Arrangement Agreement.

“Superior Proposal Notice” has the meaning described under the heading “The Arrangement Agreement– Superior Proposal”.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as amended from time to time.

“taxable capital gain” has the meaning described under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party.

“Thomas Employment Agreement” has the meaning described under the heading “The Arrangement – Interests of Directors, Senior Officers and Others in the Arrangement – Change of Control Provisions”.

“Transfer Agent” means Computershare in its capacity as transfer agent and registrar of PNI Shares.

“TSX” means the Toronto Stock Exchange.

“VIF” means Voting Instruction Form.

“Voting Support Agreements” means, collectively, the PNI Voting Support Agreements and the Invesco Voting Support Agreement, as further described under the heading “The Arrangement — Voting Support Agreements”.

“VWAP” means volume weighted average trading price.

“Warrantholders” means the holders of PNI Warrants, and each a “Warrantholder”.

SUMMARY

The following is a summary of information contained elsewhere in this Circular. This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular including the Appendices. Certain capitalized words and terms used in this summary and elsewhere in this Circular are defined in the Glossary of Terms, which can be found beginning on page 8 of this Circular.

Overview

PNI entered into the Arrangement Agreement with Staples and Staples Acquireco on May 2, 2014. Pursuant to the Arrangement Agreement, PNI, Staples and Staples Acquireco agreed to carry out the Arrangement in accordance with the Arrangement Agreement, and upon the terms set out in the Plan of Arrangement, a copy of which is attached as Appendix B to this Circular.

At the Special Meeting, PNI Shareholders will be asked to vote on the Arrangement Resolution, as required by the Interim Order, in the form attached as Appendix A to this Circular. If PNI Shareholders approve the Arrangement Resolution and all of the conditions precedent set out in the Arrangement Agreement are satisfied or, where permitted, waived, a series of transactions and steps will occur on the Effective Date under the Plan of Arrangement, as a result of which Staples Acquireco will acquire all of the PNI Shares for $1.70 in cash per share.

The Parties

PNI Digital Media Inc.

PNI is a corporation governed by the BCBCA. Its head and registered office address is Suite 100 – 425 Carrall Street, Vancouver, BC V6B 6E3. PNI is a reporting issuer in British Columbia, Alberta, Ontario, and Quebec, and files continuous disclosure documents on SEDAR. PNI Shares trade on the TSX under the symbol “PN” and on the OTC QB under the symbol “PNDMF”. For additional information regarding PNI, see “Information Concerning PNI” in this Circular.

Staples, Inc.

Staples is incorporated under the laws of the state of Delaware and its principal executive office is located at 500 Staples Drive, Framingham, MA 01702. Through its world-class retail, online and delivery capabilities, Staples lets customers shop however and whenever they want, whether it’s in-store, online or on mobile devices. Staples offers more products than ever, such as technology, facilities and breakroom supplies, furniture, safety supplies, medical supplies, and Copy and Print services. Headquartered outside of Boston, Staples operates throughout North and South America, Europe, Asia, Australia and New Zealand. Staples’ common stock trades on the NASDAQ Global Select Market under the symbol “SPLS”. More information about Staples is available at www.staples.com. See also “Information Concerning Staples and Staples Acquireco” in this Circular.

Staples Acquireco

Staples Acquireco is a wholly-owned subsidiary of Staples incorporated under the BCBCA. It has been formed and organized solely for the purpose of completing the Arrangement and, prior to Staples advancing to Staples Acquireco the necessary funds to enable Staples Acquireco to pay the aggregate Consideration under the Arrangement, will have no assets or liabilities other than nominal share capital held by Staples. In connection with the completion of the Arrangement, Staples Acquireco will be funded, directly or indirectly, by Staples to enable Staples Acquireco to pay the aggregate Consideration payable pursuant to the Arrangement.

Recommendation of the Special Committee

The Special Committee undertook a thorough review of, and carefully considered, the Arrangement, the terms of the Arrangement Agreement, PNI’s current business, financial position, future plans and prospects and associated risks and uncertainties, as well as the alternatives to the Arrangement, including the prospect of proceeding independently to pursue PNI’s current business plan. After consultation with its financial and legal advisors, the Special Committee, for the reasons set forth under the heading “The Arrangement — Reasons for the Recommendations of the Special Committee and the Board”, unanimously resolved that in the Special Committee’s view, the Arrangement is fair to PNI Shareholders and in the best interests of PNI and recommended that PNI enter into the Arrangement Agreement providing for the Arrangement, and that the Board recommend that PNI Shareholders vote in favour of the Arrangement. See “The Arrangement — Recommendation of the Special Committee in this Circular.

Recommendation of the Directors

After deliberation and discussion, and having considered the unanimous recommendation of the Special Committee, the proposed terms of the Arrangement Agreement, the oral opinion of Cantor Fitzgerald as subsequently confirmed by the delivery of the Cantor Fitzgerald Opinion, and the advice given by PNI’s legal counsel, the Board, by unanimous decision of the Directors, resolved that it was in the best interests of PNI to enter into the Arrangement Agreement providing for the Arrangement and approved the execution and delivery of the Arrangement Agreement. In adopting the recommendation of the Special Committee, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described below, and adopted the Special Committee’s analyses in their entirety. The Directors also unanimously determined to recommend to the PNI Shareholders that they vote FOR the Arrangement Resolution. Pursuant to the terms of their Voting Support Agreements, each Director agreed to vote his PNI Shares, if any, FOR the Arrangement Resolution. See “The Arrangement — Recommendation of the Directors” in this Circular.

Reasons for the Recommendations of the Special Committee and the Board

In evaluating the Arrangement, and in making their recommendations, the Special Committee and the Board received advice from their legal and financial advisors, gave careful consideration to PNI’s current business, financial position, future plans and prospects and the associated risks and uncertainties, as well as the terms of the Arrangement Agreement and the Arrangement. In reaching its conclusion that the Arrangement is in the best interests of PNI, the Special Committee and the Board considered and relied upon a number of factors, including the following:

  Premium to PNI Shareholders. The Consideration of $1.70 in cash per PNI Share represents a premium of approximately 31.8% over the $1.29 closing price of PNI Shares on the TSX on May 2, 2014, the last trading day preceding the announcement of the Arrangement, a premium of approximately 28.9% to the 30-day volume weighted average trading price (“VWAP”) of PNI
  Shares on the TSX for the period ended May 2, 2014, and a premium of 63.1% to the 52-week VWAP of PNI Shares on the TSX for the period ended May 2, 2014. In addition, PNI Shares have not traded at or above $1.70 since mid-December, 2010.

  Cantor Fitzgerald Opinion. The Special Committee and the Board have received the Cantor Fitzgerald Opinion that concluded that as of the date of the Arrangement Agreement, based upon and subject to the respective assumptions, conditions, qualifications, explanations and limitations, as applicable, set forth therein, the Consideration to be received by PNI Shareholders is fair, from a financial point of view, to PNI Shareholders.

  Voting Support Agreements. All of the Directors and senior officers of PNI and Invesco, who together hold an aggregate of 7,362,970 PNI Shares, representing approximately 17.8% of the outstanding PNI Shares, as of May 2, 2014, entered into the Voting Support Agreements with Staples pursuant to which they agreed, subject to the terms thereof, to vote all of their PNI Shares in favour of the Arrangement Resolution.

  Cash Consideration. The consideration payable to PNI Shareholders pursuant to the Arrangement will be paid entirely in cash which provides certainty of value.

  Likelihood of Completion. The Arrangement is subject to a limited number of conditions and is not subject to any financing condition. The Board believes that Staples has the financial capacity and operational expertise to complete the Arrangement.

  No Regulatory Issues. There are no material competition or other regulatory issues which are expected to arise in connection with the Arrangement so as to prevent its completion.

  Arm’s Length Negotiations. The Arrangement Agreement and the Plan of Arrangement are the result of significant, arm’s length negotiations between PNI and Staples.

  Thorough Review Process. The Special Committee conducted a thorough review process and was advised by its financial and legal advisors prior to the entering into of the Arrangement Agreement.

  Required Shareholder Approval. The Arrangement Resolution must be approved by at least two- thirds of the votes cast by the PNI Shareholders present in person or represented by proxy at the Special Meeting and entitled to vote as well as approved by a simple majority of the votes cast at the Special Meeting, excluding the votes cast by any holders of PNI Shares that are required to be excluded in order to obtain “minority approval” pursuant to MI 61-101.

  Court Supervised Process. Completion of the Arrangement will be subject to a judicial determination by the Court that the Arrangement is fair and reasonable.

  Provision for a Superior Proposal. Under the Arrangement Agreement, the Board of Directors is not precluded from considering and responding to an unsolicited Acquisition Proposal that is a Superior Proposal at any time prior to the approval of the Arrangement by PNI Shareholders, and ultimately terminating the Arrangement Agreement to enter into a definitive agreement with respect to a Superior Proposal, provided that the Company Termination Fee is paid by the Company in such circumstances. The Special Committee was of the view the Company Termination Fee of $2 million negotiated by PNI and Staples would not be reasonably expected to preclude a third party from making an unsolicited Superior Proposal. In addition, the Voting Support Agreements will terminate automatically in the event of termination of the Arrangement Agreement.

  Dissent Rights. Registered Shareholders who do not vote in favour of the Arrangement will have the ultimate right under the BCBCA to obtain “fair value” for their PNI Shares pursuant to the proper exercise of Dissent Rights.

  Purchaser Termination Fee. If Staples or Staples Acquireco breach any of their respective representations, warranties, or fails to fulfil or comply in all material respects with their respective covenants on or prior to the Effective Time and such breach or failure is incapable of being cured, Staples must pay to PNI the Purchaser Termination Fee of $2.361 million.

As a result of the concentration of PNI’s customers, in deciding to negotiate transaction terms with Staples, the Board did not feel it would be in the best interests of PNI to conduct a market check to determine if there were other parties interested in a business combination with PNI.

The Board also considered a number of risks and potential negative factors relating to the Arrangement, including the following:

  The risks to PNI of the Arrangement not being completed, including the costs to PNI in pursuing the Arrangement, the costs involved with settling the Bloom Litigation, the diversion of management’s attention away from the conduct of PNI’s business, and the potential impact on PNI’s relationships with its customers, employees, suppliers and partners, as well as the risk factors described under “The Arrangement — Risk Factors Related to the Arrangement” in this Circular.

  The restrictions on the conduct of PNI’s business prior to completion of the Arrangement, which may delay or prevent PNI from undertaking business opportunities that may arise pending completion of the Arrangement.

  The risks to PNI that the announcement of the Arrangement could have a material adverse effect on the status of PNI’s current customer contracts, including the potential loss of customers as result of the announcement or as a result of the competitive position of such customers with Staples.

  The fact that, if the Arrangement is successfully completed, PNI will no longer exist as an independent public company and the consummation of the Arrangement will eliminate the opportunity for PNI Shareholders to participate in the longer term potential benefits of the business of PNI to the extent that those benefits exceed those potential benefits reflected in the cash consideration to be received under the Arrangement.

  The conditions to Staples’s obligation to complete the Arrangement and the rights of Staples to terminate the Arrangement Agreement in certain circumstances.

  The fact that the Arrangement will be a taxable transaction for Canadian federal income tax purposes (and may also be a taxable transaction under other applicable tax laws) for certain PNI
  Shareholders and, as a result, certain PNI Shareholders will generally be required to pay taxes on any gains that result from the receipt of the consideration payable for their PNI Shares under the Arrangement. See “Certain Canadian Federal Income Tax Considerations” in this Circular.

  The prohibition contained in the Arrangement Agreement on PNI’s ability to solicit Acquisition Proposals, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, PNI will be required to pay the Company Termination Fee to Staples.

  Even if the Arrangement Agreement is terminated without payment of the Company Termination Fee, PNI may, in the future, be required to pay the Company Termination Fee in certain circumstances where an Acquisition Proposal is entered into or consummated within 365 days of the date on which Staples terminates the Arrangement Agreement. Accordingly, if the Arrangement is not consummated and the Arrangement Agreement is terminated, PNI may not be able to consummate another Acquisition Proposal for a period of time without paying the Company Termination Fee.

The Board is recommending the Arrangement based upon the totality of the information presented to and considered by it. The above discussion of the information and factors considered by the Board is not intended to be exhaustive but is believed by the Board to include the material factors considered by it in its assessment of the Arrangement. In view of the wide variety of factors considered by the Board in connection with its assessment of the Arrangement, and the complexity of those matters, the Special Committee did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors. In addition, in considering the factors described above, individual members of the Board may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Special Committee and the Board.

See “The Arrangement — Reasons for the Recommendations of the Special Committee and the Board” in this Circular.

Risk Factors Related to the Arrangement

There are various risks associated with the non-completion of the Arrangement, including the following:

  There can be no certainty, nor can PNI provide any assurance, that all conditions precedent to the Arrangement will be satisfied or, where permitted, waived or as to the timing of their satisfaction or waiver. Failure to complete the Arrangement, for any reason, could negatively impact the market price of PNI Shares.

  As at March 31, 2014, the Company reported a cash balance of approximately $7.6 million. After having paid the funds required to settle the Bloom Litigation (US$5.22 million) and other costs associated with the Arrangement to date, the Company currently has a cash balance of approximately $1.96 million. The Company has previously reported that its activities are funded out of operating cash flow, a line of credit and an equipment lease facility. If the Arrangement is not completed (whether or not in circumstances where it is required to pay the Company Termination Fee), and if the Company expects it would not be able to meet all of its contractual commitments when they come due, the Company would draw upon existing facilities and seek other sources of financing. In such circumstances the Company may draw upon its revolving demand credit facility or its equipment lease facility, or it may raise additional funds through equity or debt financing.

  A significant portion of the Company’s current growth profile is a result of renegotiation of contract terms with the Company’s largest customer, and the strengthening of the U.S. dollar relative to the Canadian dollar. The Company does not expect that either of these factors can be relied upon to sustain the Company’s growth profile into the future.

  The acquisition of PNI by Staples may impact on PNI’s customer relationships, including the potential loss of customers who may view Staples as a competitor.

  The Arrangement Agreement may be terminated by PNI or Staples in certain circumstances. If the Arrangement Agreement is terminated, there is no assurance that the Directors will be able to find a party willing to pay an equivalent or a more attractive price for PNI Shares than the price that Staples is willing to pay for PNI Shares under the Arrangement.

  The Company Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire PNI.

See “The Arrangement- Risk Factors Related to the Arrangement” in this Circular.

The foregoing risk factors are in addition to those set out under the heading “Information Concerning PNI — Risk Factors Related to PNI” in this Circular. See also “Cautionary Statement Regarding Forward-Looking Statements” in this Circular.

Opinion of Cantor Fitzgerald

Cantor Fitzgerald Opinion

Cantor Fitzgerald acted as the financial advisor to the Special Committee to provide an opinion as to whether the Consideration to be received by PNI Shareholders is fair from a financial point of view, to PNI Shareholders. On May 2, 2014, Cantor Fitzgerald delivered an oral opinion which was subsequently confirmed by delivery of the written Cantor Fitzgerald Opinion, stating that, based upon and subject to the assumptions, conditions, qualifications, explanations and limitations, as applicable, set forth in the Cantor Fitzgerald Opinion, as of that date, the Consideration to be received by PNI Shareholders is fair, from a financial point of view, to PNI Shareholders.

General Information Regarding the Cantor Fitzgerald Opinion

Cantor Fitzgerald provided the Cantor Fitzgerald Opinion solely for the information of and assistance to the Board (in its capacity as such) and the Special Committee, in connection with their consideration of the Arrangement. The Cantor Fitzgerald Opinion is not intended to and does not constitute any recommendation to PNI Shareholders as to the manner in which they should vote at the Special Meeting. In addition, the Cantor Fitzgerald Opinion does not address any other aspect of the Arrangement and no opinion was expressed as to the Arrangement (other than as to the fairness, from a financial point of view, of the Consideration to be received by PNI Shareholders), the relative merits of the Arrangement as compared to any other business or financial strategies that might exist for PNI or the effects of any other transactions that might be available to PNI or in which PNI might engage, or as to the underlying business decision of PNI to proceed with or complete the Arrangement.

The summary of the Cantor Fitzgerald Opinion in this Circular is qualified in its entirety by reference to the full text of such Cantor Fitzgerald Opinion. The full text of the Cantor Fitzgerald Opinion, which sets out, among other things, the assumptions made, information reviewed, matters considered, conditions, qualifications, and explanations to, and limitations on the scope of the review undertaken by Cantor Fitzgerald in rendering its opinion, is attached as Appendix C to this Circular. PNI Shareholders are urged to read the Cantor Fitzgerald Opinion carefully and in its entirety.

See “The Arrangement — Opinion of Cantor Fitzgerald” in this Circular.

Interests of Directors, Senior Officers and Others in the Arrangement

As of the date of this Circular, the Directors and senior officers of PNI beneficially own, or exercise control or direction over, directly or indirectly, in the aggregate, 2,332,970 PNI Shares, which represent approximately 5.6% of the total issued and outstanding PNI Shares. All PNI Shares held by the Directors and senior officers of PNI will be treated identically and in the same manner under the Arrangement as PNI Shares held by any other PNI Shareholder.

The Directors and senior officers of PNI beneficially own, or exercise control or direction over, directly or indirectly, in the aggregate, 2,050,000 PNI Options as of the close of business on the date of this Circular. All of the PNI Options held by the Directors and senior officers of PNI will be treated identically and in the same manner under the Arrangement as PNI Options held by any other Optionholder. See “The Arrangement — Interests of Directors, Senior Officers and Others in the Arrangement” in this Circular.

The employment agreements of certain of the senior officers of PNI contain provisions that require certain amounts to be paid to them if the individual’s employment is terminated without “cause” or if he resigns within a certain time period after the occurrence of a change of control of PNI. The payment of such amounts may be considered a “collateral benefit” pursuant to MI 61-101. The Arrangement may, therefore, be deemed to constitute a “business combination” pursuant to MI 61-101. See “Principal Legal Matters — Canadian Securities Law Considerations — Special Transaction Rules” in this Circular.

Each of the Directors, senior officers, and holders of greater than 5% of the outstanding PNI Shares entered into the Voting Support Agreements with Staples pursuant to which each of them agreed, subject to the terms thereof, to vote his or its PNI Shares in favour of the Arrangement and any actions required in furtherance of the Arrangement. See “The Arrangement — Voting Support Agreements” in this Circular.

Particulars of the Arrangement

The Arrangement is an arrangement under Division 5 of Part 9 of the BCBCA. It will become effective at the Effective Time and will become binding at and after such time on PNI, Staples, Staples Acquireco, all registered and beneficial holders of PNI Shares (including any Dissenting Shareholders), all Optionholders and Warrantholders, the Transfer Agent and the Depositary. The Plan of Arrangement sets out a series of transactions and steps that will occur starting at the Effective Time as a result of which, among other things, Staples Acquireco will acquire all of PNI Shares for consideration of $1.70 in cash per share. See “The Arrangement — Arrangement Mechanics” in this Circular.

All holders of PNI Options may elect to either surrender the PNI Options for cancellation under the terms of the Plan of Arrangement, or conditionally exercise the PNI Options in order to participate in the Arrangement as PNI Shareholders. All holders electing to surrender PNI Options will receive a cash payment per PNI Option in the amount (if any) by which the Consideration exceeds the exercise price of the PNI Option. All PNI Options outstanding on the effective date of the Arrangement (the “Effective Date”) will be transferred by the holder to the Company in exchange for a cash payment per PNI Option in the amount (if any) by which the Consideration exceeds the exercise price of the PNI Option.

Pursuant to the terms of the Arrangement Agreement, all PNI Warrants outstanding on the Effective Date will be transferred by the holder to the Company in exchange for a cash payment in the amount (if any) by which the Consideration exceeds the exercise price of the PNI Warrant.

Assuming the conditions set out in the Arrangement Agreement have been satisfied or, where permitted, waived, upon obtaining the Final Order, the Arrangement will become effective as at the Effective Time. As a result of the completion of the Arrangement, PNI Shareholders will no longer have an ownership interest in PNI upon completion of the Arrangement. Shortly after such completion, PNI Shares will cease to be listed on the TSX and trading of PNI Shares in the public market will no longer be possible. In addition, Staples is expected to apply to the Canadian Securities Administrators to cause PNI to cease being a reporting issuer under Canadian Securities Laws.

Upon ceasing to be a reporting issuer in Canada, PNI will, among other things, no longer be required to file continuous disclosure documents with Canadian Securities Administrators. In addition, it is anticipated that Staples will cause PNI to file a Form 15 with the U.S. Securities and Exchange Commission pursuant to Exchange Act Rule 12g-4, and thereby suspend PNI’s reporting obligations under section 13(a) of the Exchange Act, and ultimately terminate PNI's registration under section 12(g) of the Exchange Act. Steps will also be taken to cease quotation of the PNI Shares on the OTC QB. In the event that the Arrangement does not proceed for any reason, including because it does not receive the Required Approval or Court approval, PNI will continue operating as a publicly held company.

See “The Arrangement — Particulars of the Arrangement” in this Circular.

Shareholder Approvals

At the Special Meeting, PNI Shareholders will be asked to vote to approve the Arrangement Resolution. Pursuant to the Interim Order, and subject to any further order of the Court, the Arrangement Resolution must be approved by the affirmative vote of at least 66 2 /3 % of the votes cast by PNI Shareholders present in person or represented by proxy at the Special Meeting and entitled to vote at the Special Meeting. In addition, as the Arrangement constitutes a “business combination” pursuant to MI 61-101, the Arrangement Resolution must also be approved by a simple majority of the votes cast at the Special Meeting, excluding the votes cast by any holders of PNI Shares that are required to be excluded in order to obtain “minority approval” pursuant to MI 61-101. The Arrangement Resolution must receive the Required Approval in order for PNI to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding the approval by PNI Shareholders of the Arrangement Resolution, PNI reserves the right not to proceed with the Arrangement, subject to and in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement. See “The Arrangement — Shareholder Approvals” in this Circular.

Arrangement Mechanics

Plan of Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix B to this Circular. The Arrangement Agreement and the Plan of Arrangement provide that, commencing at the Effective Time, the following steps shall occur and shall be deemed to occur sequentially, in the order indicated below, without any further act or formality on the part of any person, in each case effective as at one minute intervals starting at the Effective Time:

(a)

each PNI Option which was conditionally exercised pursuant to the terms of the Arrangement Agreement shall be deemed to have been exercised for a PNI Share pursuant to the terms of such PNI Option, the Stock Option Plan and the conditional exercise procedures implemented in connection with the Arrangement Agreement, less applicable withholdings;

(b)

each PNI Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such PNI Option shall, without any further action by or on behalf of the holder of such option, be assigned and transferred by such holder to PNI in exchange for a cash payment from PNI equal to the amount (if any) by which the Consideration exceeds the exercise price thereof, less any applicable withholdings, and such PNI Option shall be immediately be cancelled;

(i)

each holder of PNI Options shall cease to be a holder of such PNI Options, such holder’s name shall be removed from each applicable register and the Stock Option Plan and all agreements relating to the PNI Options shall be terminated, and the holder of such option shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to the Plan of Arrangement, at the time and in the manner specified in Article 4 of the Plan of Arrangement;

(ii)	each PNI Warrant outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the PNI Warrant, without any further action of the holder,

be transferred to PNI in exchange for a cash payment by Staples Acquireco equal to the amount (if any) by which the Consideration exceeds the exercise price for such PNI Warrant, less any applicable withholdings, and such PNI Warrant shall immediately be cancelled;

(iii)

each holder of PNI Warrants shall cease to be a holder of such PNI Warrants, such holder’s name shall be removed from each applicable register and all agreements relating to the PNI Warrants shall be terminated, and the holder of such option shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to the Plan of Arrangement, at the time and in the manner specified in Article 4 of the Plan of Arrangement;

(iv)

each PNI Share outstanding at the Effective Time, other than any Dissent Shares, shall be deemed to be transferred by the holder of such PNI Share to Staples Acquireco in exchange for the Consideration for each PNI Share held;

(v)

each Dissent Share shall be directly assigned and transferred by such Dissenting Shareholder to Staples Acquireco (free and clear of all Liens) in accordance with Article 3 of the Plan of Arrangement; and

(vi)

the names of the holders of PNI Shares transferred to Staples Acquireco shall be removed from the applicable registers of holders of PNI Shares, the holders of the PNI Shares shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such PNI Shares, and Staples Acquireco shall be recorded as the registered holder of PNI Shares and Dissent Shares so transferred and shall be deemed the legal and beneficial owner of such shares.

If the Required Approval is obtained, the Final Order is granted and all other conditions under the Arrangement Agreement are satisfied or, where permitted, waived, the Plan of Arrangement will become effective at the Effective Time and will be binding at and after such time on PNI, Staples, Staples Acquireco, all PNI Shareholders (including any Dissenting Shareholders), all Optionholders and Warrantholders, the Transfer Agent and the Depositary.

See “The Arrangement — Arrangement Mechanics” in this Circular.

The Arrangement Agreement

On May 2, 2014, PNI, Staples and Staples Acquireco entered into the Arrangement Agreement, under which they agreed that, upon the terms and subject to the conditions set forth in the Arrangement Agreement, Staples Acquireco will acquire all of the issued and outstanding PNI Shares as part of and in accordance with the Plan of Arrangement, whereby PNI Shareholders (other than Dissenting Shareholders, if any) will receive $1.70 in cash, without interest and subject to any withholdings or deductions in respect of taxes and other amounts required to be withheld or deducted therefrom under any applicable Laws, for each PNI Share held. The terms of the Arrangement Agreement are the result of arm’s length negotiations conducted between PNI, Staples and Staples Acquireco and their respective advisors.

A full copy of the Arrangement Agreement may be found under the Company’s profile on SEDAR at www.sedar.com. PNI Shareholders should read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of PNI, Staples and Staples Acquireco are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular. See “The Arrangement Agreement” in this Circular.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The respective obligations of the Parties to the Arrangement Agreement to complete the Arrangement are subject to the fulfilment or waiver, on or before the Effective Time, of certain conditions precedent that may only be waived with the mutual consent of PNI, Staples and Staples Acquireco. These conditions include the conditions that the Arrangement Resolution will have been approved and adopted at the Special Meeting by not less than the Required Approval and otherwise in accordance with the Interim Order, and that the Interim Order and the Final Order will each have been obtained in form and on terms satisfactory to the Parties. See “The Arrangement Agreement — Conditions Precedent to the Arrangement — Mutual Conditions Precedent” in this Circular.

Staples and Staples Acquireco Conditions Precedent

The obligations of Staples and Staples Acquireco to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfillment or waiver, on or before the Effective Time, of certain conditions precedent that are for the exclusive benefit of Staples and Staples Acquireco and may be waived by Staples. These additional conditions include: truth and correctness of PNI’s representations and warranties; performance by PNI of its covenants under the Arrangement Agreement; absence of any pending or threatened action or proceeding to (i) impose any limitations over Staples’s and Staples Acquireco’s ability to acquire ownership of the PNI Shares, (ii) prohibit or restrict the ownership or operation by Staples and Staples Acquireco of the business or assets of Staples, Staples Acquireco or PNI or compel Staples and Staples Acquireco to dispose of the material portions thereof, or (iii) restrict or materially delay the consummation of the Arrangement; absence of a Material Adverse Effect; no exercise of Dissent Rights with respect to more than 10% of the PNI Shares; and the Parties having entered into the Escrow Agreement with the Escrow Agent no less than two Business Days before the Effective Date, pursuant to which PNI shall have deposed the source code for its owned software and related materials with the Escrow Agent. See “The Arrangement Agreement — Conditions Precedent to the Arrangement — Staples and Staples Acquireco Conditions Precedent” in this Circular.

PNI Conditions Precedent

The obligations of PNI to complete the Arrangement Agreement are also subject to the fulfillment or waiver, on or before the Effective Time, of certain additional conditions precedent that are for the exclusive benefit of PNI and may be waived by it. These additional conditions include truth and correctness of Staples and Staples Acquireco’s representations and warranties and performance by Staples and Staples Acquireco of their covenants under the Arrangement Agreement.

In addition, prior to carrying out the terms of the Final Order and the Arrangement becoming effective, PNI must have received written confirmation, in a form satisfactory to PNI, acting reasonably, of irrevocable payment of the Consideration by Staples Acquireco to the Depositary in accordance with the terms of the Arrangement Agreement.

See “The Arrangement Agreement — Conditions Precedent to the Arrangement — PNI Conditions Precedent” in this Circular.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties on the part of PNI relating to: organization and qualification; corporate authorization; execution and binding obligation; governmental authorizations; non-contravention; capitalization; shareholders’ and similar agreements; subsidiaries; securities law matters; financial statements; disclosure controls and internal control over financial reporting; undisclosed liabilities; non-arm’s length transactions; collateral benefits; absence of certain changes or events; ordinary course of business; financial information; compliance with laws; authorization and licenses; opinion of financial advisors; finders’ fees; Board and Special Committee approval; material contracts; real property; personal property; intellectual property; software, litigation; environmental matters; employees; collective agreements; employee plans; insurance; taxes; disclosure; title to assets; condition of tangible assets; Investment Canada Act matters; customers and suppliers; product warranties; privacy; and bank accounts and powers or attorney.

Further, the Arrangement Agreement includes certain customary representations and warranties of Staples and Staples Acquireco, relating to: corporate existence and power; corporate authorization; execution and binding obligation; governmental authorization; non-contravention; security ownership; available funds; and Investment Canada Act matters.

See “The Arrangement Agreement — Representations and Warranties” in this Circular.

Covenants of Parties

Covenants of PNI

PNI assumed customary negative and affirmative covenants under the Arrangement Agreement, including covenants relating to various aspects of the conduct of its business in the ordinary course and covenants to use reasonable best efforts to obtain the Required Approval. See “The Arrangement Agreement — Covenants of PNI” in this Circular.

Covenants of Staples and Staples Acquireco

Staples has agreed to, promptly following the receipt of the Final Order and in any event at least one Business Day prior to the Effective Date, provide Computershare with sufficient funds to be held in escrow to satisfy the payment of the Consideration as provided for in the Plan of Arrangement.

Staples also agreed that Staples shall cause Staples Acquireco to perform all of its obligations under the Arrangement Agreement and agreed to be jointly and severally liable with Staples Acquireco for the due and punctual performance of the obligations of Staples Acquireco arising under the Agreement and the Plan of Arrangement.

See “The Arrangement Agreement — Covenants of Staples and Staples Acquireco” in this Circular.

Mutual Covenants

The Parties to the Arrangement Agreement also assumed mutual covenants, including covenants to cooperate in the preparation of presentations to PNI Shareholders regarding the Arrangement and covenants to use commercially reasonable efforts to give the other Party notice and a reasonable opportunity to review and comment on disclosure documents regarding the Arrangement. See “The Arrangement Agreement — Mutual Covenants” in this Circular.

Non-Solicitation Obligations of PNI

PNI agreed that it, as well as its Directors, officers, employees, representatives, affiliates and agents, will not: take any action to solicit, initiate, assist, encourage or otherwise facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; and will not enter into or otherwise engage or participate in discussions or negotiations with any person (other than Staples and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or could be expected to constitute or lead to, an Acquisition Proposal. If PNI or any of its affiliates or any of their respective representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could constitute or reasonably be expected to lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to PNI or any affiliate, and PNI shall keep Staples promptly and fully informed as to the status of material details including any change in the terms of such proposal or request. However, at any time prior to obtaining the Required Approval, if PNI receives a bona fide written Acquisition Proposal that the Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is or could reasonably be expected to result in, if consummated in accordance with its terms, a Superior Proposal, then the Company may, subject to certain conditions:

(b)	furnish information with respect to PNI and its affiliates to the person making such Acquisition Proposal; and/or

(c)	enter into, participate, and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal.

See “The Arrangement Agreement — Non-Solicitation Obligations of PNI” in this Circular.

Superior Proposal

Subject to specified conditions and restrictions, including the exercise of Staples’s right to match, compliance by PNI with its non-solicitation covenants and the payment of the Company Termination Fee to Staples, and prior to obtaining the Required Approval, the Board may terminate the Arrangement Agreement in order to accept and enter into a definitive agreement in respect of an Acquisition Proposal that the Board determines, in its good faith judgment and after consultation with its financial advisor and its outside legal counsel, constitutes a Superior Proposal. See “The Arrangement Agreement — Superior Proposal” in this Circular.

Staples’ Right to Match

In connection with any Superior Proposal, Staples has the right, but not the obligation, to amend the terms of the Arrangement in writing within five Business Days from being properly notified and informed of the Superior Proposal, and the Board is required to review and assess in good faith any such proposal by Staples to amend the terms of the Arrangement. See “The Arrangement Agreement — Staples’ to Match” in this Circular.

Termination

PNI, Staples and Staples Acquireco are entitled to terminate the Arrangement Agreement in specified circumstances at any time (prior to the Effective Time) by mutual written consent of the Parties. In addition, PNI or Staples may terminate the Arrangement Agreement if certain events occur or do not occur within applicable time frames, including if the Effective Time has not occurred on or before the Outside Date or if the Required Approval is not obtained at the Special Meeting (including any adjournment or postponement of the Special Meeting). PNI may terminate the Arrangement Agreement in the event of uncured breaches by the Staples or Staples Acquireco of any of their representations, warranties, covenants or agreements in the Arrangement Agreement such that the conditions to closing in the Arrangement Agreement in favour of PNI are incapable of being satisfied on or before the Outside Date, or in the event that the Board authorizes PNI to enter into a written agreement with respect to a Superior Proposal. Staples or Staples Acquireco may terminate the Arrangement Agreement in the event of uncured breaches by PNI of any of its representations, warranties, covenants or agreements in the Arrangement Agreement such that the conditions in the Arrangement Agreement are incapable of being satisfied on or before the Outside Date, in the event of a Change in Recommendation, if more than 10% of PNI Shareholders exercise Dissent Rights or if there has occurred a Material Adverse Effect.

See “The Arrangement Agreement — Termination” in this Circular.

Termination Fees and Expenses

The Arrangement Agreement provides for the payment by PNI to Staples of the Company Termination Fee, in the amount of $2 million, in certain circumstances in which the Arrangement Agreement is terminated. In certain other circumstances where PNI terminates the Arrangement Agreement as a result of a breach of a representation, warranty or covenant by Staples or Staples Acquireco such that the conditions in the Arrangement Agreement are incapable of being met by the Outside Date, Staples is required to pay to PNI the Purchaser Termination Fee of $2.361 million. All fees, costs and expenses incurred by the Parties in connection with the Arrangement Agreement and the Plan of Arrangement, other than certain specified expenses, are payable by the Party incurring such fees, costs or expenses. See “The Arrangement Agreement — Termination Fees and Expenses” in this Circular.

Directors’ and Officers’ Insurance and Indemnification

Staples agreed to fulfill and honour, from and after the Effective Time, and shall cause PNI and/or its successors to fulfil and honour, the obligations of PNI and/or its successor(s) under the existing indemnification agreements between PNI and its present or former Directors or officers and under indemnification provisions of PNI’s constating documents or the applicable Laws. In addition, PNI agreed to obtain and pay and, if PNI is unable to do so, Staples agreed to cause it to obtain and pay, the premium for the extension of the directors’ and officers’ liability coverage under the existing primary and excess directors’ and officers’ insurance policies for PNI and its Subsidiaries for a period of at least six years after the Effective Time, upon terms, conditions, retentions and limits of liability no less advantageous than the coverage provided under the existing policies of PNI and its Subsidiaries, up to a maximum of 250% of the aggregate premium paid by PNI for its current primary and excess directors’ and officers’ insurance policies. See “The Arrangement Agreement — Directors’ and Officers’ Insurance and Indemnification” in this Circular.

Amendment

At any time before or after the holding of the Special Meeting, but not later than the Effective Time, PNI, Staples and Staples Acquireco may amend the terms of the Arrangement Agreement and the Plan of Arrangement by mutual written agreement. See “The Arrangement Agreement — Amendment” in this Circular.

Sources of Funds for the Arrangement

Assuming no PNI Shareholders exercise their Dissent Rights and 41,445,803 PNI Shares are outstanding at the Effective Time, (a) approximately $70,457,865 will be required by Staples to fund the Consideration for Staples Acquireco’s acquisition of all of the outstanding PNI Shares under the Plan of Arrangement, (b) approximately $3,001,300 will be required by Staples to fund the payments required to be made for PNI Options under the Plan of Arrangement, and (c) approximately $234,949 will be required by Staples to fund the payments required to be made for the PNI Warrants. See “The Arrangement — Sources of Funds for the Arrangement” in this Circular.

Voting Support Agreements

All of the Directors and senior officers, and PNI’s largest shareholder, Invesco Canada Ltd., entered into voting support agreements with Staples pursuant to which they agreed, subject to the terms thereof, to vote their PNI Shares in favour of the Arrangement and any actions required in furtherance of the Arrangement. See “The Arrangement — Voting Support Agreements” in this Circular.

Procedures for Surrender of Share Certificates and Payment of Consideration

Letter of Transmittal

Registered Shareholders should receive with this Circular a Letter of Transmittal (printed on green paper) for use for the purpose of surrendering certificates / DRS Advice representing PNI Shares under the Arrangement in exchange for the Consideration. The details for the surrender of PNI Share certificates / DRS Advice to the Depositary and the address of the Depositary are set out in the Letter of Transmittal. Additional copies of the Letter of Transmittal can be obtained by contacting the Depositary. The Letter of Transmittal is also available on SEDAR at www.sedar.com.

The Letter of Transmittal contains important procedural information relating to the Arrangement and should be reviewed carefully. The deposit of PNI Shares pursuant to the procedures set out in the Letter of Transmittal will constitute a binding agreement between the depositing Shareholder and Staples Acquireco upon the terms and subject to the conditions of the Arrangement.

See “Procedures for Surrender of Share Certificates and Payment of Consideration - Letter of Transmittal”.

Principal Legal Matters

Court Approval of the Arrangement and Completion of the Arrangement

The Arrangement requires Court approval under the BCBCA. On June 2, 2014, prior to the mailing of this Circular, PNI obtained the Interim Order, which provides for the calling and holding of the Special Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix E to this Circular. A copy of the Notice of Application in respect of the Final Order is attached as Appendix D to this Circular.

Subject to obtaining the Required Approval in accordance with the Interim Order, the hearing in respect of the Final Order is expected to take place on July 10, 2014 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, in the Court at 800 Smithe Street, Vancouver, British Columbia. The Court, in hearing the motion for the Final Order, will consider, among other things, the fairness of the Arrangement.

If (a) the Required Approval is obtained, (b) the Final Order is granted, and (c) all other conditions under the Arrangement Agreement are satisfied or, where permitted, waived, the Arrangement will become effective on the Effective Date. PNI and Staples currently expect that the Effective Date will occur in mid-July 2014.

See “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement” in this Circular.

Certain Canadian Federal Income Tax Considerations

Generally, a PNI Shareholder who is resident in Canada for purposes of the Tax Act, holds PNI Shares as capital property and disposes of such PNI Shares to Staples Acquireco under the Arrangement will realize a capital gain (or capital loss) in an amount equal to the amount by which the proceeds of disposition of such PNI Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Shareholder of such PNI Shares immediately before the disposition.

Generally, a PNI Shareholder who is not resident in Canada for purposes of the Tax Act and holds PNI Shares as capital property will not be subject to tax under the Tax Act on any capital gain realized on a disposition of PNI Shares unless PNI Shares are “taxable Canadian property” (as defined in the Tax Act) to the Shareholder and the capital gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.

The foregoing is a brief summary of certain Canadian federal income tax consequences only, and is subject to the assumptions, provisos and more detailed discussion under “Certain Canadian Federal Income Tax Considerations” in this Circular. PNI Shareholders should review the more detailed information under the above-noted heading and consult with their own tax advisors regarding their particular circumstances.

Dissent Rights

The Interim Order provides that each Registered Shareholder will have the right to dissent and, if the Arrangement becomes effective, to have his, her or its PNI Shares transferred in exchange for a cash payment equal to the fair value of his, her or its PNI Shares as of the day of the Special Meeting in accordance with the provisions of the Interim Order. Pursuant to the Interim Order, in order to validly dissent, Registered Shareholders who intend to exercise the Dissent Rights must deliver a Dissent Notice to PNI, c/o McMillan LLP, Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Attention: Karen Carteri by 2:00 p.m. (PDT) on July 3, 2014 (or, in the case of an adjournment or postponement of the Special Meeting, the date that is the Business Day that is two Business Days before the Special Meeting), must not vote any PNI Shares in respect of which Dissent Rights have been exercised in favour of the Arrangement Resolution, and must otherwise comply with the dissent procedures provided in the Interim Order. A Beneficial Holder of PNI Shares who wishes to exercise Dissent Rights must arrange for the relevant Registered Shareholder to deliver the Dissent Notice.

A Dissenting Shareholder who fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order will lose his, her or its Dissent Rights. The Dissent Rights are set out in their entirety in the Interim Order, the text of which is set out in Appendix E to this Circular.

It is a condition to Staples and Staples Acquireco’s obligation to complete the Arrangement that PNI Shareholders holding no more than 10% of the PNI Shares shall have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights as at the Effective Date.

For a summary of certain Canadian federal tax considerations relevant to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations” in this Circular.

See “Dissenting Registered Shareholders’ Rights” in this Circular.

THE ARRANGEMENT

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of extensive arm’s length negotiations conducted between representatives of PNI, Staples and their respective advisors. The following is a summary of the meetings, negotiations, discussions and actions that preceded the execution of the Arrangement Agreement and the public announcement of the Arrangement.

From September 2012 onward, as part of its ongoing business development efforts, Mr. Simon Cairns, Vice President of Business Development for PNI, approached Mr. Behzad Soltani, Senior Director of Copy and Print for Staples, about providing PNI’s platform technology and services as a vendor to Staples’ copy and print operations.

Based on subsequent calls and discussions, on May 15, 2013, Mr. Cairns attended Staples’ offices in Cambridge, Massachusetts to present and discuss PNI’s platform and services benefits in person to Mr. Soltani and the relevant Staples product teams. Mr. Soltani and Staples’ product teams were receptive to PNI’s offering, and a series of conference calls followed in May and June where various technical components of PNI’s platform were discussed in further detail with Staples.

In June 2013, Mr. Soltani contacted Mr. Cairns and requested a conference call with PNI to discuss strategic considerations. A conference call took place on June 18, 2013, which was attended by Mr. Cairns, as well as Messrs. David Virnelli, Vice President of Corporate Development for Staples and Neel Madhvani, Senior Manager of Corporate Development for Staples. Participating from PNI were Mr. Cairns and Mr. Kyle Hall, Chief Executive Office of PNI. Staples informed PNI that it was interested in some form of partnership with PNI including but not limited to PNI being a vendor to Staples.

On June 28, 2013, Mr. Virnelli called Mr. Hall to express Staples’ interest in exploring a potential business combination and both agreed to meet face to face in July to discuss in greater detail. In July 2013, Messrs. Virnelli and Madhvani of Staples and Mr. Hall met in Washington State to continue initial discussions regarding a potential business combination. Staples and PNI entered into a confidentiality agreement on July 22, 2013 and proceeded to discuss the terms of a potential transaction. While PNI remained interested in a client-vendor relationship with Staples, during these discussions and follow-up conference calls Staples informed PNI that it was primarily interested in discussing a potential acquisition of PNI by Staples.

On August 15, 2013, Staples visited PNI at its offices in Vancouver for all day meetings that focused on PNI’s platform and services, with the intent of evaluating PNI either as a vendor to or for an acquisition by Staples. At the conclusion of the day-long meetings, Mr. Virnelli and Mr. Soltani informed PNI’s management that they would consider an offer for PNI based on a 20% premium over the then current trading price of PNI’s stock. Given the then aggregate market capitalization of the PNI Shares, PNI’s management and Board informed Staples that the suggestion of an offer at that price was not in the best interests of PNI, and that at this time, the Company was only interested in pursuing a vendor relationship with Staples.

On August 29, 2013, Mr. Hall and Mr. Peter Fitzgerald, PNI’s Chairman of the Board, met at Staples’ office in Cambridge, Massachusetts with Mr. Virnelli, Mr. Damien Leigh, Senior Vice President, Business Services of Staples, and Mr. Faisal Masud, Executive Vice President, Global E-Commerce of Staples. Among other matters discussed at the time, PNI reasserted its desire to operate Staples’ copy and print business over the PNI platform under a transactional model. PNI alternatively proposed that PNI would be open to discussions around licensing the PNI code to Staples for its use under a development agreement. The discussion was open ended by both sides with more discovery around the key strategic needs of both companies.

During the period September through December 2013, PNI resumed its efforts to establish a vendor relationship with Staples. Staples also provided PNI with its existing copy and print Application Programming Interface (“API”) so that if PNI was interested, PNI could integrate to the Staples API and submit orders from its platform partners to Staples printer services. The API integration was tabled as the first project between PNI and Staples. Staples continued at this time to express interest in an acquisition but never formalized an offer.

On September 20, 2013, Mr. Hall provided Mr. Virnelli with the procedures and guidelines that PNI would expect Staples to follow in submitting a non-binding indication of interest for a business combination, together with the Board’s position that an offer price of a minimum of $1.50 per share that would include a “go-shop” provision, or $2.00 per share for an exclusive arrangement that would include a “no shop” provision. While the $1.50 - $2.00 price per share range proposed by the Board represented a significant premium to the then trading price of the PNI Shares of $0.48, such proposed price reflected the Board’s view that the PNI Shares were undervalued at that time. As an alternative to a business combination, PNI continued to pursue a vendor relationship with Staples.

On January 23, 2014, Staples contacted management of PNI to resume discussions on a potential business combination. During these discussions, representatives of Staples presented a non-binding proposal to acquire all of the outstanding PNI Shares at a price of $1.35 per PNI Share. Messrs. Hall and Lawrence, upon direction from the Board, later rejected the $1.35 offer. However, from January 23, 2014 through February 2014, Messrs. Hall and Lawrence continued negotiations with Messrs. Virnelli and Madhvani on a potential business combination.

In carrying out the negotiations with Staples, the Board was mindful of the fact that four of PNI’s customer groups representing 91% of PNI’s total revenue for the 2013 financial year. Given this customer concentration and the potential for these customers to solicit alternative proposals from third parties for the business currently conducted with PNI, PNI management and the Board believed there was a significant risk that certain of PNI’s key customers may take a negative view on any sale of PNI. As a result of the concentration of PNI’s customers, in deciding to negotiate transaction terms with Staples, the Board did not feel it would be in the best interests of PNI to conduct a market check to determine if there were other parties interested in a business combination with PNI. See “The Arrangement – Reasons for the Recommendations of the Special Committee and the Board” in this Circular.

As a result of the Board’s concerns over the inability to conduct a market check, in February 2014 PNI and Staples discussed the inclusion of a potential “go shop” provision in the definitive agreement, which would have permitted PNI to actively solicit other offers for a period of time after the definitive agreement with Staples was entered into and publicly announced. After discussion with its counsel, Staples advised PNI that the inclusion of a “go shop” provision in the definitive agreement was not acceptable to Staples. After considering Staples’ position with counsel to PNI and PNI management, the Board agreed that it would forego the inclusion of a “go shop” provision in exchange for ensuring that the definitive agreement reflected, among other things, (i) a break fee (payable by PNI) that was at the low end of the range for precedent transactions, (ii) a date for the shareholders’ meeting that was not less than 60 days after execution of the definitive agreement, (iii) any material adverse change termination right in Staples’ favour would exclude the loss of PNI’s customer contracts in certain circumstances, and (iv) other deal protection terms, particularly as they relate to the non-solicitation provisions, which would provide the opportunity for a superior bid to emerge to the extent that there were other parties interested in acquiring the business. Staples agreed to these terms and the parties continued to negotiate the terms of a non-binding letter of intent.

On February 28, 2014, PNI and Staples entered into a non-binding letter of intent (the “Letter of Intent”) reflecting an indicative offer price of $1.70 per PNI share, subject to completion of due diligence, the negotiation of key terms for the transaction, and agreement on the definitive form of the arrangement agreement. Pursuant to the terms of the Letter of Intent, the parties agreed to enter into an exclusivity period (the “Exclusivity Period”) of 21 days during which PNI would not solicit or entertain other offers or furnish information to any person other than Staples. At that time, PNI had not received expressions of interest from any other parties.

On February 28, 2014, the Board established the Special Committee consisting of the following Directors: Messrs. Josef Vejvoda (as Chairman), Robert Chase, Peter Fitzgerald, and David Jaworski. The Special Committee’s mandate involved, among other things, the consideration and evaluation of the terms and conditions of the proposed transaction with Staples and advising the Board whether the proposed transaction, any alternative transaction, or continuation as an independent entity was in the best interests of the Company. On March 3, 2014, PNI granted Staples and its legal counsel and representatives access to PNI’s virtual data room for the purposes of conducting ongoing due diligence.

After considering a number of potential firms, on March 12, 2014, the Special Committee engaged Cantor Fitzgerald to act as financial advisor to the Special Committee to render a fairness opinion to the Board and the Special Committee in connection with the proposed transaction with Staples.

On March 14, 2014, Staples advised management of PNI that, in order for Staples to proceed with the proposed acquisition of PNI, it would require that PNI settle the outstanding litigation involving Bloom Stationers LLC (the “Bloom Litigation”). The Bloom Litigation involved a claim by Bloom Stationers LLC (“Bloom”) alleging that PNI violated the terms of the Amended and Restated Master Development & Services Agreement between PNI and Bloom. As a result of Staples’ position with respect to the Bloom Litigation, PNI expedited settlement of the Bloom Litigation to ensure that the proposed transaction could proceed.

From March 13, 2014 to May 2, 2014, PNI, Staples and their respective counsel negotiated the key terms and conditions of the Arrangement Agreement and the PNI Voting Support Agreements. During this time, Staples continued its due diligence review of the Company and its business. Separately, PNI pursued a settlement in regards to the Bloom Litigation. PNI and Staples also negotiated the terms of a reverse break fee payable by Staples to PNI in certain circumstances. PNI requested the reverse break fee in part to compensate PNI for the terms of the settlement of the Bloom Litigation.

On March 13, 2014, Staples and PNI agreed to extend the Exclusivity Period to March 28, 2014.

On March 25, 2014, the Board discussed the settlement of the Bloom Litigation, and it received the advice of PNI legal counsel that represented PNI in respect of the Bloom Litigation. After considering, among other things, (i) Staples’ position with respect to the Bloom Litigation, (ii) the reverse break fee negotiated in the terms of the Arrangement, and (iii) the expected costs of continuing the Bloom Litigation and its potentially negative effects, which could have included a court ordered injunction of the card and invitation sites PNI operates on behalf of its customers, the Board authorized management to pursue a settlement of the Bloom Litigation. Previously, the Company had considered the allegations to be without merit. However, as the legal process ensued and through the efforts to settle the dispute, it became clear to legal counsel and management of PNI that the fees associated with a prolonged legal defense would be significant and that there remained risks to the Company, since the result of any litigation was uncertain and had the potential to cause disruption to the Company’s business and potentially jeopardize ongoing discussions around a potential transaction with Staples. As a result, the Board believed it was in the best interests of the Company to seek some form of settlement of the Bloom Litigation.

On April 2, 2014, the Board considered and conditionally approved management’s recommendation to settle the Bloom Litigation on certain proposed terms. In accordance with the proposed settlement terms, PNI deposited into escrow a portion of the funds to be used for the settlement of the Bloom Litigation.

On April 7, 2014, PNI approached Invesco to discuss Invesco’s willingness to support a transaction with Staples and to provide them with a draft of the Invesco Voting Support Agreement. Invesco expressed its interest in supporting a transaction on the proposed terms, and between April 7 and May 2, 2014, PNI and Staples negotiated the terms of the Invesco Voting Support Agreement with Invesco.

On April 8, 2014, the Special Committee held a meeting with participation, at various times, by members of management, and representatives of Cantor Fitzgerald and McMillan LLP. At this meeting, the terms of the proposed transaction with the Staples and the Arrangement Agreement were reviewed and discussed in detail along with advice of legal counsel to the Company and the Special Committee, and input from management. The Special Committee also received an oral presentation from representatives of Cantor Fitzgerald. As the negotiations for the settlement of the Bloom Litigation were ongoing, the Board decided to defer consideration of the Arrangement Agreement until the terms of the settlement of the Bloom Litigation had been agreed to by all parties.

Between April 2 and May 2, 2014, PNI, with the input of Staples, continued to negotiate the proposed settlement terms for the Bloom Litigation. During this period, Staples informed PNI management that in order to proceed with the transaction, Staples required that certain rights be obtained by PNI as part of the settlement of the Bloom Litigation, in addition to the proposed terms negotiated on April 2, 2014. As a result, PNI management requested revisions to the proposed April 2, 2014 settlement terms with Bloom, and Bloom required an increased settlement amount to accommodate for the additional request.

On April 29, 2014, Messrs. Vejvoda and Chase contacted Mr. Virnelli of Staples to discuss the transaction terms in greater detail, in particular the effect of the proposed terms for settlement of the Bloom Litigation. As a result of the revised terms of such settlement, Messrs. Vejvoda and Chase were seeking to have Staples offer additional consideration under the proposed transaction. Mr. Virnelli advised Messrs. Vejvoda and Chase that he had deliberated with Staples’ senior executives, and that Staples was not in a position to increase the consideration, in light of the decrease in PNI’s available cash as a result of the payment of funds to settle the Bloom Litigation and the resulting increase in the reverse break fee payable by Staples to correspond with the increase in the amount of funds required to settle the Bloom Litigation.

On May 2, 2014, the Board held a meeting to consider the final proposed settlement terms of the Bloom Litigation. After receiving the report from management of PNI, the Board approved the settlement of the Bloom Litigation, subject to PNI and Staples coming to an agreement on the terms of the Arrangement Agreement.

On May 2, 2014, the Special Committee held a further meeting to consider the Arrangement Agreement with participation, at various times, by members of management, representatives of Cantor Fitzgerald, and McMillan LLP. Cantor Fitzgerald delivered an oral opinion, which was confirmed by the subsequent delivery of the written Cantor Fitzgerald Opinion, that, based on the assumptions, conditions, qualifications, explanations, and limitations contained in the Cantor Fitzgerald Opinion, as of May 2, 2014, the Consideration to be received by PNI Shareholders was fair, from a financial point of view, to PNI Shareholders.

After consultation with representatives of Cantor Fitzgerald and consideration of the Cantor Fitzgerald Opinion, and having received advice of legal counsel, the Special Committee unanimously resolved to recommend that the Board approve the Arrangement Agreement and proceed with the Arrangement. Immediately following the meeting of the Special Committee, the Board held a meeting to discuss the Arrangement. After deliberation and discussion, and having considered the unanimous recommendation of the Special Committee, the proposed terms of the Arrangement Agreement, the advice given by PNI’s legal counsel and the Cantor Fitzgerald Opinion, and in light of the current dynamics of PNI’s underlying business, the Board (i) unanimously resolved that the Arrangement was fair to PNI Shareholders and that it was in the best interests of PNI to enter into the Arrangement Agreement providing for the Arrangement, (ii) approved the execution and delivery of the Arrangement Agreement, and (iii) agreed to recommend that PNI Shareholders vote in favour of the Arrangement at the Special Meeting.

On May 2, 2014, PNI and Staples and their respective legal counsel finalized the Arrangement Agreement (including the Plan of Arrangement) which was then executed by the Parties. In addition, upon execution of the Arrangement Agreement, each of the Voting Support Agreements with Invesco and the Directors and senior officers of PNI became effective.

Prior to the opening of markets on May 5, 2014, PNI announced the settlement of the Bloom Litigation, and PNI and Staples disseminated a joint press release announcing the entering into the Arrangement Agreement

Recommendation of the Special Committee

The Special Committee undertook a thorough review of, and carefully considered, the Arrangement, the terms of the Arrangement Agreement, PNI’s current business, financial position and future plans and prospects and associated risks and uncertainties, as well as the alternatives to the Arrangement, including the prospect of proceeding independently to pursue PNI’s current business plan. After consultation with its financial and legal advisors, the Special Committee, for the reasons set forth under the heading “The Arrangement — Reasons for the Recommendations of the Special Committee and the Board”, unanimously resolved that the Arrangement was fair to PNI Shareholders and in the best interests of PNI and to recommended to the Board that PNI enter into the Arrangement Agreement providing for the Arrangement.

Recommendation of the Directors

After deliberation and discussion, and having considered the unanimous recommendation of the Special Committee, the proposed terms of the Arrangement Agreement, the oral opinion of Cantor Fitzgerald as subsequently confirmed by the delivery of the Cantor Fitzgerald Opinion, and the advice given by PNI’s legal counsel, the Board, by unanimous decision of the Directors resolved that it was in the best interests of PNI to enter into the Arrangement Agreement providing for the Arrangement and approved the execution and delivery of the Arrangement Agreement. In adopting the recommendation of the Special Committee, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described below, and adopted the Special Committee’s analyses in their entirety. The Directors also unanimously determined to recommend to the PNI Shareholders that they vote FOR the Arrangement Resolution. Pursuant to the terms of their Voting Support Agreements, each Director agreed to vote his PNI Shares, if any, FOR the Arrangement Resolution.

Reasons for the Recommendations of the Special Committee and the Board

In evaluating the Arrangement, and in making their recommendations, the Special Committee and the Board received advice from their legal and financial advisors, gave careful consideration to PNI’s current business, financial position, future plans and prospects and the associated risks and uncertainties, as well as the terms of the Arrangement Agreement and the Arrangement. In reaching its conclusion that the Arrangement is in the best interests of PNI and PNI Shareholders, the Special Committee considered and relied upon a number of factors, including the following:

  Premium to PNI Shareholders. The Consideration of $1.70 in cash per PNI Share represents a premium of approximately 31.8% over the $1.29 closing price of PNI Shares on the TSX on May 2, 2014, the last trading day preceding the announcement of the Arrangement, a premium of approximately 28.9% to the 30-day volume weighted average trading price (“VWAP”) of PNI
  Shares on the TSX for the period ended May 2, 2014, and a premium of 63.1% to the 52-week VWAP of PNI Shares on the TSX for the period ended May 2, 2014. In addition, PNI Shares have not traded at or above $1.70 since mid-December, 2010.

  Cantor Fitzgerald Opinion. The Special Committee and the Board have received the Cantor Fitzgerald Opinion that concluded that as of the date of the Arrangement Agreement, based upon and subject to the respective assumptions, conditions, qualifications, explanations and limitations, as applicable, set forth therein, that the Consideration to be received by PNI Shareholders is fair, from a financial point of view, to PNI Shareholders.

  Voting Support Agreements. All of the Directors and senior officers of PNI and Invesco, who together hold an aggregate of 7,362,970 PNI Shares, representing approximately 17.8% of the outstanding PNI Shares, as of May 2, 2014, entered into the Voting Support Agreements with Staples pursuant to which they agreed, subject to the terms thereof, to vote all of their PNI Shares in favour of the Arrangement Resolution.

  Cash Consideration. The consideration payable to PNI Shareholders pursuant to the Arrangement will be paid entirely in cash which provides certainty of value.

  Likelihood of Completion. The Arrangement is subject to a limited number of conditions and is not subject to any financing condition. The Board believes that Staples has the financial capacity and operational expertise to complete the Arrangement.

  No Regulatory Issues. There are no material competition or other regulatory issues which are expected to arise in connection with the Arrangement so as to prevent its completion.

  Arm’s Length Negotiations. The Arrangement Agreement and the Plan of Arrangement are the result of significant, arm’s length negotiations between PNI and Staples.

  Thorough Review Process. The Special Committee conducted a thorough review process and was advised by its financial and legal advisors prior to the entering into of the Arrangement Agreement.

  Required Shareholder Approval. The Arrangement Resolution must be approved by at least two- thirds of the votes cast by the PNI Shareholders present in person or represented by proxy at the Special Meeting and entitled to vote as well as approved by a simple majority of the votes cast at the Special Meeting, excluding the votes cast by any holders of PNI Shares that are required to be excluded in order to obtain “minority approval” pursuant to MI 61-101.

  Court Supervised Process. Completion of the Arrangement will be subject to a judicial determination by the Court that the Arrangement is fair and reasonable.

  Provision for a Superior Proposal. Under the Arrangement Agreement, the Board is not precluded from considering and responding to an unsolicited Acquisition Proposal that is, or could reasonably be expected to lead to, a Superior Proposal at any time prior to the approval of the Arrangement Resolution by PNI Shareholders, and ultimately terminating the Arrangement Agreement to enter into a definitive agreement with respect to a Superior Proposal, provided that the Company Termination Fee is paid by the Company in such circumstances. The Special Committee was of the view the Company Termination Fee of $2 million negotiated by PNI and Staples would not be reasonably expected to preclude a third party from making an unsolicited Superior Proposal. In addition, the Voting Support Agreements will terminate automatically in the event of termination of the Arrangement Agreement.

  Dissent Rights. Registered Shareholders who do not vote in favour of the Arrangement will have the ultimate right under the BCBCA to obtain “fair value” for their PNI Shares pursuant to the proper exercise of Dissent Rights.

  Purchaser Termination Fee. If Staples or Staples Acquireco breaches their respective representations, warranties, or fails to fulfil or comply in all material respects with their respective covenants on or prior to the Effective Time and such breach or failure is incapable of being cured, Staples must pay to PNI the Purchaser Termination Fee of $2.361 million.

In carrying out the negotiations with Staples, the Board was mindful of the fact that four of PNI’s customer groups representing 91% of PNI’s total revenue for the 2013 financial year. As a result of this concentration of PNI’s customers, in deciding to negotiate transaction terms with Staples, the Board did not feel it would be in the best interests of PNI to conduct a market check to determine if there were other parties interested in a business combination with PNI. The Board was concerned that any canvassing of other potential acquirors by PNI and its advisors could result in PNI’s key customers becoming aware of the initiation of such market check, and thus could cause certain of PNI’s key customers to revisit their ongoing business relationships with PNI. The Board believed that conducting a market check would expose the Company’s business and its shareholders to an unacceptable level of risk.

The Board also considered a number of risks and potential negative factors relating to the Arrangement, including the following:

  The risks to PNI of the Arrangement not being completed, including the costs to PNI in pursuing the Arrangement, the costs involved with settling the Bloom Litigation, the diversion of management’s attention away from the conduct of PNI’s business, and the potential impact on PNI’s relationships with its customers, employees, suppliers and partners, as well as the risk factors described under “The Arrangement - Risk Factors Related to the Arrangement” in this Circular.

  The restrictions on the conduct of PNI’s business prior to completion of the Arrangement, which may delay or prevent PNI from undertaking business opportunities that may arise pending completion of the Arrangement.

  The risks to PNI that the announcement of the Arrangement could have a material adverse effect on the status of PNI’s current customer contracts, including the potential loss of customers as result of the announcement or as a result of the competitive position of such customers with Staples.

  The fact that, if the Arrangement is successfully completed, PNI will no longer exist as an independent public company and the consummation of the Arrangement will eliminate the opportunity for PNI Shareholders to participate in the longer term potential benefits of the business of PNI to the extent that those benefits exceed those potential benefits reflected in the cash consideration to be received under the Arrangement.

  The conditions to Staples’s obligation to complete the Arrangement and the rights of Staples to terminate the Arrangement Agreement in certain circumstances.

  The fact that the Arrangement will be a taxable transaction for Canadian federal income tax purposes (and may also be a taxable transaction under other applicable tax laws) for certain PNI

Shareholders and, as a result, certain PNI Shareholders will generally be required to pay taxes on any gains that result from the receipt of the consideration payable for their PNI Shares under the Arrangement. See “Certain Canadian Federal Income Tax Considerations” in this Circular.

  The prohibition contained in the Arrangement Agreement on PNI’s ability to solicit Acquisition Proposals, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, PNI will be required to pay the Company Termination Fee to Staples.

  Even if the Arrangement Agreement is terminated without payment of the Company Termination Fee, PNI may, in the future, be required to pay the Company Termination Fee in certain circumstances where an Acquisition Proposal is entered into or consummated within 365 days of the date on which Staples terminates the Arrangement Agreement. Accordingly, if the Arrangement is not consummated and the Arrangement Agreement is terminated, PNI may not be able to consummate another Acquisition Proposal for a period of time without paying the Company Termination Fee.

The Board is recommending the Arrangement based upon the totality of the information presented to and considered by it. The above discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but is believed by the Special Committee to include the material factors considered by it in its assessment of the Arrangement. In view of the wide variety of factors considered by the Special Committee in connection with its assessment of the Arrangement, and the complexity of those matters, the Special Committee did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors. In addition, in considering the factors described above, individual members of the Special Committee may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Special Committee and the Board.

Risk Factors Related to the Arrangement

There are various risks associated with the completion of the Arrangement, including those described below. These risk factors should be carefully considered by PNI Shareholders in evaluating whether to vote for the Arrangement Resolution. The risk factors set out below are in addition to those risk factors set forth under the heading “Information Concerning PNI — Risk Factors Related to PNI” in this Circular:

  The completion of the Arrangement is subject to a number of conditions precedent which must be satisfied or, where permitted, waived, and some of such conditions precedent are outside the control of Staples and PNI, including the receipt of the Required Approval and the Final Order. It is also a condition in favour of Staples and Staples Acquireco that, from the date of the Arrangement Agreement to and including the Effective Time, there shall not have occurred a Material Adverse Effect in respect of PNI. See “The Arrangement Agreement — Conditions Precedent to the Arrangement” in this Circular. There can be no certainty, nor can PNI provide any assurance, that these and other conditions precedent under the Arrangement Agreement will be satisfied or, if satisfied, when they will be satisfied.

  As at March 31, 2014, the Company reported a cash balance of approximately $7.6 million. After having paid the funds required to settle the Bloom Litigation (US$5.22 million) and other costs associated with the Arrangement to date, the Company currently has a cash balance of approximately $1.96 million. The Company has previously reported that its activities are funded out of operating cash flow, a line of credit, and an equipment lease facility. If the Arrangement is not completed (whether or not in circumstances where it is required to pay the Company Termination Fee), and if the Company expects it would not be able to meet all of its contractual commitments when they come due, the Company would draw upon existing facilities and seek other sources of financing. In such circumstances the Company may draw upon its revolving demand credit facility or its equipment lease facility, or it may raise additional funds through equity or debt financing.

  A significant portion of the Company’s current growth profile is a result of renegotiation of contract terms with the Company’s largest customer, and the strengthening of the U.S. dollar relative to the Canadian dollar. The Company does not expect that either of these factors can be relied upon to sustain the Company’s growth profile into the future.

  The acquisition of PNI by Staples may impact on PNI’s customer relationships, including the potential loss of customers as a result of the competitive position of such customers with Staples.

  If the Arrangement is not completed, for any reason, the market price of PNI Shares may be adversely affected, among other potential consequences. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Directors will be able to find a party willing to pay an equivalent or a more attractive price for PNI Shares than the price that Staples is willing to pay for PNI Shares under the Arrangement.

  Each of PNI, Staples and Staples Acquireco has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions precedent, to terminate the Arrangement Agreement in other circumstances. For example, the Arrangement Agreement may be terminated by Staples and Staples Acquireco if PNI breaches its non-solicitation and right to match obligations in a material respect. Accordingly, there can be no certainty, nor can PNI provide any assurance, that the Arrangement Agreement will not be terminated by any of the parties thereto prior to the completion of the Arrangement. See “The Arrangement Agreement — Termination” in this Circular.

  In addition, the Company Termination Fee payable by PNI to Staples under the Arrangement Agreement in certain circumstances may discourage other parties from attempting to acquire PNI.
  See “The Arrangement Agreement — Termination Fees and Expenses — Company Termination Fee” in this Circular.

Opinion of Cantor Fitzgerald

Cantor Fitzgerald acted as the financial advisor to the Special Committee to provide an opinion as to whether the Consideration to be received by PNI Shareholders is fair, from a financial point of view, to PNI Shareholders. On May 2, 2014, Cantor Fitzgerald, delivered an oral opinion to the Special Committee and the Board, which was subsequently confirmed by delivery of the written Cantor Fitzgerald Opinion, stating that, based upon and subject to the assumptions, conditions, qualifications, explanations and limitations set forth in the Cantor Fitzgerald Opinion, as of that date, the Consideration to be received by the PNI Shareholders is fair, from a financial point of view, to the PNI Shareholders. The Cantor Fitzgerald Opinion was given as of May 2, 2014, and Cantor Fitzgerald disclaims any undertaking or obligation to update the Cantor Fitzgerald Opinion or advise any person of any change in any fact or matter affecting the Cantor Fitzgerald Opinion which may come or be brought to Cantor Fitzgerald’s attention after that date.

The Cantor Fitzgerald Opinion was one of a number of factors taken into consideration by the Board and the Special Committee in connection with making their respective determinations that the Arrangement is in the best interests of PNI and, authorizing the entry by PNI into the Arrangement Agreement and all related agreements, and recommending that the PNI Shareholders vote their PNI Shares for the Arrangement Resolution.

The summary of the Cantor Fitzgerald Opinion in this Circular is qualified in its entirety by reference to the full text of the Cantor Fitzgerald Opinion. The full text of the Cantor Fitzgerald Opinion, which sets out, among other things, the assumptions made, information reviewed, matters considered, conditions and qualifications to, and limitations on the scope of the review undertaken by Cantor Fitzgerald in rendering its opinion, is attached as Appendix C to this Circular. PNI Shareholders are urged to read the Cantor Fitzgerald Opinion carefully and in its entirety.

Engagement of Cantor Fitzgerald

PNI contacted Cantor Fitzgerald regarding a potential fairness opinion on February 28, 2014 and formally engaged Cantor Fitzgerald pursuant to an engagement letter dated March 12, 2014 (the “Engagement Letter”) to act as financial advisor to the Special Committee in connection with the proposed Arrangement. Pursuant to the Engagement Letter, the Special Committee requested that Cantor Fitzgerald prepare and deliver to the Board of

Directors of PNI a written opinion as to whether the Consideration to be received by the PNI Shareholders is fair, from a financial point of view, to the PNI Shareholders.

The terms of the Engagement Letter provide that Cantor Fitzgerald is to be paid a monthly work fee commencing April 1, 2014 and continuing until the Arrangement is approved by PNI Shareholders or the Arrangement Agreement is terminated and a fixed fee upon delivery to the Special Committee and the Board of the Cantor Fitzgerald Opinion. If the Arrangement is not completed by September 12, 2014 or the terms of the Arrangement materially change, Cantor Fitzgerald will be paid an additional fee to be mutually agreed upon by Cantor Fitzgerald and PNI. In addition, Cantor Fitzgerald is to be reimbursed for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of legal counsel, and to be indemnified by PNI in certain circumstances.

Other than the Engagement Letter, there are no understandings, agreements or commitments between Cantor Fitzgerald and PNI, or any of their respective associates or affiliates, with respect to any future business dealings. Cantor Fitzgerald has not been engaged to provide any financial advisory services nor has it participated in any financing involving PNI within the past two years, other than the services provided in rendering the Cantor Fitzgerald Opinion.

The Cantor Fitzgerald Opinion was prepared in accordance with the Disclosure Standards for Form of Valuations and Fairness Opinion of the Investment Industry Regulatory Organization of Canada (“IIROC”); however, IIROC was not involved in the preparation or review of the Cantor Fitzgerald Opinion.

Credentials of Cantor Fitzgerald

Cantor Fitzgerald is an affiliate of Cantor Fitzgerald, L.P. Cantor Fitzgerald is experienced in merger, acquisition and divestiture and valuation matters.

Scope of Review

In rendering the Cantor Fitzgerald Opinion, Cantor Fitzgerald reviewed certain documents and information relating to PNI and the Arrangement, as detailed in the Cantor Fitzgerald Opinion. In addition, Cantor Fitzgerald conducted such studies, analyses, inquiries and investigations it deemed appropriate and met and held conference calls with certain members of PNI’s senior management to discuss PNI’s business, operations, and historical and projected financial results and future prospects.

Assumptions and Limitations

The Cantor Fitzgerald Opinion is subject to a number of assumptions, conditions, qualifications, explanations and limitations, as set forth in the Cantor Fitzgerald Opinion attached as Appendix C to this Circular.

Cantor Fitzgerald relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with it by PNI or obtained from public sources. With respect to estimates, forecasts and projections, Cantor Fitzgerald relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of PNI as to the expected future performance of PNI, and, to the extent such information includes estimates, forecasts or projections obtained from public sources, Cantor Fitzgerald assumed such estimates, forecasts and projections were reasonable. Cantor Fitzgerald does not assume any responsibility for independent verification of such information and expresses no view or opinion on the estimates, forecasts or projections provided by PNI. Cantor Fitzgerald did not meet separately with the independent auditors of PNI and, subject to the exercise of professional judgment and as expressly set out in the Cantor Fitzgerald Opinion, did not attempt to verify independently the completeness, accuracy or fair presentation of any of the foregoing information.

In arriving at the Cantor Fitzgerald Opinion, Cantor Fitzgerald was not asked to prepare and did not prepare or obtain and was not furnished with any independent valuation or appraisal of the assets or liabilities of PNI, Staples Acquireco, or any of their respective affiliates. Cantor Fitzgerald was not requested to and did not provide advice concerning the structure, specific amount of the Consideration or other aspects of the Arrangement not addressed in the Cantor Fitzgerald Opinion.

The Cantor Fitzgerald Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at May 2, 2014, and the conditions and prospects, financial and otherwise, of PNI as they are reflected in the information and as they were represented to Cantor Fitzgerald in its discussions with PNI.

Cantor Fitzgerald provided the Cantor Fitzgerald Opinion for the benefit and use of the Board of Directors and the Special Committee in connection with their consideration of the Arrangement. The Cantor Fitzgerald Opinion does not constitute a recommendation to the Board of Directors or the Special Committee as to whether they should approve the Arrangement Agreement nor as a recommendation to any PNI Shareholder as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or range of prices at which the Shares of PNI may trade or value of any securities of PNI or following the announcement or consummation of the Arrangement. The Cantor Fitzgerald Opinion does not address PNI’s underlying business decision to pursue the Arrangement, the relative merits of the Arrangement as compared to any alternative business or financial strategies that might exist for PNI or the effects of any other transaction in which PNI might engage.

The Cantor Fitzgerald Opinion was given as of its date May 2, 2014 and Cantor Fitzgerald disclaims any undertaking or obligation to update the Cantor Fitzgerald Opinion or advise any person of any change in any fact or matter affecting the Cantor Fitzgerald Opinion which may come or be brought to Cantor Fitzgerald’s attention after May 2, 2014. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Cantor Fitzgerald Opinion after May 2, 2014, Cantor Fitzgerald reserves the right to change, modify or withdraw the Cantor Fitzgerald Opinion, but is not obligated to do so.

Interests of Directors, Senior Officers and Others in the Arrangement

In considering the recommendations of the Special Committee and the Directors with respect to the Arrangement, PNI Shareholders should be aware that certain of the Directors and senior officers of PNI may have actual or potential interests (as described below) that differ from and/or are in addition to, those of PNI Shareholders generally. The Special Committee and the Directors were aware of these interests and considered them, along with other matters described in this Circular, in reaching their decision to approve the Arrangement and to recommend that the PNI Shareholders vote for the Arrangement Resolution.

Ownership of PNI Shares

As of the date of this Circular, the Directors and senior officers of PNI, and their respective associates and affiliates, beneficially own, or exercise control or direction over, directly or indirectly, in the aggregate, 2,332,970 PNI Shares, which represent approximately 5.6% of the total issued and outstanding PNI Shares. All PNI Shares held by the Directors and senior officers of PNI, and their respective associates and affiliates, will be treated identically and in the same manner under the Arrangement as PNI Shares held by any other PNI Shareholder.

The following table sets out the names and positions of the Directors and senior officers and, as of the date of this Circular, the number and percentage of PNI Shares owned or over which control or direction is exercised, directly or indirectly, by each such Director or senior officer of PNI and, where known after reasonable inquiry, by their respective associates or affiliates.

		Ownership of or
		control over PNI	% Ownership of
Name	Position with PNI	Shares	PNI Shares
Kyle Hall	Chief Executive Officer, President and Director	161,400	0.39
Cameron Lawrence	Chief Financial Officer	92,000	0.22
Paul Thomas	Vice-President, Technology	5,700	0.001
Chris Egan	Vice-President, Product Management	4,997	0.001
Simon Cairns	Vice-President, Business Development	5,200	0.001
Peter Fitzgerald	Chairman and Director	1,660,673	4.01

		Ownership of or
		control over PNI	% Ownership of
Name	Position with PNI	Shares	PNI Shares
Robert Chase	Director	358,000	0.86
Josef Vejvoda	Director	45,000	0.01
David Jaworski	Director	-	-

Ownership of PNI Options

The Directors and senior officers of PNI beneficially own, or exercise control or direction over, directly or indirectly, in the aggregate, 2,050,000 PNI Options as of the close of business on the date of this Circular. All of the PNI Options held by the Directors and senior officers of PNI will be treated identically and in the same manner under the Arrangement as PNI Options held by any other Optionholder. Pursuant to the terms of the Plan of Arrangement, all PNI Options outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be unconditionally vested and exercisable.

The following table shows the total number of PNI Options beneficially held (or that will be beneficially held upon the accelerated vesting of the PNI Options immediately prior to the Effective Time) by each of the Directors and senior officers of PNI that are expected to be settled for cash based on the difference between $1.70 and the exercise price of each PNI Option at the Effective Time in accordance with the Plan of Arrangement and the approximate amounts to be paid to each Director and senior officer for such PNI Options.

		Exercise Price and Number of PNI Options					Cash
Name	Position with PNI	$0.27	$0.44	$0.46	$1.48	$1.55	Payment
Kyle Hall	Chief Executive Officer, President and Director	175,000	-	400,000	50,000	100,000	$772,250
Cameron Lawrence	Chief Financial Officer	175,000	100,000	-	-	-	$376,250
Paul Thomas	Vice-President, Technology	100,000	50,000	-	-	-	$206,000
Chris Egan	Vice-President, Product Management	100,000	-	100,000	-	-	$267,000
Simon Cairns	Vice-President, Business Development	100,000	50,000	-	-	25,000	$209,750
Peter Fitzgerald	Chairman and Director	100,000	-	50,000	50,000	25,000	$219,750
Robert Chase	Director	100,000	-	-	-	-	$143,000
Josef Vejvoda	Director	100,000	-	-	-	-	$143,000
David Jaworski	Director	100,000	-	-	-	-	$143,000

Change of Control Provisions

PNI has previously entered into a written employment contract with Mr. Kyle Hall (“Hall Employment Agreement”), the President and Chief Executive Officer of PNI, with Mr. Cameron Lawrence (“Lawrence

Employment Agreement”), the Chief Financial Officer of PNI, with Mr. Paul Thomas (“Thomas Employment Agreement”), Vice President, Technology of PNI, with Mr. Chris Egan (the “Egan Employment Agreement”), Vice-President, Product Management of PNI, and with Mr. Simon Cairns (the “Cairns Employment Agreement”, and together with the preceding employment agreements, the “Executive Employment Agreements”), Vice-President, Business Development of PNI.

The Hall Employment Agreement provides that if the Hall Employment Agreement is terminated within 24 months of a change of control, either by PNI or by Mr. Hall for good reason, Mr. Hall shall be entitled to receive a lump sum equal to 24 times his base monthly salary. Therefore, in the event that the Hall Employment Agreement is terminated in the circumstances describe above, Mr. Hall would be entitled to a payment of approximately $555,000.

The Lawrence Employment Agreement provides that if the Lawrence Employment Agreement is terminated within 18 months of a change of control, either by PNI or by Mr. Lawrence for good reason, Mr. Lawrence shall be entitled to receive a lump sum equal to 18 times his base monthly salary and his pro rata entitlement to bonus. Therefore, in the event that the Lawrence Employment Agreement is terminated in the circumstances describe above, Mr. Lawrence would be entitled to a payment of approximately $273,750.

The Thomas Employment Agreement provides that if the Thomas Employment Agreement is terminated within 18 months of a change of control, either by PNI or by Mr. Thomas for good reason, Mr. Thomas shall be entitled to receive a lump sum equal to 12 times his base monthly salary and his pro rata entitlement to bonus. Therefore, in the event that the Thomas Employment Agreement is terminated in the circumstances describe above, Mr. Thomas would be entitled to a payment of approximately $170,000.

The Egan Employment Agreement provides that if the Egan Employment Agreement is terminated within 18 months of a change of control, either by PNI or by Mr. Egan for good reason, Mr. Egan shall be entitled to receive a lump sum equal to 12 times his base monthly salary and his pro rata entitlement to bonus. Therefore, in the event that the Egan Employment Agreement is terminated in the circumstances describe above, Mr. Egan would be entitled to a payment of approximately $170,000.

The Cairns Employment Agreement provides that if the Cairns Employment Agreement is terminated within 18 months of a change of control, either by PNI or by Mr. Cairns for good reason, Mr. Cairns shall be entitled to receive a lump sum equal to 12 times his base monthly salary and his pro rata entitlement to bonus. Therefore, in the event that the Cairns Employment Agreement is terminated in the circumstances describe above, Mr. Cairns would be entitled to a payment of approximately $170,000.

For the purposes of disclosure regarding the Executive Employment Agreements, “change of control” generally means a merger or arrangement that results in a transfer of more than 50% of the total voting power of the Company’s outstanding securities to an acquirer or a group of acquirers acting jointly or in concern who are different from a person or group of persons holding those securities immediately prior to such transaction. Therefore, the Arrangement would constitute a change of control under the Executive Employment Agreements.

In addition, each of the Executive Employment Agreements provides that on termination, each executive would receive his pro rata entitlement to bonus (if earned). Such entitlement arises on termination without just cause and each executive would receive such bonus payment whether or not the termination arose from a change of control.

For details of the aggregate amounts of compensation, including benefits, which the relevant senior officers of PNI would have received assuming their employment had been terminated without “cause” or they had resigned following a change of control of PNI, please refer to the “COC Benefit” column of the summary table set out under the heading “Principal Legal Matters — Canadian Securities Law Considerations — Special Transaction Rules” in this Circular.

New Employment Agreements

In connection with the Arrangement, and pursuant to the terms of new employment agreements, each of Cameron Lawrence, Kyle Hall, Simon Cairns, Paul Thomas and Chris Egan have agreed with Staples to waive their entitlements to severance or change of control payments that might otherwise be payable as a result of the completion of the transactions contemplated by the Arrangement Agreement pursuant to the applicable Executive

Employment Agreements. Such new employment agreements provide for salary, bonus and benefits which are consistent with those paid under the applicable Executive Employment Agreements and also with industry norms for employees in similar positions for comparably sized companies with comparable operations.

Principal and Beneficial Holders of PNI Shares

To the knowledge of the directors and officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the votes attached to any class of voting securities of the Company as set forth below:

	Ownership of or control over PNI
Name & Address of Shareholder	Shares(1)	% Ownership of PNI Shares
Invesco Canada Ltd.	5,030,000	12.14

(1) Indicates the number of PNI Shares owned by Invesco as disclosed in the Invesco Voting Support Agreement.

Particulars of the Arrangement

The Arrangement is an arrangement under Division 5 of Part 9 of the BCBCA. It will become effective at the Effective Time and will become binding at and after such time on PNI, Staples, Staples Acquireco, all Registered Shareholders and Beneficial Shareholders (including any Dissenting Shareholders), all Optionholders and Warrantholders, the Transfer Agent and the Depositary. The Plan of Arrangement sets out a series of transactions and steps that will occur starting at the Effective Time as a result of which, among other things, Staples Acquireco will acquire all of PNI Shares for consideration of $1.70 in cash per PNI Share. See “The Arrangement — Arrangement Mechanics” in this Circular.

All holders of PNI Options may elect to either surrender the PNI Options for cancellation under the terms of the Plan of Arrangement or to conditionally exercise the PNI Options in order to participate in the Arrangement as PNI Shareholders. All holders electing to surrender PNI Options will receive a cash payment per PNI Option in the amount (if any) by which the Consideration exceeds the exercise price of the PNI Option. All PNI Options outstanding on the Effective Date of the Arrangement will be transferred by the holder to the Company in exchange for a cash payment per PNI Option in the amount (if any) by which the Consideration exceeds the exercise price of the PNI Option.

All PNI Warrants outstanding on the Effective Date will be transferred by the holder to the Company in exchange for a cash payment in the amount (if any) by which the Consideration exceeds the exercise price of the PNI Warrant.

Assuming the conditions set out in the Arrangement Agreement have been satisfied or, where permitted, waived, upon obtaining the Final Order, the Arrangement will become effective as at the Effective Time. As a result of the completion of the Arrangement, PNI Shareholders will no longer have an ownership interest in PNI upon completion of the Arrangement. Shortly after such completion, PNI Shares will cease to be listed on the TSX and trading of PNI Shares in the public market will no longer be possible. In addition, Staples is expected to apply to the Canadian Securities Administrators to cause PNI to cease being a reporting issuer under Canadian Securities Laws. Upon ceasing to be a reporting issuer in Canada, PNI will, among other things, no longer be required to file continuous disclosure documents with Canadian Securities Administrators. In addition, it is anticipated that Staples will cause PNI to file a Form 15 with the U.S. Securities and Exchange Commission pursuant to Exchange Act Rule 12g-4, and thereby suspend PNI’s reporting obligations under section 13(a) of the Exchange Act, and ultimately terminate PNI's registration under section 12(g) of the Exchange Act. Steps will also be taken to cease quotation of the PNI Shares on the OTC QB. In the event that the Arrangement does not proceed for any reason, including because it does not receive the Required Approval or Court approval, PNI will continue operating as a publicly held company.

For a discussion of certain Canadian federal income tax considerations relating to the disposition of PNI Shares, please see “Certain Canadian Federal Income Tax Considerations” in this Circular. For a discussion of certain U.S. federal income tax considerations, see “Certain U.S. Federal Income Tax Consequences” in this

Circular. Other foreign income tax considerations are not discussed in this Circular. All holders should consult with their own tax advisors with respect to the tax considerations applicable in their particular circumstances.

Shareholder Approvals

At the Special Meeting, PNI Shareholders will be asked to vote to approve the Arrangement Resolution. Pursuant to the Interim Order, and subject to any further order of the Court, the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by PNI Shareholders present in person or represented by proxy at the Special Meeting and entitled to vote at the Special Meeting. In addition, as the Arrangement constitutes a “business combination” pursuant to MI 61-101, the Arrangement Resolution must be approved by a simple majority of the votes cast at the Special Meeting, excluding the votes cast by any holders of PNI Shares that are required to be excluded in order to obtain “minority approval” pursuant to MI 61-101. To the knowledge of PNI after reasonable inquiry, 161,400 PNI Shares held by Mr. Kyle Hall, the President and Chief Executive Officer of PNI and 358,000 PNI Shares held by Mr. Robert Chase, a Director of PNI, will be excluded in determining whether minority approval for the Arrangement Resolution has been obtained. See “Principal Legal Matters — Canadian Securities Law Considerations” in this Circular.

The Arrangement Resolution must receive the Required Approval in order for PNI to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding the approval by PNI Shareholders of the Arrangement Resolution, PNI reserves the right not to proceed with the Arrangement, subject to and in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

Arrangement Mechanics

Plan of Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix B to this Circular.

The Arrangement contemplates, among other things, the acquisition of PNI by Staples, through its direct wholly-owned Canadian subsidiary, Staples Acquireco, by way of a plan of arrangement under Division 5 of Part 9 of the BCBCA. The Plan of Arrangement provides that, commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality on the part of any person, in each case effective as at five minute intervals starting at the Effective Time:

(a)

each PNI Option which was conditionally exercised pursuant to the terms of the Arrangement Agreement shall be deemed to have been exercised for a PNI Share pursuant to the terms of such PNI Option, the Stock Option Plan and the conditional exercise procedures implemented in connection with the Arrangement Agreement, less applicable withholdings;

(b)

each PNI Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such PNI Option shall, without any further action by or on behalf of the Optionholder, be assigned and transferred by such holder to PNI in exchange for a cash payment from PNI equal to the amount (if any) by which the Consideration exceeds the exercise price of such Company Option, less any applicable withholdings, and such PNI Option shall be immediately be cancelled;

(c)

each holder of PNI Options shall cease to be a holder of such PNI Options, such holder’s name shall be removed from each applicable register and the Stock Option Plan and all agreements relating to the PNI Options shall be terminated, and the holder of such option shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to the Plan of Arrangement, at the time and in the manner specified in Article 4 of the Plan of Arrangement;

(d)

each PNI Warrant outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the PNI Warrant, without any further action of the holder, be transferred to PNI in exchange for a cash payment from PNI equal to the amount (if any) by which the Consideration exceeds the exercise price for such PNI Warrant, less any applicable withholdings, and such PNI Warrant shall immediately be cancelled;

(e)

each holder of PNI Warrants shall cease to be a holder of such PNI Warrants, such holder’s name shall be removed from each applicable register and all agreements relating to the PNI Warrants shall be terminated, and the holder of such option shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to the Plan of Arrangement, at the time and in the manner specified in Article 4 of the Plan of Arrangement;

(f)

each PNI Share outstanding at the Effective Time, other than any Dissent Shares, shall be deemed to be transferred by the holder of such PNI Share to Staples Acquireco in exchange for the Consideration for each PNI Share held;

(g)

each Dissent Share shall be directly assigned and transferred by such Dissenting Shareholder to Staples Acquireco (free and clear of all Liens) in accordance with Article 3 of the Plan of Arrangement; and

(h)

the names of the holders of PNI Shares transferred to Staples Acquireco shall be removed from the applicable registers of holders of PNI Shares, the holders of the PNI Shares shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such PNI Shares, and Staples Acquireco shall be recorded as the registered holder of PNI Shares and Dissent Shares so transferred and shall be deemed the legal and beneficial owner of such shares.

If the Required Approval is obtained, the Final Order is granted and all other conditions under the Arrangement Agreement are satisfied or, where permitted, waived, the Plan of Arrangement will become effective at the Effective Time and will be binding at and after such time on PNI, Staples, Staples Acquireco, all PNI Shareholders (including any Dissenting Shareholders), all Optionholders and Warrantholders, the Transfer Agent and the Depositary.

Amendments

The Parties may mutually agree to amend, modify or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be in writing, be filed with the Court and, if made following the Special Meeting, approved by the Court and, if and as required by the Court, communicated to PNI Shareholders.

Sources of Funds for the Arrangement

Assuming no PNI Shareholders exercise their Dissent Rights and 41,445,803 PNI Shares are outstanding at the Effective Time:

(a)	approximately $70,457,865 will be required by Staples to fund the Consideration for Staples Acquireco’s acquisition of all of the outstanding PNI Shares under the Plan of Arrangement;

(b)	approximately $3,001,300 will be required to fund PNI’s payments in respect of the outstanding PNI Options under the Plan of Arrangement; and

(c)	approximately $234,949 will be required to fund the payments required to be made for the PNI Warrants under the Plan of Arrangement.

PNI expects that Staples will indirectly fund the aggregate cash payable by Staples Acquireco for PNI Shares, PNI Options and PNI Warrants under the Arrangement from its cash on hand.

Voting Support Agreements

The Voting Support Agreements have been filed on SEDAR and are available at www.sedar.com. The following is only a summary of certain material terms of the Voting Support Agreements, which does not contain all of the information about these agreements. Accordingly, the following is qualified in its entirety by reference to the full text of each of the Voting Support Agreements.

PNI Voting Support Agreements

Each of the Directors and senior officers of PNI have entered into the PNI Voting Support Agreements with Staples pursuant to which they agreed, upon the terms and subject to the conditions contained in the PNI Voting Support Agreements, to, among other things, vote all their PNI Shares at any meeting of securityholders of the Company: (a) in favour of the Arrangement and any actions required in furtherance of the Arrangement; and (b) to oppose any proposed action which could impede, interfere with, or delay Staples from completing the Arrangement.

Pursuant to the PNI Voting Support Agreements, each of the Directors and senior officers also agreed not to: (a) option, transfer, sell, gift, pledge, hypothecate, encumber or otherwise dispose of any of his respective PNI Shares, subject to certain customary carve-outs; (b) other than pursuant to the PNI Voting Support Agreement, deposit or permit to be deposited any of the PNI Shares or PNI Options into a voting trust or subject any of the PNI Shares or PNI Options to any agreement or arrangement with respect to the voting of such securities; (c) not to solicit proxies or become a participant in a solicitation in opposition to or competition with the Arrangement; (d) not to assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Staples in connection with the Arrangement Agreement; or (e) not to act jointly or in concert with others with respect to voting securities of PNI for the purpose of opposing or competing with Staples in connection with the Arrangement. In addition, each Director and senior officer agreed not to exercise any rights of appraisal or dissent.

The PNI Voting Support Agreements will automatically terminate on the earlier of the date, if any (a) that the Arrangement Agreement is terminated in accordance with its terms; (b) the Board publicly announces that is has received an Acquisition Proposal that it has determined constitutes a Superior Proposal and Staples does not exercise its rights to match such Superior Proposal in accordance with the Arrangement Agreement; or (c) the Effective Time.

Invesco Voting Support Agreement

The Company’s largest shareholder, Invesco, which controls 5,030,000 PNI Shares, or 12.14% of the issued and outstanding PNI Shares as of the date of this Circular, has entered into the Invesco Voting Support Agreement with Staples pursuant to which Invesco has agreed, upon the terms and subject to the conditions contained in the Invesco Voting Support Agreement, to, among other things, vote all PNI Shares held by Invesco at any meeting of securityholders of the Company: (a) in favour of the Arrangement and any actions required in furtherance of the Arrangement; and (b) to oppose any proposed action which could impede, interfere with, or delay Staples from completing the Arrangement.

Pursuant to the Invesco Voting Support Agreement, Invesco also agreed not to: (a) option, transfer, sell, gift, pledge, hypothecate, encumber or otherwise dispose of any of its PNI Shares, other than transfer to a third party with the prior written consent of Staples, which shall not be unreasonably withheld, provided such third party enters into a written agreement with Staples to be bound by the same terms as Invesco under the Invesco Voting Support Agreement; (b) other than pursuant to the Invesco Voting Support Agreement, deposit or permit to be deposited any of the PNI Shares into a voting trust or subject any of the PNI Shares to any agreement or arrangement with respect to the voting of such securities; (c) not to solicit proxies or become a participant in a solicitation in opposition to or competition with the Arrangement; (d) not to assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Staples in connection with the Arrangement; or (e) not to act jointly or in concert with others with respect to voting securities of PNI for the purpose of opposing or competing with Staples in connection with the Arrangement.

The Invesco Voting Support Agreement will automatically terminate on the earlier of the date, if any (a) that the Arrangement Agreement is terminated in accordance with its terms; or (b) the Effective Time. The Invesco Voting Support Agreement may be terminated at any time by written agreement of Staples and Invesco. Further, the Invesco Voting Support Agreement may be terminated by Invesco: (a) if (i) PNI receives an Acquisition Proposal which is, in the sole opinion of Invesco, more favourable than the Arrangement, (ii) Invesco is in compliance with all obligations under the Invesco Voting Support Agreement, and (iii) Staples has not publicly announced an intention to amend the terms of the Arrangement Agreement in order to match or exceed the Superior Proposal within five (5) Business Days after the public announcement of the Acquisition Proposal; or (b) if Staples is in default of any covenant or condition under the Invesco Voting Support Agreement, which default has or may have an adverse effect on the consummation of the Arrangement and has not been cured within five (5) Business Days of written notice from Invesco or if any representation or warranty of Staples under the Invesco Voting Support Agreement is or becomes prior to the Effective Time untrue or incorrect in a material respect, which inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Arrangement.

Expenses of the Arrangement

The aggregate costs paid or incurred, or to be paid or incurred, by PNI in connection with the Arrangement, including (without limitation) fees and expenses of legal counsel and accountants, audit fees, the maximum amount of commissions, fees and expenses payable to its financial advisor, and the premium for the extension of the existing Directors’ and officers’ liability insurance coverage, are not expected to exceed $602,000. See also “The Arrangement Agreement — Termination Fees and Expenses — Expenses” in this Circular.

THE ARRANGEMENT AGREEMENT

The following is a summary of certain material terms of the Arrangement Agreement, the full text of which is available on SEDAR. This summary does not contain all of the information about the Arrangement, and is qualified in its entirety by the text of the Arrangement Agreement. Therefore, PNI Shareholders should read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of PNI, Staples and Staples Acquireco are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.

The Arrangement Agreement contains representations and warranties made by PNI, Staples and Staples Acquireco. These representations and warranties, which are set forth in the Arrangement Agreement, were made by and to the Parties thereto for the purposes of the Arrangement Agreement (and not to other persons such as PNI Shareholders) and are subject to qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to PNI Shareholders, may be qualified by knowledge of certain officers of PNI, or may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement.

On May 2, 2014, PNI, Staples and Staples Acquireco entered into the Arrangement Agreement, under which they agreed, among other things, that, upon the terms and subject to the conditions set forth in the Arrangement Agreement, Staples Acquireco will acquire all of the issued and outstanding PNI Shares as part of and in accordance with the Plan of Arrangement, whereby PNI Shareholders (other than Dissenting Shareholders, if any) will receive $1.70 in cash, without interest and subject to applicable withholdings, for each PNI Share held. The terms of the Arrangement Agreement are the result of arm’s length negotiations conducted between PNI, Staples and Staples Acquireco and their respective advisors.

For a summary of the provisions of the Plan of Arrangement relating to the mechanics of implementing the Arrangement, see “The Arrangement — Arrangement Mechanics” in this Circular.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the respective obligations of the Parties to complete the Arrangement are subject to the fulfilment or waiver, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived in whole or in part with the mutual consent of each of PNI, Staples and Staples Acquireco:

1.	the Arrangement Resolution will have been approved and adopted by PNI Shareholders at the Special Meeting in accordance with the Interim Order;

2.

the Interim Order and the Final Order will each have been obtained in form and on terms consistent with the Arrangement Agreement, and will not have been set aside or modified in a manner unacceptable to either PNI or Staples and Staples Acquireco, each acting reasonably, on appeal or otherwise;

3.	no Governmental Entity shall have enacted, issued, promulgated, made, enforced, or entered any Law that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangements; and

4.	the Arrangement Agreement will not have been terminated in accordance with its terms.

Staples and Staples Acquireco Conditions Precedent

Staples and Staples Acquireco are not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Staples and Staples Acquireco and may only be waived, in whole or in part, by them in their sole discretion:

1.

all representations and warranties of PNI under the Arrangement Agreement (without regard to any materiality or Material Adverse Effect qualifications contained in them) were true and correct as of the date of the Arrangement Agreements and shall be true and correct as of the Effective Time (other than the representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, except for the representations and warranties of PNI relating to intellectual property and software (paragraphs 26 and 27 of the Arrangement Agreement), which shall be true and correct in all material respects;

2.

PNI has fulfilled or complied in all material respects with each of the covenants of PNI contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time;

3.	there is no action, act, suit, demand or proceeding pending or threatened by any person in any jurisdiction to:

(a)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on Staples Acquireco’s ability to acquire, hold, or exercise full rights of ownership over, any PNI Shares, including the right to vote PNI Shares;

(b)

prohibit or restrict the ownership or operation by Staples and Staples Acquireco of the business or assets of Staples, Staples Acquireco, PNI or any of its Subsidiaries, or compel the Purchase or compel Staples or Staples Acquireco to dispose of or hold separate any material portion of the business or assets of Staples, Staples Acquireco, PNI or any of its Subsidiaries as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect;

4.	Dissent Rights have not been exercised with respect to more than 10% of the issued and outstanding PNI Shares; and

5.

the Parties have entered into the Escrow Agreement with the Escrow Agent no less than two (2) Business Days before the Effective Date, pursuant to which Escrow Agreement PNI shall have deposed the following with the Escrow Agent: (i) the source code for its owned software and related materials; (ii) all documentation and explanatory materials necessary to allow Staples and Staples Acquireco, with the assistance of a competent programmer team possessing ordinary and relevant skills and experience, to operate, further develop, and maintain the PNI’s owned software; and (iii) the names of each programmer involved in the creation of PNI’s owned software that is currently employed by PNI or any of its Subsidiaries.

PNI Conditions Precedent

PNI is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of PNI and may only be waived, in whole or in part, by PNI in its sole discretion:

1.

all representations and warranties of Staples and Staples Acquireco under the Arrangement Agreement were true and correct as of the date of the Arrangement Agreement and shall be true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date; and

2.

Staples and Staples Acquireco have fulfilled or complied in all material respects with their covenants contained in the Arrangement Agreement to be fulfilled or complied with them on or prior to the Effective Time;

In addition, prior to carrying out the terms of the Final Order and the Arrangement becoming effective, PNI must have received written confirmation, in a form satisfactory to PNI, acting reasonably, of irrevocable payment of the Consideration by Staples Acquireco to the Depositary in accordance with the terms of the Arrangement Agreement.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties on the part of PNI relating to: organization and qualification; corporate authorization; execution and binding obligation; governmental authorizations; non-contravention; capitalization; shareholders’ and similar agreements; subsidiaries; securities law matters; financial statements; disclosure controls and internal control over financial reporting; undisclosed liabilities; non-arm’s length transactions; collateral benefits; absence of certain changes or events; ordinary course of business; financial information; compliance with laws; authorization and licenses; opinion of financial advisors; finders’ fees; Board and Special Committee approval; material contracts; real property; personal property; intellectual property; software, litigation; environmental matters; employees; collective agreements; employee plans; insurance; taxes; disclosure; title to assets; condition of tangible assets; Investment Canada Act matters; customers and suppliers; product warranties; privacy; and bank accounts and powers or attorney.

The assertions embodied in PNI’s representations and warranties are qualified by information contained in the Disclosure Letter that PNI delivered to Staples and Staples Acquireco in connection with the execution of the Arrangement Agreement. While PNI does not believe that the Disclosure Letter contains material information that PNI is required to disclose publicly, other than information that has already been so disclosed by PNI, the Disclosure Letter does contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Arrangement Agreement, including certain non-public information. Accordingly, you should not rely on the representations and warranties in the Arrangement Agreement as characterizations of the actual state of facts, since they are modified in part by the Disclosure Letter. Moreover, information concerning the subject matter of such representations and warranties may have changed since the date of the Arrangement Agreement and the representations and warranties will not reflect any such subsequent changes in facts. In addition, some of PNI’s representations and warranties are qualified by the knowledge of certain officers of PNI.

Further, the Arrangement Agreement includes certain customary representations and warranties of Staples and Staples Acquireco, relating to: corporate existence and power; corporate authorization; execution and binding obligation; governmental authorization; non-contravention; security ownership; available funds; and Investment Canada Act matters.

The representations and warranties of the Parties to the Arrangement Agreement will not survive the completion of the Arrangement.

Covenants of PNI

Covenants Regarding Conduct of Business

In the Arrangement Agreement, PNI agreed to certain customary negative and affirmative covenants relating to the operation of its business between the date of the Arrangement Agreement and until the earlier of the Effective Time and (if applicable) the time that the Arrangement Agreement is terminated in accordance with its terms. In particular, PNI agreed that:

1.	PNI shall conduct business only in the Ordinary Course.

2.

PNI shall preserve intact the current business organization of PNI, keep available the services of the present employees and agents of PNI and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors, and all other persons having business relationships with PNI, and except with the prior written consent of Staples or Staples Acquireco or as expressly set out in the Disclosure Letter, PNI shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its constating documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(i)	split, combine or reclassify any shares of its capital stock or amend any term of any outstanding debt security;

(ii)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any PNI Shares or other securities;

(iii)

issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of PNI Shares, except for the issuance of PNI Shares issuable upon the exercise of the currently outstanding PNI Options and PNI Warrants in accordance with the terms of the PNI Options and PNI Warrants, respectively;

(iv)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses;

(v)	acquire, directly or indirectly, any assets in one transaction or in a series of transaction being in excess of $500,000;

(vi)

sell, lease, transfer or otherwise dispose of any of the assets of PNI or its affiliates except for (i) assets which are obsolete and which individually or in the aggregate do not exceed $500,000, or (ii) inventory sold in the Ordinary Course;

(vii)	make any payment capital expenditure or commitment to do which individually or in the aggregate exceeds $500,000, or as otherwise disclosed in the Disclosure Letter;

(viii)

prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof, on a per transaction basis or in aggregate, in excess of $500,000;

(ix)

other than in the Ordinary Course, create or incur any Lien on (i) any assets of the Company or any of its Subsidiaries having a value in excess of $500,000 or (ii) any owned or licensed intellectual property of the Company or any of its Subsidiaries

(x)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any person;

(xi)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(xii)	make any bonus or profit sharing distribution or similar payment of any kind;

(xiii)	make any change in PNI’s methods of accounting except as required by concurrent changes in GAAP;

(xiv)	grant any general increase in the rate of wages, salaries, bonuses or other remuneration to any of the employees of PNI;

(xv)

Except as disclosed in the Disclosure Letter, (i) adopt, enter into or amend any Employee Plan (other than entering into an employment agreement in the Ordinary Course with a new employee who was not employed by the Company or a Subsidiary on the date of the Arrangement Agreement); (ii) pay any benefit to any director or officer of the Company or any of its Subsidiaries or to any Company Employee that is not required under the terms of any Employee Plan in effect on the date of the Arrangement Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of the Company or any of its Subsidiaries or to any Company Employee; (iv) make any material determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(xvi)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(xvii)	compromise or settle any litigation, proceeding or governmental investigation relating to the assets or business of the Company;

(xviii)

make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any tax returns, file claims for Tax refunds other than in the Ordinary Course and consistent with past practice, enter any closing agreement, settle any action in respect of any Tax or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(xix)

amend or modify or terminate or waive any right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date of the Arrangement Agreement;

(xx)

enter into, amend or modify any union recognition agreement, Collective Agreement or similar agreement with any trade union or representative body other than in the Ordinary Course and upon reasonable consultation with Staples and Staples Acquireco;

(xxi)	amend, modify or terminate any material insurance policy of PNI or any affiliate in effect on the date of the Arrangement Agreement, except as contemplated in the Arrangement Agreement;

(xxii)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing;

(xxiii)

grant or commit to grant an exclusive licence or otherwise transfer any intellectual property or exclusive rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than in the Ordinary Course to wholly-owned Subsidiaries;

Covenants Regarding Arrangement

PNI further agreed that it shall take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

1.	using its reasonable best efforts to obtain the Required Approval, including submitting the Arrangement Resolution for approval by the PNI Shareholders at the Special Meeting;

2.

using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required (i) necessary or advisable to be obtained under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following the completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Staples and Staples Acquireco, and without paying, and without committing itself or Staples Acquireco to pay, any consideration or incur any liability or obligation without the prior written consent of Staples and Staples Acquireco;

3.

using its reasonable best efforts to, on prior written approval of Staples, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement;

4.

carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement;

5.

not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement;

6.

promptly advise Staples and Staples Acquireco in writing of: (i) any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance, or state of facts which would reasonable be expected to have a Material Adverse Effect; (ii) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person is required in connection with the Arrangement Agreement or the Arrangement; (iii) any written notice or other communication received by PNI from any third party, subsequent to the date of the Arrangement Agreement and prior to the Effective Time, alleging any material breach of or default under (A) any Material Contract to which the Company or any of its Subsidiaries is a party or (B) any other Contract to which the Company or any of its Subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to the Company and its Subsidiaries, taken as a whole, or any written notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date of the Arrangement Agreement and prior to the Effective Time, alleging that the consent or waiver of such third party is or may be required in connection with the Arrangement; (iv) any notice or other communication from any third party supplier, marketing partner, licensor of intellectual property or software, customer, distributor or reseller to the effect that such supplier, marketing partner, licensor of intellectual property or software, customer, distributor or reseller is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of the Arrangement Agreement or the Arrangement; (v) any notice or other communication from any Governmental Entity in connection with the Arrangement Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to Staples and Staples Acquireco); or (vi) any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company.

Covenants Regarding Access to Information and Confidentiality

PNI further agreed that it shall give Staples and Staples Acquireco, upon reasonable notice, reasonable access during business hours to premises, property and assets, contracts and leases, and senior personnel if PNI and its Subsidiaries, so long as the access that does not interfere with the Ordinary Course conduct of business. In addition, PNI agreed to provide Staples and Stales Acquireco with access to reasonably requested financial and operating data, provided the provision of the information does not violate any Law.

Covenants of Staples and Staples Acquireco

Staples has agreed to, promptly following the receipt of the Final Order and in any event at least one (1) Business Day prior to the Effective Date, provide the Depositary with sufficient funds to be held in escrow to satisfy the payment of the Consideration as provided for in the Plan of Arrangement.

Staples also agreed that Staples shall cause Staples Acquireco to perform all of its obligations under the Arrangement Agreement and agreed to be jointly and severally liable with Staples Acquireco for the due and punctual performance of the obligations of Staples Acquireco arising under the Agreement and the Plan of Arrangement.

Staples and Staples Acquireco agreed not to amend the Voting Support Agreements without the prior written consent of PNI.

Mutual Covenants of the Parties

Each Party agreed to promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to: (a) cause any of the representations or warranties of such Party contained in the Arrangement Agreement to be untrue or inaccurate in any respect at any time from the date of the Arrangement Agreement to the Effective Time; or (b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under the Arrangement Agreement.

The Parties also agreed to co-operate in the preparation of presentations (if any) to PNI Shareholders regarding the Arrangement. The Parties agreed not to issue any press release or make any other public statement or disclosure with respect to the Arrangement Agreement or the Arrangement (except at the Special Meeting in an agreed upon form) without the consent of the other Party (which consent shall not be unreasonably withheld or delayed), and PNI must not make any filing with any Governmental Entity with respect to the Arrangement Agreement or the Arrangement without the consent of Staples and Staples Acquireco (which consent shall not be unreasonably withheld or delayed). Any Party that is required to make disclosure by Law agreed to use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

Non-Solicitation Obligations of PNI

Non-Solicitation of Acquisition Proposals

The Arrangement Agreement provides that PNI shall not, directly or indirectly, through any officer, Director, employee, representative (including any financial or other adviser) or agent of PNI or of any of its Subsidiaries, and shall not permit any such person to:

1.

make, solicit, assist, initiate, encourage, promote or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of PNI or any subsidiary or entering into any oral or written form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, for greater certainty, PNI may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal;

2.

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Staples and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

3.	make a Change in Recommendation;

4.

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or publicly take no position or remain neutral with respect to, any Acquisition Proposal (it being understood and agreed that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than two (2) Business Days following the announcement of such Acquisition Proposal will not constitute a violation of this provision provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such two (2) Business Day period); or

5.

accept or enter into or publicly propose to enter into any agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality agreement as contemplated in the Arrangement Agreement);

Termination of Existing Discussions and Information Exchange

As of May 2, 2014, PNI shall have, and shall have caused its affiliates and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations commenced prior to the date of the Arrangement Agreement with any person (other than Staples or its affiliates) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and whether or not initiated by PNI or its Representatives, and in connection with such termination shall have:

1.	discontinued access to, and disclosure of all information, (including any data room access and any confidential information) regarding PNI or any Subsidiary; and

2.

requested, and exercised all rights it has to require (i) the return or destruction of all copies of any confidential information regarding PNI or any affiliate provided to any person (other than Staples) to the extent that such information has not previously been returned or destroyed, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding PNI or any Subsidiary.

PNI is required to take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the PNI or its subsidiaries is a party, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof, and PNI and its Subsidiaries may not, without the prior written consent of Staples and Staples Acquireco, release any person from, or terminate, waive, amend, suspend or otherwise modify such person’s obligations, under any confidentiality, standstill or similar agreement or restriction to which PNI or any of its Subsidiaries is a party.

Notification Obligations

If PNI or any of its Subsidiaries receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to PNI or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of PNI or any Subsidiary, PNI shall immediately notify Staples and Staples Acquireco, at first orally, and then promptly and in any event within 24 hours in writing, of (a) such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such person and (b) the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to Acquisition Proposals

If at any time following the date of the Arrangement Agreement and prior to the approval by the PNI Shareholders of the Arrangement Resolution the Board receives a bona fide written Acquisition Proposal that was not solicited after entering into the Arrangement Agreement, then the Board may:

1.

contact the person making such Acquisition Proposal to clarify the terms and conditions of such Acquisition Proposal so as to determine whether such proposal is, or could reasonably be expected to lead to, a Superior Proposal;

2.

if, in the opinion of the Board, acting in good faith and after receiving advice from its outside financial advisor and outside legal counsel, the Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal:

(a)	furnish information with respect to PNI and its Subsidiaries to the person making such Acquisition Proposal; and/or

(b)	consider such Acquisition Proposal and/or, participate and/or engage in discussions with the person making such Acquisition Proposal;

provided that (x) PNI will not disclose any non-public information with respect to PNI to such person without entering into a confidentiality and standstill agreement with such person, having terms not more favourable to such person than the equivalent terms of the Confidentiality Agreement; and (y) Staples and Staples Acquireco are promptly provided with a list and copies of all information provided to the person making such Acquisition Proposal not previously provided to Staples and Staples Acquireco.

Superior Proposal

If PNI receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders, the Board may, subject to paying the Company Termination Fee, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

1.	the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction with the Company;

2.	PNI has been, and continues to be, in compliance with its obligations under the non-solicitation provisions in the Arrangement Agreement;

3.

PNI has delivered to Staples and Staples Acquireco a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

4.	PNI has provided Staples and Staples Acquireco a copy of the proposed definitive agreement for the Superior Proposal;

5.

at least five (5) Business Days (the “Matching Period”) have elapsed following the date that is the later of the date on which Staples and Staples Acquireco received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from PNI;

6.

during each Matching Period, Staples and Staples Acquire have had the opportunity (but not the obligation), to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

7.

if Staples and Staples Acquireco have offered to amend the Arrangement Agreement, the Board has determined in good faith, after consultation with outside legal and financial advisors, that such Acquisition

 Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as amended by Staples and Staples Acquireco; and

8.	prior to or concurrently with entering into such definitive agreement, PNI terminates the Arrangement Agreement.

Staples’s Right to Match

1.

During each Matching Period: (a) the Board shall review any written offer duly made by Staples and Staples Acquireco to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such amended proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) PNI shall negotiate in good faith with Staples and Staples Acquireco to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Staples and Staples Acquireco to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, PNI shall promptly so advise Staples and Staples Acquireco, and PNI, Staples and Staples Acquireco shall amend the Arrangement Agreement to reflect such written offer made by Staples and Staples Acquireco, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

2.

Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal, and Staples and Staples Acquireco shall be afforded a new five (5) Business Day Matching Period from the later of the date on which Staples and Staples Acquireco received the Superior Proposal Notice and a copy of the proposed definitive agreement for the new Superior Proposal from PNI.

3.

The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or Board determines that a proposed amendment to the terms of the Arrangement Agreement made by Staples and Staples Acquireco would result in an Acquisition Proposal no longer being a Superior Proposal. PNI shall provide Staples and Staples Acquireco and their outside legal counsel with a reasonable opportunity to review the form and content of any such press release and PNI shall make all reasonable amendments to such press release as requested by Staples and Staples Acquireco.

4.

If PNI provides notice of a Superior Proposal to Staples and Staples Acquireco after a date that is less than 10 Business Days before the Special Meeting, PNI shall, as directed by Staples and Staples Acquireco, either proceed with or shall postpone the Special Meeting to a date that is not more than 15 Business Days after the scheduled date of the Special Meeting.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of PNI, Staples and Staples Acquireco.

The Arrangement Agreement may also be terminated at any time prior to the Effective Time by:

1.	either PNI or Staples and Staples Acquireco if:

(a)

the Required Approval is not obtained at the Special Meeting in accordance with the Interim Order, provided that a Party may not terminate the Arrangement Agreement if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(b)

after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins PNI or Staples and Staples Acquireco from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable; or

(c)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

2.	PNI if:

(a)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Staples and Staples Acquireco under the Arrangement Agreement occurs that would cause any condition of closing for the benefit of PNI not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; or

(b)

prior to the approval by PNI Shareholders of the Arrangement Resolution, the Board authorizes PNI to enter into a binding written agreement with respect to a Superior Proposal (other than a permitted confidentiality agreement), subject to compliance with PNI’s non-solicitation and right to match covenants, provided that prior to or concurrent with such termination PNI pays the Company Termination Fee;

3.	Staples or Staples Acquireco if:

(a)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of PNI under the Arrangement Agreement occurs that would cause certain conditions of closing for the benefit of Staples and Staples Acquireco not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date;

(b)	the Board or any committee of the Board makes a Change in Recommendation; or

(c)	Dissent Rights have been exercised with respect to more than 10% of the issued and outstanding PNI Shares; or

(d)	there has occurred a Material Adverse Effect.

Termination Fees and Expenses

Company Termination Fee

The Arrangement Agreement requires PNI to pay Staples Acquireco the Company Termination Fee in the amount of $2 million, as liquidated damages, in any of the following circumstances:

1.	Staples or Staples Acquireco terminate the Arrangement Agreement in the event that the Board or any committee of the Board makes a Change in Recommendation;

2.	PNI terminates the Arrangement Agreement in order to enter into a binding written agreement with respect to a Superior Proposal;

3.

Any of the Parties terminates the Arrangement Agreement in the event that the Required Approval is not obtained at the Special Meeting in accordance with the Interim Order or the Effective Time does not occur on or prior to the Outside Date, or if Staples or Staples Acquireco terminates the Arrangement Agreement due to a breach of any representation or warranty or failure to perform any covenant or agreement on the part of PNI under the Arrangement Agreement that would cause certain conditions of closing for the benefit of Staples and Staples Acquireco not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date, provided that:

(a)	prior to such termination, an Acquisition Proposal is made or publicly announced by a third party or if any third party shall have publicly announced an intention to do so; and

(a)

within 365 days following the date of such termination, (i) an Acquisition Proposal is consummated, or (ii) PNI or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal.

Purchaser Termination Fee

Under the Arrangement Agreement, Staples has agreed to pay a Purchaser Termination Fee of $2.361 million to PNI if PNI terminates the Arrangement Agreement due to a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Staples and Staples Acquireco under the Arrangement Agreement that would cause any condition of closing for the benefit of PNI not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date.

Expenses

All out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees of PNI incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Directors’ and Officers’ Insurance and Indemnification

Indemnification

Staples and Staples Acquireco agreed to honour all rights in existence and disclosed to them at the signing of the Arrangement Agreement to indemnification or exculpation in favour of present and former employees, officers and Directors of PNI and its Subsidiaries. Staples and Staples Acquireco acknowledged that such rights will survive the Plan of Arrangement and will continue in full force and effect for a period of not less than six (6) years from the Effective Date.

Insurance

Prior to the Effective Time, PNI will purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by PNI and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The cost of such policies is required to not exceed 250% of PNI’s current annual aggregate premium for its current similar policies. Staples Acquireco will maintain or cause to be maintained such policies in effect for six (6) years from the Effective Date.

Amendment

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Special Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, provided that such amendment does not: (i) change the time for performance of any of the obligations or acts of the parties; (ii) modify any representation or warranty contained in the Arrangement Agreement or document delivered pursuant thereto; (iii) modify any covenants contained in the Arrangement Agreement and waive or modify performance of any of the Parties’ obligations; or (iv) modify any mutual conditions.

PROCEDURES FOR SURRENDER OF SHARE CERTIFICATES AND PAYMENT OF CONSIDERATION

All references to “certificates” in this section include DRS Advice.

Delivery Requirements

Letter of Transmittal

If you are a Registered Shareholder, you should have received with this Circular a Letter of Transmittal (printed on green paper) for use by you for the purpose of surrendering certificates representing PNI Shares under the Arrangement in exchange for the Consideration. The details for the surrender of PNI Share certificates to the Depositary and the address of the Depositary are set out in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available on SEDAR at www.sedar.com.

The Letter of Transmittal contains important procedural information relating to the Arrangement and should be reviewed carefully. The deposit of PNI Shares pursuant to the procedures set out in the Letter of Transmittal will constitute a binding agreement between the depositing Shareholder and Staples Acquireco upon the terms and subject to the conditions of the Arrangement.

Lost Certificates

In the event that any certificate that, immediately before the Effective Time, represented one or more outstanding PNI Shares that were exchanged for applicable Consideration, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver cash in exchange for such lost, stolen or destroyed certificate in accordance with the Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered must, as a condition precedent to the delivery of such cash, give a bond satisfactory to Staples, PNI and the Depositary in such amount as they may direct, or otherwise indemnify Staples Acquireco and PNI in a manner satisfactory to them, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights After Six Years

In accordance with the Plan of Arrangement, each certificate that, immediately before the Effective Time, represented one or more PNI Shares will be deemed to represent, after the Effective Time and until it is surrendered to the Depositary for cancellation pursuant to the Arrangement, only the right to receive, upon such surrender, a cash payment in lieu of such certificate less any withholdings or deductions in respect of taxes and other amounts required to be withheld or deducted therefrom under any applicable Laws. Any such certificate formerly representing PNI Shares that is not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in PNI, Staples or Staples Acquireco. On the sixth anniversary of the Effective Date, all cash to which such former Shareholder was entitled will be deemed to have been surrendered to PNI or Staples Acquireco, as applicable.

Determinations

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any PNI Shares deposited pursuant to the Arrangement will be determined by Staples and Staples Acquireco. Depositing PNI Shareholders agree that such determination will be final and binding. PNI, Staples and Staples Acquireco reserve the absolute right to waive any defect or irregularity in the deposit of any PNI Shares. There will be no duty or obligation on PNI, Staples, Staples Acquireco, the Depositary or any other person to give notice of any defect or irregularity in any deposit of PNI Shares and no liability will be incurred by any of them for failure to give such notice. The interpretation by PNI, Staples and Staples Acquireco of the terms and conditions of the Arrangement (including this Circular and the Letter of Transmittal) will be final and binding. The method of delivery of certificates representing PNI Shares and all other required documents is at the option and risk of the person depositing the same. PNI recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that appropriate insurance be obtained.

Delivery by Beneficial Shareholders

If you are a Beneficial Shareholder, you should carefully follow the instructions from the applicable Intermediary that holds PNI Shares on your behalf in order to properly deposit your PNI Shares and receive payment therefor pursuant to the Arrangement.

Delivery of Consideration

The Arrangement Agreement and the Plan of Arrangement require Staples Acquireco to promptly, following the receipt of the Final Order and in any event at least one Business Day prior to the Effective Date, provide the Depositary with sufficient funds to be held in escrow with the Depositary to satisfy the aggregate Consideration required to effect payment in full: (i) for all of PNI Shares to be acquired pursuant to the Arrangement; and (ii) required to effect the payments required to be made to each Optionholder pursuant to the Arrangement.

Pursuant to the Plan of Arrangement, Staples Acquireco is also required to, prior to the Effective Time, to deposit or cause to be deposited with the Depositary, for the sole benefit of Warrantholders, the aggregate amount of cash denominated in Canadian dollars required to effect the payments in respect of PNI Warrants required under the Arrangement.

Under no circumstances will interest accrue or be paid to persons depositing PNI Shares, regardless of any delay in making such payment. The Depositary will act as the agent of persons who have deposited PNI Shares pursuant to the Arrangement for the purpose of receiving payment from Staples Acquireco and transmitting payment from Staples Acquireco to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by the persons depositing PNI Shares.

Upon surrender to the Depositary for cancellation of a certificate that, immediately before the Effective Time, represented one or more outstanding PNI Shares, together with a duly completed and executed Letter of Transmittal (with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal) and such additional documents and instruments as the Depositary may reasonably require, the former PNI Shareholder surrendering such certificate will be entitled to receive in exchange therefor, and Staples Acquireco and Staples will cause the Depositary to deliver to such former PNI Shareholder following the Effective Time, a cheque (or other form of immediately available funds) representing the cash which such former PNI Shareholder is entitled to receive under the Arrangement for such PNI Shares, less any withholdings or deductions in respect of taxes and other amounts required to be withheld or deducted therefrom under any applicable Laws, and any certificate so surrendered will forthwith be cancelled.

Unless otherwise directed in the Letter of Transmittal, cheques will be issued in the name of the Registered Shareholder of PNI Shares so deposited. Unless the person who deposits PNI Shares instructs the Depositary to hold a cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first-class insured mail to the address provided in the Letter of Transmittal. If no address is provided, cheques will be forwarded to the address of the person as shown on the applicable register of PNI.

On or as soon as practicable after the Effective Time, but in no event later than 3 Business Days after the Effective Time, the Depositary will deliver: on behalf of Staples Acquireco to each holder who, immediately before the Effective Time, was a Warrantholder (as reflected on the books and records of PNI); and on behalf of PNI to each holder who, immediately before the Effective Time, was an Optionholder (as reflected on the books and records of PNI); a cheque (or other form of immediately available funds) representing the cash which such former holder is entitled to receive under the Arrangement less any withholdings or deductions in respect of taxes and other amounts required to be withheld or deducted therefrom under any applicable Laws, against receipt of such documentation as Staples or PNI may reasonably require, acknowledging the termination of PNI Options and PNI Warrants, as the case may be, held by such former holder.

Any payment made by way of cheque or otherwise by the Depositary on behalf of Staples Acquireco that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date will terminate and be deemed to be surrendered and forfeited to Staples Acquireco.

PNI, Staples Acquireco and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable under the Arrangement to a Shareholder, Optionholder or Warrantholder such taxes and other amounts as PNI, Staples Acquireco or the Depositary is required or permitted under applicable Laws to deduct and withhold with respect to such payment.

The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by Staples, Staples Acquireco and PNI against certain liabilities under applicable Laws and expenses incurred in connection therewith.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

The Arrangement requires Court approval under the BCBCA. On June 2, 2014, prior to the mailing of this Circular, PNI obtained the Interim Order, which provides for the calling and holding of the Special Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix E to this Circular. A copy of the Notice of Application in respect of the Final Order is attached as Appendix D to this Circular.

Subject to obtaining the Required Approval in accordance with the Interim Order, the hearing in respect of the Final Order is currently scheduled to take place on July 10, 2014 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, in the Court at 800 Smithe Street, Vancouver, British Columbia. At the hearing, any PNI Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon PNI a response in the form prescribed by the Supreme Court Civil Rules (British Columbia) (a “Response”) together with any evidence or materials that such party intends to present to the Court on or before 4:00 p.m. (PDT) on July 4, 2014. Service of such notice shall be effected by service upon the solicitors for PNI: McMillan LLP, Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Attention: Karen Carteri.

The Court, in hearing the motion for the Final Order, will consider, among other things, the fairness of the Arrangement to parties who may be affected, including the PNI Shareholders. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Response will be given notice of the postponement, adjournment or rescheduled date.

If (a) the Required Approval is obtained, (b) the Final Order is granted, and (c) all other conditions under the Arrangement Agreement are satisfied or, where permitted, waived, the Arrangement will become effective on the Effective Date. PNI and Staples currently expect that the Effective Date will occur in mid-July 2014.

Canadian Securities Law Considerations

Special Transaction Rules

The Arrangement is subject to the requirements of MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure that all securityholders are treated in a manner that is fair, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to “business combinations” (as such term is defined in MI 61-101).

A transaction such as the Arrangement can constitute a “business combination” for purposes of MI 61-101 if a related party of PNI, such as a director or senior officer or a 10% shareholder, is entitled to receive, as a consequence of the transaction, a “collateral benefit”. A “collateral benefit” is broadly defined for purposes of MI 61-101 and means, subject to certain specified exclusions, any benefit that a related party of the issuer is entitled to receive, directly or indirectly, as a consequence of the transaction, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of the issuer or of another person, regardless of the existence of any offsetting costs to the related party or whether the benefit is provided, or agreed to, by the issuer or another party to the transaction.

As noted above, the definition of “collateral benefit” contains certain exclusions. In that regard, a benefit received by a related party of PNI is not considered to be a collateral benefit if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of PNI or an affiliated entity and (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (c) full particulars of the benefit are disclosed in this Circular, and (d) either (i) at the time the Arrangement was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding PNI Shares, or (ii) (A) if the transaction is a “business combination”, the related party discloses to an independent committee of PNI the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for equity securities beneficially owned by the related party, (B) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (A), and (C) the independent committee’s determination is disclosed in this Circular.

In evaluating the Arrangement, the Special Committee considered that each of the following could be characterized as a benefit to which certain Directors and senior officers of PNI are or may become entitled as a consequence of the Arrangement, as contemplated by MI 61-101:

  the acceleration of vesting of any unvested PNI Options issued to any Directors or senior officers (the “Acceleration Benefit”); and

  the fact that the completion of the Arrangement will constitute a change of control under the Executive Employment Agreements of certain of PNI’s senior officers, the result of which is that, if the senior officer’s employment is terminated without “cause” by PNI within a specified period of time prior to or following completion of the Arrangement or if the senior officer exercises his right to resign within a specified period of time after the completion of the Arrangement, the senior officer may be entitled to receive a severance payment amount (the “COC Benefit”).

The following table sets out the Acceleration Benefit to be received by each Director and senior officer of the Company and the approximate value of such benefit:

		Exercise Price and Number of
		Unvested PNI Options			Value of
					Acceleration
Name	Position with PNI	$0.27	$0.44	$0.46	Benefit
Kyle Hall	Chief Executive Officer, President and Director	116,667	-	266,667	$497,500
Cameron Lawrence	Chief Financial Officer	116,667	66,667	-	$250,834
Paul Thomas	Vice-President, Technology	66,667	33,334	-	$137,335
Chris Egan	Vice-President, Product Management	66,667	-	66,667	$178,000
Simon Cairns	Vice-President, Business Development	66,667	33,334	-	$137,335
Peter Fitzgerald	Chairman and Director	33,334	-	-	$47,668
Robert Chase	Director	33,334	-	-	$47,668
Josef Vejvoda	Director	33,334	-	-	$47,668

		Exercise Price and Number of
		Unvested PNI Options			Value of
					Acceleration
Name	Position with PNI	$0.27	$0.44	$0.46	Benefit
David Jaworski	Director	33,334	-	-	$47,668

For the total value to be received by the Directors and senior officers for all their vested and unvested Options in connection with the Arrangement, see “The Arrangement – Interests of Directors, Senior Officers –Ownership of PNI Options”.

The following table sets out approximate value of the quantum of the Acceleration Benefit and the COC Benefit, together with the total benefit, to which each applicable Director and senior officer of PNI is or may become entitled in connection with the Arrangement:

		Acceleration
Name	Position	Benefit	COC Benefit	Total Benefits
Kyle Hall	CEO	$497,500	$555,000	$1,052,500
Cameron Lawrence	CFO	$250,834	$273,750	$524,584
Paul Thomas	VP Technology	$137,335	$170,000	$307,335
Chris Egan	VP Product Management	$178,000	$170,000	$348,000
Simon Cairns	VP Business Development	$137,335	$170,000	$307,335
Peter Fitzgerald	Chairman and Director	$47,668	Nil	$47,668
Robert Chase	Director	$47,668	Nil	$47,668
Josef Vejvoda	Director	$47,668	Nil	$47,668
David Jaworski	Director	$47,668	Nil	$47,668

None of the Acceleration Benefits or the COC Benefits was conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to such individuals for securities relinquished under the Arrangement and the conferring of such benefits is not, by its terms, conditional on any of such individuals supporting the Arrangement.

As each of the foregoing individuals other than Messrs. Chase, Hall, and Fitzgerald beneficially owns or exercises control or direction over less than 1% of PNI Shares, the benefits to which such individuals are or may be entitled as set forth in the table above do not constitute a collateral benefit for purposes of MI 61-101.

A separate committee of independent Directors, consisting of Josef Vejvoda and David Jaworksi (the “Independent Committee”) met on June 3, 2014 to consider whether the Acceleration Benefits and the COC Benefits of Messrs. Chase, Hall, and Fitzgerald fall within the exception from the definition of “collateral benefit” as provided in MI 61-101.

Each of Mr. Chase, Mr. Hall, and Mr. Fitzgerald, who each beneficially owns or is deemed to own (assuming the exercise of the PNI Options held by them), for the purposes of MI 61-101, more than 1% of the outstanding PNI Shares, disclosed to the Special Committee the amount of consideration that each expects to be beneficially entitled to receive under the Arrangement in exchange for PNI Shares and PNI Options that he beneficially owns. In the case of Mr. Chase, Mr. Chase owns 358,000 PNI Shares and is deemed to own 100,000 PNI Shares that are issuable upon the exercise of his PNI Options for an aggregate of 458,000 PNI Shares, or approximately 1.10% of the issued and outstanding PNI Shares on the record date for the Special Meeting. In the case of Mr. Hall, Mr. Hall owns 161,400 PNI Shares and is deemed to own 725,000 PNI Shares that are issuable upon the exercise of his PNI Options for an aggregate of 886,400 PNI Shares, or approximately 2.10% of the issued and outstanding PNI Shares on the record date for the Special Meeting. In the case of Mr. Fitzgerald, Mr. Fitzgerald owns 1,660,673 PNI Shares and is deemed to own 225,000 PNI Shares that are issuable upon the exercise of PNI Options for an aggregate of 1,885,673 PNI Shares, or approximately 4.53% of the issued and outstanding PNI Shares on the record date for the Special Meeting.

The Independent Committee determined that the value of the benefits to which Mr. Fitzgerald would be entitled would be less than 5% of the amount of consideration he would be entitled to receive under the Arrangement.

The Independent Committee determined that the value of the benefits to which each of Mr. Chase and Mr. Hall would be entitled would be more than 5% of the amount of consideration he would be entitled to receive under the Arrangement. As a consequence of this determination, the Arrangement constitutes a “business combination” pursuant to MI 61-101.

Minority Approval

MI 61-101 requires that, in addition to any other required securityholder approval, a business combination must be approved by a simple majority of the votes cast by “minority” securityholders of each class of affected securities (which in the case of PNI consists only of PNI Shares), voting separately as a class (often referred to as “minority approval”). In relation to the Arrangement and for purposes of the Required Approval for the Arrangement, the “minority” securityholders of PNI are all holders of PNI Shares other than (a) any interested party to the Arrangement within the meaning of MI 61-101, (b) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set out therein), and (c) any person that is a joint actor with any of the foregoing for the purposes of MI 61-101.

Accordingly, solely the votes cast in respect of PNI Shares that are beneficially owned by Mr. Chase and Mr. Hall, representing in the aggregate 519,400 PNI Shares, or approximately 1.25% of the issued and outstanding PNI Shares on the record date for the Special Meeting, will be excluded for the purpose of determining if minority approval of the Arrangement Resolution is obtained.

Valuation Requirements

MI 61-101 also requires that an issuer obtain a formal valuation for a transaction that constitutes a business combination if an “interested party” of PNI (as defined in MI 61-101, and who has to be a related party of PNI at the time the transaction is agreed to), would, as a consequence of the Arrangement, directly or indirectly acquire PNI or its business or combine with PNI. As no interested party is acquiring PNI, PNI is not required to obtain a formal valuation.

To the knowledge of the Board and senior officers of PNI, after reasonable inquiry, there have been no prior valuations in respect of PNI (as contemplated in MI 61-101) within the 24-month period preceding the date of this Circular and, except as described under the heading “The Arrangement — Background to the Arrangement”, no bona fide prior offer (as contemplated by MI 61-101) that relates to the transactions contemplated by the Arrangement has been received by PNI during the 24-month period preceding the execution of the Arrangement Agreement.

INFORMATION CONCERNING PNI

General

PNI is incorporated under the BCBCA and has principal and registered offices located at Suite 100 – 425 Carrall Street, Vancouver, British Columbia, V6B 6E3. PNI also has offices in Southampton, United Kingdom and Austin, Texas.

PNI provides software and technology to retailers, Internet portals and web sites, and telecommunication service providers (including mobile phone companies). PNI’s principal service is the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer ordered digital content, whether from in-store kiosks, online sites, desktop software or mobile devices, with retailers that have on-demand manufacturing capabilities for the production of merchandise such as photos and business documents. The PNI Digital Media Platform enables retailers to provide digital photo and personalized product services from desktops, kiosks, and mobile phones, through the Internet to their customers. PNI successfully generates and routes millions of transactions each year for a range of retailers enabling thousands of locations worldwide. More information is available concerning PNI at www.pnimedia.com.

Description of Share Capital

The authorized share capital of PNI consists of an unlimited number of PNI Shares. As of the date of this Circular, there were 41,445,803 PNI Shares issued and outstanding.

As of the date of this Circular, there were 2,485,000 outstanding PNI Options and 427,129 outstanding PNI Warrants.

Price Range and Trading Volume Data

PNI Shares are listed and trade on the TSX and the OTC QB under the symbol “PN” and “PNDMF”, respectively. The following tables summarize the high and low prices and volumes of trading of PNI Shares on the TSX and OTC QB for each of the periods indicated:

TSX Price Range

2013	High ($)	Low ($)	Total Volume
May	0.30	0.25	256,002
June	0.28	0.20	225,748
July	0.265	0.205	119.340
August	0.42	0.20	384,742
September	0.52	0.38	899,378
October	0.87	0.45	3,504,529
November	1.35	0.78	1,801,666
December	1.30	1.04	3,769,818
2014	High ($)	Low ($)	Total Volume
January	1.39	1.12	1,859,501
February	1.49	1.03	1,692,570
March	1.59	1.17	1,842,144
April	1.49	1.15	1,599,849
May	1.72	1.29	17,393,653
June(1)	1.70	1.68	249,230

(1)Up to and including June 3, 2014.

The Consideration of $1.70 in cash per PNI Share represents a premium of approximately 31.8% over the $1.29 closing price of PNI Shares on the TSX on May 2, 2014, the last trading day preceding the announcement of the Arrangement, a premium of approximately 28.9% to the 30-day VWAP of PNI Shares on the TSX for the period ended May 2, 2014, and a premium of 63.1% to the 52-week VWAP of PNI Shares on the TSX for the period ended May 2, 2014. In addition, PNI Shares have not traded at or above $1.70 since mid-December, 2010.

OTC QB Price Range (in US$)

2013	High (US$)	Low (US$)	Total Volume
May	0.28	0.25	43,189
June	0.27	0.20	54,439
July	0.22	0.20	42,751
August	0.36	0.19	239,887
September	0.49	0.36	124,948
October	0.84	0.44	699,153
November	1.27	0.79	687,057
December	1.20	0.98	599,844
2014	High (US$)	Low (US$)	Total Volume
January	1.26	1.02	417,835
February	1.38	0.98	874,346
March	1.38	1.09	711,290
April	1.33	1.05	127,817
May	1.57	1.18	3,741,637
June(1)	1.54	1.54	92,800

(1) Up to and including June 3, 2014.

Independent Auditors

PricewaterhouseCoopers LLP, Chartered Accountants are the auditors of PNI.

Risk Factors Related to PNI

Whether or not the Arrangement is completed, PNI will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to PNI is contained under the heading “Key Information – Risk Factors” in PNI’s annual report for the fiscal year ended September 30, 2013, dated December 10, 2013. See also The Arrangement — “Risk Factors Related to the Arrangement” in this Circular.

Indebtedness of Directors and Executive Officers

At no time during the most recently completed fiscal year has any of the executive officers, Directors, employees and former executive officers, Directors and employees of the Corporation or any of its subsidiaries been indebted to: (a) the Corporation or any of its subsidiaries; or (b) any other entity whereby the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INFORMATION CONCERNING STAPLES AND STAPLES ACQUIRECO

Staples

Staples is incorporated under the laws of the state of Delaware and its principal executive office is located at 500 Staples Drive, Framingham, MA 01702. Through its world-class retail, online and delivery capabilities, Staples lets customers shop however and whenever they want, whether it’s in-store, online or on mobile devices. Staples offers more products than ever, such as technology, facilities and breakroom supplies, furniture, safety supplies, medical supplies, and Copy and Print services. Headquartered outside of Boston, Staples operates throughout North and South America, Europe, Asia, Australia and New Zealand. Staples’ common stock trades on the NASDAQ Global Select Market under the symbol “SPLS”. More information about Staples is available at www.staples.com.

Staples Acquireco

Staples Acquireco is a wholly-owned subsidiary of Staples incorporated under the laws of British Columbia. It is formed and organized solely for the purpose of completing the Arrangement and, prior to Staples advancing to Staples Acquireco the necessary funds to enable Staples Acquireco to pay the aggregate Consideration under the Arrangement, will have no assets or liabilities other than nominal share capital held by Staples. In connection with the completion of the Arrangement, Staples Acquireco will be funded, directly or indirectly, by Staples to enable Staples Acquireco to pay the aggregate Consideration payable to the PNI Shareholders pursuant to the Arrangement.

Summary Description of Staples’s Business

Staples pioneered the office products superstore concept by opening the first office products superstore in Brighton, Massachusetts in 1986 to serve the needs of small businesses and consumers. Since then, Staples has evolved into the world’s leading office products company, serving individual consumers, small businesses, and large corporations and governments. Staples reaches customers through contract, on-line, catalog and retail sales channels and is one one of the largest Internet resellers in the world.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of McMillan LLP, Canadian counsel to PNI, the following is a general summary, as of the date hereof, of certain Canadian federal income tax considerations generally applicable to a beneficial owner of PNI Shares who disposes of PNI Shares pursuant to the Arrangement and who, for purposes of the Tax Act and at all relevant times (a) holds PNI Shares as capital property, (b) deals at arm’s length with Staples, Staples Acquireco, PNI, and their respective affiliates, and (c) is not affiliated with Staples, Staples Acquireco, PNI, or their respective affiliates, (herein, a “Holder or “Holders”).

This summary is not applicable to Holders holding PNI Options, PNI Warrants or other rights to acquire PNI Shares, or Holders who acquired PNI Shares on the exercise of employee stock options. All such Holders should consult their own tax advisors in this regard.

This summary is based on the current provisions of the Tax Act, all specific proposed amendments to the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date hereof (“Proposed Amendments”) and counsel’s understanding of the current published administrative policies and assessing practices of the CRA and assumes that the Proposed Amendments will be enacted in the form proposed. This summary does not otherwise take into account or anticipate changes in Law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policy or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Proposed Amendments will be enacted in the form proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations arising pursuant to the Arrangement. All holders should consult their own tax advisors with respect to the disposition of securities of PNI pursuant to the Arrangement having regard to their own particular circumstances.

Holders Resident in Canada

This part of the summary is generally applicable to a Holder who, for purposes of the Tax Act is and at all relevant times, is, or is deemed to be, resident in Canada (a “Resident Holder” or “Resident Holders”). Certain

Resident Holders who might not otherwise be considered to hold their PNI Shares as capital property may, in certain circumstances, be entitled to have their PNI Shares and all other “Canadian securities” (as defined in the Tax Act) owned by them in the taxation year in which the election is made, and in all subsequent taxation years, treated as capital property by making an irrevocable election under subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisor concerning this election.

This part of the summary is not applicable to a Resident Holder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules) or a “specified financial institution” (as defined in the Tax Act), a Resident Holder an interest in which is a “tax shelter investment” for purposes of the Tax Act, a Resident Holder that reports its “Canadian tax results” in a currency other than Canadian currency, a Resident Holder that enters into a derivative forward agreement for the purposes of the Tax Act with respect to their PNI Shares at any time, or a Resident Holder that is otherwise of special status or in special circumstances. All such Resident Holders should consult their own tax advisors with respect to their own particular circumstances.

Disposition of PNI Shares Pursuant to the Arrangement

Generally, a Resident Holder who disposes of PNI Shares by participating in the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such PNI Shares immediately before the disposition. The general tax treatment of capital gains and losses is discussed below under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in such taxation year by such Resident Holder. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation year, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a PNI Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such PNI Share (if any) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply to reduce any capital loss in respect of the disposition of PNI Shares owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a special tax (refundable in certain circumstances) of 6 2/3% on its “aggregate investment income” including taxable capital gains.

A capital gain realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a “Dissenting Resident Holder”) and who, pursuant to the Plan of Arrangement, is deemed to transfer such Resident Holder’s PNI Shares to Staples Acquireco and is entitled to be paid the fair value for such shares by Staples Acquireco, will, in general, realize a capital gain (or capital loss) equal to the amount, if any, by which the consideration received in respect of such Dissenting Resident Holder’s shares (other than in respect of interest awarded by a court) exceeds (or is less than) the aggregate adjusted cost base of such shares to the Dissenting Resident Holder and any reasonable costs of disposition. See also “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains

and Capital Losses” in this Circular. Any interest awarded to a Dissenting Resident Holder by a court will be required to be included in such holder’s income for purposes of the Tax Act.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, PNI Shares in a business carried on in Canada (a “Non-Resident Holder” or “Non- Resident Holders”). This portion of the summary does not apply to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere, or to Non-Resident Holders that are otherwise of special status or in special circumstances. All such Non-Resident Holders should consult their own tax advisors.

Disposition of PNI Shares Pursuant to the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of PNI Shares pursuant to the Arrangement unless such shares are “taxable Canadian property” (as defined in the Tax Act) to such Non-Resident Holder at the time of disposition and such capital gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.

Generally, PNI Shares will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that such shares are listed at that time on a “designated stock exchange” (as defined in the Tax Act), which includes the TSX, unless at any particular time during the 60-month period that ends at that time, (a) the Non-Resident Holder, persons not dealing at arm’s length (for the purposes of the Tax Act) with such Non-Resident Holder, partnerships in which the Non-Resident Holder (or a person with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act) holds an interest directly or indirectly, or the Non-Resident Holder together with all such persons or partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of PNI, AND (b) more than 50% of the fair market value of PNI Shares was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain additional circumstances set out in the Tax Act, PNI Shares could also be deemed to be taxable Canadian property.

Non-Resident Holders whose PNI Shares may be taxable Canadian property should consult their own tax advisors having regard to their particular circumstances.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights (a “Dissenting Non-Resident Holder”) and who, pursuant to the Plan of Arrangement, is deemed to transfer such Non-Resident Holder’s PNI Shares to Staples Acquireco and is entitled to be paid the fair value of such shares by Staples Acquireco, will, in general terms, be subject to tax treatment under the Tax Act similar to that of a Non-Resident Holder who participates in the Arrangement. See also “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Disposition of PNI Shares Pursuant to the Arrangement” in this Circular.

A Dissenting Non-Resident Holder will not be subject to Canadian withholding tax under the Tax Act in respect of any interest awarded to such holder by a court.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain United States federal income tax consequences generally applicable to U.S. Holders (as defined below) with respect to the Arrangement. The U.S. federal income tax discussion set forth below is a summary and is included for general information only. The discussion is based on current U.S. federal income tax law, which is subject to change. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to the U.S. Holders of PNI Shares as a result of the Arrangement. The Company has not requested, nor will it request, a ruling from the Internal Revenue Service, and it will not request or receive an opinion of counsel with regard to any of the tax consequences of the Arrangement.

Each PNI Shareholder’s individual tax consequences will depend on that U.S. Holder’s own facts and circumstances. This discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their specific circumstances, such as shareholders who are dealers in securities, banks, insurance companies, tax-exempt organizations, retirement plans or other tax-deferred accounts, partnerships, S corporations or other pass-through entities (or an investor in a partnership, S corporation or other pass-through entity), holders of PNI Options, PNI Warrants, or U.S. Holders who received PNI Shares through exercise of an employee stock option, tax-qualified retirement plan or otherwise as compensation, U.S. Holders who are subject to the alternative minimum tax provisions of the tax law, U.S. Holders who hold their stock as a hedge or as part of a hedging, straddle, conversion or other risk reduction transaction, or U.S. Holders who have a functional currency other than the U.S. dollar. Furthermore, no non-U.S. federal, or any state or local tax considerations are addressed herein. This discussion does not address the tax treatment of employees who receive payments of Consideration in the Arrangement in a capacity other than that of a U.S. Holder. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds PNI Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such U.S. Holders should consult their own tax advisors regarding the tax consequences of exchanging PNI Shares pursuant to the Arrangement. U.S. Holders should consult their own tax advisors with respect to the specific tax consequences of the Arrangement.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of PNI Shares that holds such shares as capital assets, and that, for United States federal income tax purposes, is:

  an individual who is a citizen or resident (as defined under United States tax laws) of the United States for United States federal income tax purposes;

  a corporation, or any other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia;

  an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income; or

  a trust if (i) such trust was in existence on August 20, 1996, and has validly elected to be treated as a United States person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over its administration and one or more United States Persons have the authority to control all substantial decisions of such trust.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of PNI Shares that is not a U.S. Holder. This summary does not address the United States federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement. Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the United States federal, United States state and local, non-United States tax and other tax consequences of the Arrangement.

The disposition of PNI Shares for Consideration in the Arrangement will be a taxable transaction to the U.S. Holders. Accordingly, each U.S. Holder generally will recognize gain or loss, if any, equal to the difference, if any, between such U.S. Holder’s adjusted tax basis in the PNI Shares disposed of in the Arrangement and the Consideration the U.S. Holder receives for those PNI Shares. Gain or loss will be determined separately for each block of PNI Shares (generally, PNI Shares acquired at the same cost in a single transaction). Assuming the PNI Shares were held as capital assets, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such shares is more than one year as of the Closing. Long-term capital gain recognized by a non-corporate U.S. Holder is generally eligible for reduced rates of taxation. There are limitations on the deductibility of capital losses.

A U.S. Holder who validly exercises Dissent Rights and who, pursuant to the Plan of Arrangement, is deemed to transfer such shareholder’s PNI Shares to Stapes Acquireco, will, have the same U.S. federal income tax consequences as described for U.S. Holders in the preceding paragraph.

Individuals are subject to a Medicare contribution tax of 3.8 percent of the lesser of (a) “net investment income” for a taxable year and (b) the excess, if any, of the individual’s modified adjusted gross income for such year over a threshold amount. The threshold amount is $250,000 for taxpayers filing a joint return or as a surviving spouse, $125,000 for married taxpayers filing separately and $200,000 for other individuals. This tax is in addition to any income taxes also imposed on such income. “Net investment income” generally means the excess, if any of (a) the sum of (1) gross income from interest, dividends, annuities, royalties and rents, (2) gross income derived from a passive activity, and (3) net gain attributable to the disposition of property other than property held in an active trade or business over (b) the allowable deductions allocable to such gross income or net gain. Estates and certain trusts are also subject to the Medicare contribution tax, but on a different tax base. U.S. Holders should consult their own tax advisors as to the application of the Medicare contribution tax to the Arrangement.

Proceeds from the disposition of PNI Shares pursuant to the Arrangement may be subject to backup withholding, currently at a 28% rate. Backup withholding generally will apply only if the U.S. Holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding rules and certification requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against a U.S. Holder’s United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

CIRCULAR 230 DISCLOSURE: The foregoing discussion of U.S. tax matters is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under federal tax law. The foregoing discussion of tax matters was written to support the matters addressed herein. Each U.S. Holder should seek advice based on his, her or its particular circumstances from an independent tax advisor.

DISSENTING REGISTERED SHAREHOLDERS’ RIGHTS

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their PNI Shares and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Circular as Appendix E, and the text of Division 2 of Part 8 of the BCBCA, which is attached to this Circular as Appendix F. Pursuant to the Interim Order and the Plan of Arrangement, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the BCBCA. A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. Failure to comply with said provisions, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

PNI has granted to Registered Shareholders who object to the Arrangement certain Dissent Rights which are set out in their entirety in the Interim Order, the text of which is attached at Appendix E to this Circular.

Pursuant to the Interim Order, Registered Shareholders who intend to exercise the Dissent Rights must deliver a Dissent Notice to PNI, c/o McMillan LLP, Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Attention: Karen Carteri by 2:00 p.m. (PDT) on July 3, 2014 (if the Special Meeting is adjourned or postponed, the Business Day in Vancouver, British Columbia, Toronto, Ontario, and New York, New York that is two Business Days immediately preceding the date set for the Special Meeting) and must not vote any Dissent Shares in favour of the Arrangement. A Beneficial Holder of PNI Shares who wishes to exercise the Dissent Rights must arrange for the Registered Shareholder to deliver the Dissent Notice. The Dissent Notice must contain all of the information specified in the Interim Order. A vote against the Arrangement Resolution does not constitute a Dissent Notice and a PNI Shareholder who votes in favour of the Arrangement Resolution will not be considered a Dissenting Shareholder.

If the Arrangement Resolution is passed at the Special Meeting, PNI must send by registered mail to every Dissenting Shareholder, before the date set for the hearing of the Final Order, a notice (the “Notice of Intention”) stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, PNI intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with his, her or its exercise of its Dissent Rights, he, she or it must deliver to PNI, within one month of the date of the Notice of Intention, a written statement containing the information specified by the Interim Order, together with the certificate(s), if any, representing the Dissent Shares.

A Dissenting Shareholder delivering such a written statement may not withdraw from his, her or its dissent and, at the Effective Time, will be deemed to have transferred to PNI all of his, her or its Dissent Shares (free of any claims). Such Dissenting Shareholders will cease to have any rights as PNI Shareholders other than the right to be paid the fair value of their PNI Shares. PNI will pay to each Dissenting Shareholder for the Dissent Shares the amount agreed on by PNI and the Dissenting Shareholder. Either PNI or a Dissenting Shareholder may apply to the Court if no agreement on the amount to be paid for the Dissent Shares has been reached, and the Court may:

(a)

determine the fair value that the Dissent Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless such exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the registrar or a referee of the Court;

(b)	join in the application each other Dissenting Shareholder who has not reached an agreement with PNI as to the amount to be paid for the Dissent Shares; or

(c)	make consequential orders and give directions it considers appropriate.

Dissenting Shareholders who are ultimately entitled to be paid fair value for their PNI Shares will be entitled to be paid such fair value and will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Plan of Arrangement had they not exercised their Dissent Rights. The names of such holders will be removed from PNI's central securities register as of the Effective Time.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, PNI will return to the Dissenting Shareholder the certificate(s) representing the Dissent Shares that were delivered to PNI, if any, and, if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement in respect of those PNI Shares on the same basis as all other PNI Shareholders who are not Dissenting Shareholders and shall be entitled to only receive the Consideration. In no case will PNI or Staples or Staples Acquireco be required to recognize such Dissenting Shareholders as holding PNI Shares after the Effective Time.

It is a condition to Staples’ and Staples Acquireco’s obligation to complete the Arrangement that PNI Shareholders holding no more than 10% of the PNI Shares shall have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights as at the Effective Date.

Registered Shareholders wishing to exercise the Dissent Rights should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Registered Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their PNI Shares, as determined under the applicable provisions of the BCBCA (as modified by the Plan of Arrangement, the Interim Order and the Final Order), will be more than or equal to the Consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissenting Shares.

The foregoing is only a summary of the Dissenting Shareholder provisions of the BCBCA (as modified by the Interim Order and the Final Order), which are technical and complex. A complete copy of Division 2 of Part 8 of the BCBCA is attached as Appendix F to this Circular. It is recommended that any Registered Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the BCBCA (as modified by the Plan of Arrangement, the Interim Order and the Final Order) may prejudice its Dissent Rights. For a summary of certain Canadian tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations” in this Circular.

OTHER INFORMATION AND MATTERS

There is no information or matter not disclosed in this Circular but known to PNI that would reasonably be expected to affect the decision of PNI Shareholders to vote for or against the Arrangement Resolution.

DEPOSITARY

Staples, Staples Acquireco and PNI have engaged Computershare as the Depositary for the receipt of certificates representing PNI Shares and related Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by Staples, Staples Acquireco and PNI against certain liabilities arising out of or in connection with its engagement and expenses in connection therewith.

No fee or commission is payable by any Shareholder who transmits its PNI Shares directly to the Depositary. Except as set forth above or elsewhere in this Circular, PNI will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of PNI Shares pursuant to the Arrangement.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of PNI by McMillan LLP and on behalf of Staples and Staples Acquireco by Stikeman Elliott LLP. The partners and associates of McMillan LLP own beneficially, directly or indirectly, in each case, less than 1% of the outstanding securities of PNI and its associates and affiliates.

WHERE YOU CAN FIND MORE INFORMATION

Information contained in this Circular is given as of June 4, 2014, except as otherwise noted and except that information incorporated by reference in this Circular is given as of the respective dates noted therein.

Additional financial and other information concerning PNI, including the following documents, can be found on SEDAR at www.sedar.com:

  PNI’s annual report for the fiscal year ended September 30, 2013, dated December 10, 2013;

  PNI’s audited consolidated financial statements for the fiscal year ended September 30, 2013, together with the report of PNI’s auditors thereon, and management’s discussion and analysis for the fiscal year ended September 30, 2013;

  PNI’s consolidated interim financial statements (unaudited) for the quarter ended December 31, 2013 and management’s discussion and analysis for the quarter ended December 31, 2013; and

  PNI’s consolidated interim financial statements (unaudited) for the quarter ended March 31, 2014 and management’s discussion and analysis for the quarter ended March 31, 2013.

Copies of those documents, as well as any additional copies of this Circular, are available upon written request to PNI, free of charge or, where applicable, upon payment of a reasonable charge, at Suite 100 – 425 Carrall Street, Vancouver, BC V6B 6E3 (Attention: Chief Financial Officer).

APPROVAL OF PNI DIGITAL MEDIA INC.

The contents and the mailing of this Management Proxy Circular have been approved by the Board of Directors of PNI Digital Media Inc.

DATED June 4, 2014

On behalf of the Board of Directors of PNI Digital Media Inc.

“Kyle Hall” (signed)

Kyle Hall
President

CONSENT OF CANTOR FITZGERALD

We refer to the written opinion dated May 2, 2014 (the “Cantor Fitzgerald Opinion”), prepared solely for the Special Committee of the Board of Directors (the “Special Committee”) and the Board of Directors of PNI Digital Media Inc.

We consent to the inclusion of the Cantor Fitzgerald Opinion in PNI Digital Media Inc.’s Management Proxy Circular dated June 4, 2014 (the “Circular”) and to all references to the Cantor Fitzgerald Opinion and the name Cantor Fitzgerald contained in the Circular. In providing such consent, we do not intend that any person other than the Special Committee and the Board of Directors of PNI Digital Media Inc. rely upon such opinion.

“Cantor Fitzgerald Canada Corporation” (signed)

Cantor Fitzgerald Canada Corporation

Dated June 4, 2014

CONSENT OF MCMILLAN LLP

We hereby consent to the reference to our opinion contained under the heading “Certain Canadian Federal Income Tax Considerations” in the Management Proxy Circular of PNI Digital Media Inc. dated June 4, 2014 (the “Circular”) and to the inclusion of the foregoing opinion in the Circular.

“McMillan LLP” (signed)

McMillan LLP

Dated June 4, 2014

APPENDIX A – ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCA”) of PNI Digital Media Inc. (the “Company”), as more particularly described and set forth in the management proxy circular (the “Circular”) dated June 4, 2014 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the “Arrangement Agreement”) made as of May 2, 2014 among the Company, Staples, Inc. and Staples Canada Acquisition ULC, is hereby authorized, approved and adopted.

2. The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “A” to the Circular, is hereby authorized, approved and adopted.

3. The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4. The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

APPENDIX B – PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under Section 288 of the BCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 of this Plan of Arrangement.

“Arrangement Agreement” means the arrangement agreement made as of May 2, 2014 among the Purchaser, Purchaser Parent and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement presented to the Company Shareholders at the Company Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

“BCA” means the Business Corporations Act (British Columbia).

“Business Day” means a day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Vancouver, British Columbia or New York, New York.

“Common Shares” means the Common Shares in the capital of the Company.

“Company” means PNI Digital Media Inc.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan.

“Company Optionholders” means holders of Company Options.

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders and the Company Warrantholders.

“Company Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Company Warrants” means compensation options of the Company, each exercisable into Common Shares at an exercise price of $1.15 per Common Share until December 20, 2015.

“Company Warrantholders” means holders of Company Warrants.

“Consideration” means $1.70 in cash per Common Share.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc.

“Dissent Rights” has the meaning specified in Section 3.1 of this Plan of Arrangement.

“Dissenting Holder” means a holder of Common Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such holder.

“Effective Date” subject to Section 2.8(1) of the Arrangement Agreement, means the date which is two (2) Business Days after all of the conditions precedent to completion of the Arrangement have been satisfied or waived in accordance with Article 6 of the Arrangement Agreement or such other date as the Parties may agree, which, if applicable, shall be the date on which the applicable filings under the BCA are filed with the Registrar of Companies.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Exchanges” means the Toronto Stock Exchange and the OTC Bulletin Board.

“Final Order” means the final order of the Court under Section 291 of the BCA in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange (including the Exchanges).

“holder” means a holder of Common Shares whose name appears in the register of holders of Common Shares maintained by or on behalf of the Company and, where applicable, includes joint holders of such Common Shares.

“Interim Order” means the interim order of the Court in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Parties, each acting reasonably.

“Law” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets.

“Lien” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Letter of Transmittal” means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement.

“Parties” mean collectively, the Purchaser, Purchaser Parent and the Company.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 288 of the BCA, and any amendments or variations made in accordance with Section 8.1 of the Arrangement Agreement or Section 5.1of this plan of arrangement.

“Purchaser” means Staples Canada Acquisition ULC.

“Purchaser Parent” means Staples, Inc.

“Stock Option Plan” means the Company’s 2012 stock option plan.

“Tax Act” means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder.

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time are to local time, Vancouver, British Columbia.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement will become effective, and be binding on the Purchaser, Purchaser Parent, the Company, all holders and beneficial owners of Common Shares, Company Options and Company Warrants, including Dissenting Holders, the registrant and transfer agency of the Company and the Depositary, at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

2.3	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur as set out below without any further authorization, act or formality, in each case effective as at five minute intervals starting at the Effective Time:

(a)

each Company Option which was conditionally exercised pursuant to Section 2.7(1)(b) of the Arrangement Agreement shall be deemed to have been exercised for a Common Share pursuant to the terms of such Company Option, the Stock Option Plan and the conditional exercise procedures implemented in connection with Section 2.7(1)(b) of the Arrangement Agreement, less applicable withholdings;

(b)

each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested and, for greater certainty, not including those Company Options referenced in Section 2.3(a) above), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a Company Optionholder, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which the Consideration exceeds the exercise price of such Company Option, less applicable withholdings, and such Company Option shall immediately be cancelled;

(c)

each holder of Company Options shall cease to be a holder of such Company Options, such holder’s name shall be removed from each applicable register and the Stock Option Plan, and all agreements relating to the Company Options shall be terminated and shall be of no further force and effect, and such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(b) at the time and in the manner specified in;

(d)

each Company Warrant outstanding immediately prior to the Effective Time, notwithstanding the terms of the Company Warrant, shall, without any further action by or on behalf of a holder thereof, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which the Consideration exceeds the exercise price of such Company Warrant, less applicable withholdings, and such Company Warrant shall immediately be cancelled;

(e)

each holder of Company Warrants shall cease to be a holder of such Company Warrants, such holder’s name shall be removed from each applicable register, and all agreements relating to the Company Warrants shall be terminated and shall be of no further force and effect, and such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(d) at the time and in the manner specified in;

(f)	each Common Share (including, for greater certainty, a Common Share issuable on the exercise of a Company Option under Section 2.3(a)) outstanding at the Effective Time, other than a Common

Share held by a Dissenting Holder who has validly exercised his, her or its Dissent Right, shall be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration for each Common Share held;

(g)

each Common Share in respect of which a holder of Common Shares has validly exercised his, her or its Dissent Right shall be directly assigned and transferred by such Dissenting Holder to the Purchaser (free and clear of all Liens) in accordance with Section 3.1; and

(h)

the names of the holders of the Common Shares transferred to the Purchaser shall be removed from the applicable registers of holders of Common Shares, the holders of the Common Shares shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Common Shares in accordance with this Section 2.3, and the Purchaser shall be recorded as the registered holder of the Common Shares so transferred and shall be deemed the legal and beneficial owner thereof.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Holders of Common Shares may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCA, as modified by the Interim Order, the Final Order, and this Section 3.1; provided that, notwithstanding Section 242 of the BCA, the written objection to the Arrangement Resolution referred to in Section 242 of the BCA must be received by the Company not later than 2:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(f) and if they:

(a)

ultimately are entitled to be paid fair value for such Common Shares, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in Sections 244 and 245 of the BCA and determined as of the close of business on the day before the Effective Date, will be entitled to be paid by the Purchaser the fair value of such Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares and shall be entitled to receive only the Consideration contemplated in Section 2.3(e) hereof that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights.

3.2	Recognition of Dissenting Holders

(a)

In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(f)and the names of such Dissenting Holders shall be removed from the registers of holders of Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(f) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCA, holders of Common Shares who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights and shall be deemed to have not exercised Dissent Rights in respect of such Company Shares.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)

The Purchaser shall deposit for the benefit of holders of Company Securityholders, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement, with the amount per Company Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per applicable Common Share for this purpose). The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(e), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of Common Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable and shall be delivered by the Depositary to the Purchaser or the Company, as applicable.

(d)

As soon as practicable following the Effective Date, the Depositary shall deliver, on behalf of the Company, to each holder of Company Options, as reflected on the register maintained by or on behalf of the Company in respect of the Company’s option plan, a cheque representing the cash payment, if any, which such holder is entitled to receive pursuant to Section 2.3(a), less any amounts required to be withheld pursuant to Section 4.3.

(e)

As soon as practicable following the Effective Date, the Depositary shall deliver, on behalf of the Company, to each holder of Company Warrants, as reflected on the register maintained by or on behalf of the Company therefor, a cheque representing the cash payment, if any, which such holder is entitled to receive pursuant to Section 2.3(c), less any amounts required to be withheld pursuant to Section 4.3.

(f)

Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Common Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(g)

No holder of Common Shares, Company Options, or Company Warrants shall be entitled to receive any consideration with respect to such Common Shares, Company Options, or Company Warrants other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.3(e) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company and the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, the Company or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

4.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company, the Purchaser, Purchaser Parent, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Purchaser and Purchaser Parent, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders of Common Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Purchaser and Purchaser

Parent shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser or Purchaser Parent, provided that it concerns a matter which, in the reasonable opinion of the Purchaser or Purchaser Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

ARTICLE 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX C – OPINION OF CANTOR FITZGERALD

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Cantor Fitzgerald Canada Corporation
181 University Avenue
Suite 1500
Toronto, ON M5H 3M7

May 2, 2014

The Board of Directors and the Special Committee of the Board of Directors
PNI Digital Media Inc.
Suite 590 – 425 Carrall Street
Vancouver, B.C. V6B 6E3

To The Board of Directors and the Special Committee of the Board of Directors:

Cantor Fitzgerald Canada Corporation (“CFCC”, “We”, or “Us”) understands that PNI Digital Media Inc. (“PNI”) is proposing to enter into an arrangement agreement to be dated on or about May 2, 2014 (the “Arrangement Agreement”) with Staples, Inc., a corporation incorporated under the laws of Delaware (“Purchaser Parent”) and Staples Canada Acquisition ULC, a corporation incorporated under the laws of British Columbia (the “Purchaser”), pursuant to which, among other things, the Purchaser will acquire (the “Proposed Transaction”) all of the outstanding common shares (the “Shares”) of PNI. You have provided us with a copy of the Arrangement Agreement in substantially final form.

We understand that pursuant to the Arrangement Agreement:

a)	the Purchaser will acquire each of the issued and outstanding Shares of PNI for cash consideration of $1.70 per Share (the “Consideration”);
b)	the Proposed Transaction will be effected by way of a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia);
c)

the completion of the Proposed Transaction will be conditional upon, among other things, approval by at least 66 2/3% of the votes cast by the shareholders of PNI who are present in person or represented by proxy at a special meeting (the “Special Meeting”) of such shareholders;

d)

each member of the Board of Directors of PNI, each officer of PNI and Invesco Canada Ltd., a shareholder of PNI, will enter into voting support agreements in favor of the Proposed Transaction with the Purchaser; and

e)

the terms and conditions of the Proposed Transaction will be described in a management information circular of PNI and related documents (the “Circular”) that will be mailed to the holders of common shares of PNI (“the PNI Shareholders”) in connection with the Special Meeting.

Engagement of CFCC

PNI initially contacted CFCC regarding a potential fairness opinion assignment on February 28, 2014, and CFCC was formally engaged pursuant to a letter agreement dated March 12, 2014 (the “Engagement Agreement”) by the Special Committee of the Board of Directors of PNI (the “Special Committee”) to act as financial advisor to the Special Committee in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Special Committee has requested that CFCC prepare and deliver to the Board of Directors of PNI a written opinion (the “Opinion”) as to whether the Consideration to be received by the PNI Shareholders is fair, from a financial point of view, to the PNI Shareholders.

CFCC will be paid a fee for rendering the Opinion and has been receiving a related fee, neither of which is contingent upon the completion of the Proposed Transaction. PNI has also agreed to reimburse CFCC for its reasonable out-of-pocket expenses (including legal expenses) and to indemnify CFCC in respect of certain liabilities that might arise out of our engagement.

The Board of Directors and the Special Committee of the Board of Directors
PNI Digital Medial Inc.
May 2, 2014
Page 2

CFCC has not been engaged to provide any financial advisory services nor has it participated in any financing involving PNI within the past two years, other than the services provided under the Engagement Agreement and as described herein.

The Opinion has been prepared in accordance with the Disclosure Standards for Form of Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this Opinion.

CFCC has not prepared a formal valuation (within the meaning of Multilateral Instrument 61-101 of the Ontario Securities Commission) as part of this engagement and the Opinion should not be construed as a valuation of PNI or any other respective assets or securities.

Credential of CFCC

CFCC is an affiliate of Cantor Fitzgerald. Cantor Fitzgerald, a leading global financial services group at the forefront of financial and technological innovation has been a proven and resilient leader for over 65 years. Cantor is a preeminent capital markets investment bank serving more than 7,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, prime brokerage, and commercial real estate finance and its global distribution platform. Cantor Fitzgerald & Co. (CF&CO) is one of 22 primary dealers authorized to trade U.S. government securities with The Federal Reserve Bank of New York. Cantor Fitzgerald’s 1,600 employees serve clients through over 30 locations, including major financial centers around the world in the Americas, Europe, Asia/Pacific, and the Middle East. The Opinion expressed herein is the opinion of CFCC, which is experienced in merger, acquisition and divestiture and valuation matters.

Scope of the Review

In the course of performing our reviews and analyses for rendering this opinion, we have:

  reviewed a recent draft of the Arrangement Agreement, dated May 1, 2014;

  reviewed the non-binding letter of intent between Staples and PNI, dated as of February 28, 2014;

  reviewed the management information circular, dated February 25, 2014, relating to the annual meeting of shareholders of PNI held on March 27, 2014;

  reviewed the final short form prospectus of PNI, dated December 13, 2013;

  reviewed the annual reports and audited consolidated financial statements and the related management discussion and analyses of PNI for the years ended September 30, 2012 and 2013;

  reviewed the consolidated interim reports, comparative unaudited financial statements and the related management discussion and analyses of PNI for the three months ended December 31, 2012 and December 31, 2013, respectively;

  reviewed draft internal financial statements of PNI for the three and six months ended March 31, 2014;

  reviewed certain internal operating and financial information relating to PNI’s business and prospects, including operating and financial budgets and projections for the fiscal quarters and three (3) years ending September 30, 2016, all as prepared and provided to us by PNI’s management;

The Board of Directors and the Special Committee of the Board of Directors
PNI Digital Medial Inc.
May 2, 2014
Page 3

  met and held conference calls with certain members of PNI’s senior management to discuss PNI’s business, operations, historical and projected financial results and future prospects, as well as the Chairman of the Special Committee of the Board of Directors of PNI regarding the status of the Bloom Stationers LLC lawsuit;

  reviewed that certain Representation Letter addressed to CFCC, dated as of May 2, 2014, from the CEO and CFO of PNI certifying, among other things, as to the completeness and accuracy of the information provided to us by PNI;

  reviewed press releases filed by PNI on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com since January 1, 2013;

  reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to PNI;

  reviewed the publicly available terms of certain relevant mergers and acquisitions involving companies which we deemed generally comparable to PNI;

  reviewed the historical prices, trading multiples and trading volumes of the common shares of PNI over the twelve month period preceding the Proposed Transaction;

  reviewed equity research analyst reports and research updates regarding PNI, its operations, financial results and valuation;

  reviewed PNI’s website (http://www.pnimedia.com) and corporate presentations prepared by the management of PNI as publicly posted on its website;

  reviewed other publicly available financial studies and analyses, and taking into account such other matters we deemed necessary, including our assessment of general economic, market and monetary conditions conducted conference calls with certain members of PNI’s Special Committee to discuss PNI’s acquisition by Staples; and

  conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

Assumptions and Limitations

Our Opinion is subject to the assumptions, conditions, qualifications and limitations set forth below and otherwise herein, including, without limitation, in the section titled “Engagement of CFCC”.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by PNI or obtained by us from public sources, including, without limitation, the estimates, forecasts and projections referred to above. With respect to the estimates, forecasts and projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of PNI as to the expected future performance of PNI, and, to the extent such information includes estimates, forecasts or projections obtained from public sources, we have assumed such estimates, forecasts and projections are reasonable. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the estimates, forecasts or projections or data from third party vendors; we express no view or opinion as to such estimates, forecasts or projections and the assumptions upon which they are based; and we have further relied upon the assurances of the senior management of PNI that they are unaware of any facts that would make the information and any such estimates, forecasts or projections incomplete or misleading. We have not met separately with the independent auditors of PNI in connection with preparing this Opinion and, with your permission, we have assumed the accuracy and fair presentation of, and relied upon, PNI’s audited financial statements and the reports of the

The Board of Directors and the Special Committee of the Board of Directors
PNI Digital Medial Inc.
May 2, 2014
Page 4

auditors thereon, and PNI’s interim unaudited financial statements. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the information.

In arriving at our Opinion, we have not been asked to prepare and have not prepared or obtained any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of PNI, the Purchaser or any of their respective affiliates nor have we been furnished with any such appraisals and our Opinion should not be construed as such. Further, we were not requested to and did not provide advice concerning the structure, the specific amount of the Consideration, or any other aspects of the Proposed Transaction, or to provide services other than the delivery of this Opinion. We have assumed that the executed Arrangement Agreement does not differ in any material respect from that reviewed by CFCC and that the Proposed Transaction will be consummated in a timely manner and in accordance with the terms of the Arrangement Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on PNI, the Purchaser Parent or the Purchaser. We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are true and correct as of the date hereof and that that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements in all material respects. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by PNI and its advisors with respect to such issues. Our Opinion does not address any legal, tax, regulatory or accounting matters.

Consistent with applicable legal and regulatory requirements, CF&CO and CFCC and its affiliates have adopted certain policies and procedures to establish and maintain the independence of CF&CO’s, CFCC’s, and its affiliates’ research departments and personnel. As a result, CF&CO’s, CFCC’s, and its affiliates’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to PNI, the Purchaser Parent, the Proposed Transaction and other participants in the Proposed Transaction that differ from the views of CF&CO’s and CFCC’s investment banking personnel.

In the ordinary course of business, CFCC and its affiliates may actively trade (for their own accounts and for the accounts of their customers) certain equity and debt securities, bank debt and/or other financial instruments issued by PNI and/or the Purchaser Parent and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of PNI as they are reflected in the information and as they were represented to us in our discussions. We have assumed that there has been no material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), financial condition, operations, business or prospects of PNI since the date of such information.

In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

It is understood that this letter is intended for the benefit and use of the Board of Directors and the Special Committee of the Board of Directors in connection with their consideration of the Proposed Transaction. This letter and our Opinion are not be used or relied upon by any other person or for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in the Circular to be distributed to the PNI Shareholders in connection with the Proposed Transaction. This letter and our Opinion are not intended to be and do not constitute a recommendation to the Board of Directors or the Special Committee of the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any PNI Shareholder as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or range of prices at which the Shares of PNI or the Purchaser Parent may trade or value of any securities of PNI or the Purchaser Parent or any of their respective affiliates following the announcement or consummation of the Proposed Transaction. Further, this letter

The Board of Directors and the Special Committee of the Board of Directors
PNI Digital Medial Inc.
May 2, 2014
Page 5

and our Opinion do not address PNI’s underlying business decision to pursue the Proposed Transaction, the relative merits of the Proposed Transaction as compared to any alternative business or financial strategies that might exist for PNI or the effects of any other transaction in which PNI might engage. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of PNI’s officers, directors or employees, or any class of such persons, in connection with the Proposed Transaction relative to the Consideration to be received by the PNI Shareholders.

This Opinion is given as of its date May 2, 2014 and CFCC disclaims any undertaking or obligation to update this Opinion or advice any person of any change in any fact or matter affecting the Opinion which may come or be brought to CFCC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, CFCC reserves the right to change, modify or withdraw the Opinion, but is not obligated to do so.

Opinion

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the PNI Shareholders is fair, from a financial point of view, to the PNI Shareholders.

Very truly yours

“Cantor Fitzgerald Canada Corporation” (signed)

CANTOR FITZGERALD CANADA CORPORATION

APPENDIX D – NOTICE OF APPLICATION FOR FINAL ORDER

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D-1

VANCOUVER
JUN - 2 2014
REGISTRY

No. VLC-S-S-144185
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 AND 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG PNI DIGITAL MEDIA INC., ITS SECURITYHOLDERS, STAPLES, INC. AND STAPLES CANADA ACQUISITION ULC

PNI DIGITAL MEDIA INC.

PETITIONER

NOTICE OF HEARING OF PETITION
(FOR FINAL ORDER)

TAKE NOTICE that the Petition of PNI Digital Media Inc. dated May 29, 2014 for the Final Order will be heard in chambers at the courthouse at 800 Smithe Street, Vancouver, British Columbia, on Thursday, the 10th day of July, 2014 at 9:45 a.m.

The Petitioner estimates that the hearing will take 15 minutes.

This matter is not within the jurisdiction of a Master because a final order is sought.

Dated: June 2, 2014

Counsel for Petitioner
Karen L.M. Carteri

This Notice of Hearing is filed and delivered by Karen L.M. Carteri of the firm of McMillan LLP, solicitor for the Petitioner, whose place of business and address for delivery is 1500 – 1055 West Georgia Street, Vancouver, B.C., V6E 4N7, Tel: (604) 689-9111; Fax: (604) 685-7084

LEGAL_22381708.3

D-2

APPENDIX E – INTERIM ORDER

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E-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

JUN 02 2014

ENTERED

No. S144185
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 AND 291 OF THE *BUSINESS CORPORATIONS ACT,* S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG PNI DIGITAL MEDIA INC., ITS SECURITYHOLDERS, STAPLES, INC. AND STAPLES CANADA ACQUISITION ULC

PNI DIGITAL MEDIA INC.

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

BEFORE MASTER MacNaughton)	MONDAY, THE 2ND DAY OF JUNE, 2014

ON THE APPLICATION of the Petitioner, PNI Digital Media Inc. ("PNI") for an Interim Order pursuant to its Application filed on May 29, 2014, without notice and coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on June 2, 2014 and on hearing Karen L.M. Carteri, counsel for the Petitioner and upon reading the Application herein and Affidavit #1 of Cameron Lawrence, sworn May 29, 2014, and filed herein.

THIS COURT ORDERS THAT:

THE MEETING

1. The Petitioner, PNI is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders of record of common shares ("Common Shares") of PNI (the "Shareholders") to be held at Suite 1500 – 1055 West Georgia Street, Vancouver,

E-2

-2-

British Columbia on Tuesday, July 8, 2014 at 9:00 a.m. (Vancouver time) or at such other time and location in Vancouver, British Columbia to be determined by PNI provided that the Shareholders have due notice of same.

2. At the Meeting, the Shareholders will, *inter alia*, consider, and if deemed advisable, approve one or more special resolutions in the form attached as Appendix "A" to the Information Circular (defined below) (the "Arrangement Resolution") adopting, with or without amendment, the arrangement (the "Arrangement") involving PNI, the Shareholders, the holders of stock options of PNI ("Optionholders"), the holders of warrants of PNI ("Warrantholders") (collectively, the "Securityholders"), Staples, Inc. ("Staples") and Staples Canada Acquisition ULC ("Staples Acquireco") as set forth in the plan of arrangement (the "Plan of Arrangement"), a copy of which is attached as Exhibit "A" to the Affidavit #1 of Cameron Lawrence sworn on May 29, 2014 and filed herein and as Appendix "B" to the information circular of the Company to be sent to Securityholders in connection with the Arrangement (the "Information Circular"), which is also an exhibit to the Affidavit #1 of Cameron Lawrence.

3. At the Meeting, PNI may also transact such further and other business as is contemplated by the Information Circular or as otherwise may be properly brought before the Meeting.

4. The Meeting will be called, held and conducted in accordance with the Notice of Special Meeting of Shareholders (the "Notice") to be delivered in substantially the form attached to and forming part of the Information Circular, and in accordance with the applicable provisions of the BCA and related rules and policies, applicable securities laws, the terms of this Interim Order (the "Interim Order") and any further Order of this Court, the rulings and directions of the chairman of the Meeting, and, in accordance with the terms, restriction and conditions of the articles of PNI, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, this Interim Order will govern.

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RECORD DATE FOR NOTICE

5. The record date for determining the Shareholders entitled to receive the Notice, the Information Circular, this Interim Order, and a form of proxy or voting instruction form (together, the "Meeting Materials") will be the close of business on June 4, 2014 (the "Record Date"), or such other date as the directors of PNI may determine in accordance with the articles of PNI and the BCA and disclosed in the Meeting Materials.

NOTICE OF MEETING

6. The Meeting Materials, with such amendments or additional documents as counsel for PNI may advise are necessary or desirable, and that are not inconsistent with the terms of this Interim Order, will be sent at least 21 clear days before the date of the Meeting, excluding the date of mailing or delivery to the Shareholders who are registered Shareholders on the Record Date. The Materials will be sent directly to registered Shareholders and, pursuant to National Instrument 54-101 – Communication of Beneficial Owners of Securities of a Reporting Issuer, to beneficial Shareholders who do not object to the issuers of securities they own knowing who they are. For beneficial Shareholders who do so object, the Meeting Materials will be sent to brokerage intermediaries on behalf of such objecting beneficial Shareholders as of the Record Date.

7. The Meeting Materials will be sent by prepaid ordinary mail addressed to each registered Shareholder at his or her address appearing in the records of PNI, or by delivery of same by personal delivery courier service or by electronic transmission to any such Shareholder who identifies himself or herself to the satisfaction of PNI and who requests or accepts such electronic transmission.

8. The Meeting Materials will be sent at least 21 clear days before the date of the Meeting by prepaid ordinary mail addressed to each PNI director and to PNI's auditor at his, her or its address as it appears on the records of PNI or by delivery of same by personal delivery courier service or by electronic transmission to any such director or auditor who identifies himself, herself or itself to the satisfaction of PNI and who requests or accepts such electronic transmission.

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9. The Meeting Materials, not including the form of proxy or voting instruction form, will be sent at least 21 clear days before the date of the Meeting by email to each Optionholder who is not also a Shareholder or a PNI director and thus being sent a copy of the Meeting Materials in that capacity and who is an employee of PNI, either by electronic transmission at their work email address or by hand delivery or by ordinary mail, and will be sent at least 21 clear days before the date of the Meeting by prepaid ordinary mail addressed to each Warrantholder as of the Record Date who is not also a Shareholder or a PNI director and thus being sent a copy of the Meeting Materials in that capacity, at his, her or its address as it appears on the records of PNI or by delivery of same by personal delivery courier service or by electronic transmission to any such Optionholder or Warrantholder who identifies himself, herself or itself to the satisfaction of PNI and who requests or accepts such electronic transmission.

10. Substantial compliance with paragraphs 6 to 9 will constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials.

11. The accidental failure or omission by PNI to give notice of the Meeting or non-receipt of such notice shall not constitute a breach of the Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or taken at the Meeting provided that quorum requirements are met.

12. The Meeting Materials are hereby deemed to represent sufficient and adequate disclosure including for the purposes of section 290 of the BCA and PNI shall not be required to send to the Securityholders any other or additional information pursuant to section 290 of the BCA or otherwise.

DEEMED RECEIPT OF MEETING MATERIALS

13. The Meeting Materials and any amendments, modifications, updates or supplements thereto will be deemed, for the purposes of this Interim Order, to have been received by the Securityholders

(a) in the case of mailing, at the time specified in section 6 of the BCA;

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(b) in the case of courier delivery, two days after acceptance by the courier service;

(c) in the case of a beneficial Shareholder, two days after delivery thereof to the intermediaries or registered nominees; and

(d) in the case of delivery by electronic transmission directly, the business day after such delivery or transmission of same.

14. Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the meeting, to the Securityholders by mail, courier or electronic delivery or by press release, or newspaper advertisement, as determined to be the most appropriate method of communication by the Petitioner, in which case such notice will be deemed to have been received: (i) if sent by mail, courier or electronic delivery, as specified in paragraph 13 as applicable for delivery by such manner, and (ii) if given by press release or newspaper advertisement at the time of publication.

PERMITTED ATTENDEES

15. The persons entitled to attend the Meeting will be the registered Shareholders, Optionholders, Warrantholders, officers, directors, representatives and advisors of PNI, representatives and advisors of each of Staples and Staples Acquireco and such other persons who receive the consent of the Chairman of the Meeting.

VOTING AT THE MEETING

16. The only persons permitted to vote at the Meeting will be registered Shareholders as of the close of business on the Record Date and their valid proxy holders as described in the Information Circular and as determined by the Chairman of the Meeting upon consultation with the Scrutineer (as hereinafter defined) and legal counsel to PNI.

17. Votes on the Arrangement Resolution taken at the Meeting will be on the basis that each Shareholder is entitled to one vote for each Common Share held by such Shareholder.

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19. In all other respects, the terms, restrictions and conditions of the Articles of PNI, including quorum requirements and other matters, will apply in respect of the Meeting.

ADJOURNMENT OF MEETING

20. If PNI deems advisable, notwithstanding the provisions of the BCA or the articles of PNI, PNI is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement and without the need for approval of the Court, provided that the Securityholders have due notice given by press release prior to the time called for the start of the Meeting.

21. The Record Date for Securityholders entitled to notice of the Meetings and of Shareholders entitled to vote at the Meeting will not change in respect of adjournments or postponements of the Meeting unless otherwise required by applicable laws.

AMENDMENTS

22. PNI is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, provided it has obtained any required consents under the Arrangement Agreement or otherwise, and the Plan of Arrangement as so amended, revised or supplemented will be the Plan of Arrangement which is submitted to the Meeting and which will thereby become the subject of the Arrangement Resolution.

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SCRUTINEER

23. A representative of Computershare Investor Services Inc. or such other person as may be designated by PNI will be authorized to act as scrutineer for the Meeting (the "Scrutineer").

PROXY SOLICITATION

24. PNI is authorized to permit the Shareholders to vote by proxy using a form or forms of proxy that comply with the articles of PNI and the provisions of the BCA relating to the form and content of proxies, and PNI may in its discretion waive generally the time limits for deposit of proxies by the Shareholders if PNI deems it reasonable to do so.

25. The procedures for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

26. The registered Shareholders will, as set out in the Plan of Arrangement, be permitted to dissent from the Arrangement Resolution in accordance with the dissent procedures set forth in Part 8 – Division 2 of the BCA, as modified by the terms of this Interim Order and the Plan of Arrangement, provided that the written notice (the "Dissent Notice") setting forth the objection of such registered Shareholder to the Arrangement and exercise of Dissent Rights must be received by PNI not later than 2:00 p.m. (Vancouver time) on July 3, 2014, or two business days (being, pursuant to the Plan of Arrangement, any day other than a Saturday, Sunday or day on which major banks are closed for business in Vancouver, Toronto, or New York) immediately preceding any date to which the Meeting may be postponed or adjourned at the following address: c/o McMillan LLP, Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Attention: Karen Carteri.

27. Notice to the Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the BCA and the Plan of Arrangement, the fair value of their Common Shares, shall be given by including

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information with respect to this right in the Information Circular to be sent to Shareholders in accordance with this Interim Order.

DELIVERY OF COURT MATERIALS

28. PNI will include in the Meeting Materials a copy of this Interim Order and the Notice of Hearing of Petition for Final Order (the "Court Materials") and will make available to any Securityholder requesting same, a copy of each of the Petition and Application herein and the accompanying Affidavit #1 of Cameron Lawrence.

29. Delivery of the Court Materials with the Meeting Materials in accordance with this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service or delivery need be made and no other material need to be served on or delivered to such persons in respect of these proceedings.

FINAL APPROVAL HEARING

30. Upon the approval of the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, PNI may apply for an order of this Court approving the Plan of Arrangement (the "Final Order") at 9:45 a.m. (Vancouver time) on July 10, 2014 or such later date as counsel for PNI may determine or be heard.

31. Any Securityholder or other interested party has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order provided that such Securityholder or interested party shall file a Response, in the form prescribed by the British Columbia *Supreme Court Civil Rules*, with this Court and deliver a copy of the filed Response together with a copy of all materials on which such Securityholder or interested party intends to rely at the application for the Final Order, including an outline of such Securityholder's or interested party's proposed submissions to the solicitors for the Petitioner at McMillan LLP, Barristers & Solicitors, 1500 – 1055 W. Georgia Street, Vancouver, British Columbia, V6E 4N7, Attention: Karen Carteri, at or before 4:00 p.m. (Vancouver time) on July 8, 2014.

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32. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.

33. The Petitioner shall not be required to comply with Rules 8-1 and 16-1 of the *Supreme Court Civil Rules* in relation to the hearing for the Final Order approving the Plan of Arrangement, and any materials to be filed by PNI in support of the application for the Final Order may be filed up to two business days prior to the hearing of the application for the Final Order without further order of this Court.

VARIANCE

34. PNI is at liberty to apply to this Honourable Court to vary the Interim Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to the Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for the Petitioner
Karen L.M. Carteri

By the Court

Registrar

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No.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 AND 291 OF THE *BUSINESS CORPORATIONS ACT,*
S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
PNI DIGITAL MEDIA INC., ITS SECURITYHOLDERS, STAPLES, INC.
AND STAPLES CANADA ACQUISITION ULC

PNI DIGITAL MEDIA INC.

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

Karen L.M. Carteri
McMillan LLP
1500 – 1055 W. Georgia Street, Box 11117
Vancouver, B.C. V6E 4N7
(604) 689-9111
File No. 52871IL-00001

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APPENDIX F – DIVISION 2 OF PART 8 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 — Dissent Proceedings

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) each the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)  the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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